UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

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The Coca-Cola Company

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Notice of 2012 Annual Meeting of Shareowners and Proxy Statement



Wednesday, April 25, 2012 at 9:30 a.m., local time
Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339



The Coca-Cola Company

Dear Shareowner:

I hope you will join The Coca-Cola Company's Board of Directors, senior leadership and other associates and alumni at our 2012 Annual Meeting of Shareowners in our hometown of Atlanta. The attached Notice of Annual Meeting of Shareowners and Proxy Statement will serve as your guide to the business to be conducted at the meeting.

This year's proxy statement demonstrates our ongoing commitment to simplify and more effectively explain the matters to be addressed at our Annual Meeting. You will see several enhancements in how we present information to you about our Board of Director nominees, corporate governance practices and executive compensation policies. To begin with, we now have included a Proxy Summary starting on page 5 that provides highlights of the detailed information included elsewhere in the proxy statement. The Board and I feel that it is important to provide you the information you are looking for about the Company in a way that is easy to understand.

You will see that we have continued this year to enhance the Compensation Discussion and Analysis that begins on page 40 in order to show how our executives' pay is linked to performance and clearly explain our executive compensation philosophy and practices. You will also find detailed information about the qualifications of our Director candidates and why we believe they are the right people to represent you starting on page 14.

And for the second year, we are offering a shareowner forum. This shareowner-only website was popular last year. It enables you to learn more about our Company, vote your proxy, participate in a shareowner survey, submit questions for the Annual Meeting in advance and view the meeting live online. We encourage you to visit and utilize our shareowner forum. You can find more details on page 86.

Your vote is very important to us and to our business. Prior to the meeting, I encourage you to sign and return your proxy card, use telephone or Internet voting, or visit the shareowner forum so that your shares will be represented and voted at the meeting. Instructions on how to vote are found beginning on page 10.

I hope to see you at the meeting. Thank you for being a shareowner and for the trust you have in our Company.

March 8, 2012



Muhtar Kent

Chairman of the Board and Chief Executive Officer

Table of Contents

REPORT OF THE COMPENSATION COMMITTEE 54

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION 54

EXECUTIVE COMPENSATION 55

EQUITY COMPENSATION PLAN INFORMATION 80

REPORT OF THE AUDIT COMMITTEE 81

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS (ITEM 2) 83

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (ITEM 3) 85

QUESTIONS AND ANSWERS ABOUT COMMUNICATIONS, SHAREOWNER PROPOSALS AND COMPANY DOCUMENTS 86

OTHER INFORMATION 88

ANNEX A 89



NOTICE OF ANNUAL MEETING OF SHAREOWNERS

Wednesday, April 25, 2012

9:30 a.m., local time

Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339

The Annual Meeting of Shareowners of The Coca-Cola Company (the "Company") will be held at the Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339, on Wednesday, April 25, 2012, at 9:30 a.m., local time. The purposes of the meeting are:

1. to elect the 17 Directors identified in the accompanying proxy statement to serve until the 2013 Annual Meeting of Shareowners;

2. to ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company to serve for the 2012 fiscal year;

3. to hold an advisory vote to approve executive compensation; and

4. to transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors set February 27, 2012 as the record date for the meeting. This means that owners of record of shares of common stock of the Company as of the close of business on that date are entitled to:

• receive this notice of the meeting; and

• vote at the meeting and any adjournments or postponements of the meeting.

We will make available a list of shareowners of record as of the close of business on February 27, 2012 for inspection by shareowners for any purpose germane to the meeting during normal business hours from April 11 through April 24, 2012 at the Company's principal place of business, One Coca-Cola Plaza, Atlanta, Georgia 30313. This list also will be available to shareowners for any such purpose at the meeting.

March 8, 2012

Atlanta, Georgia

By Order of the Board of Directors

Gloria K. Bowden

Associate General Counsel and Secretary

We urge each shareowner to promptly sign and return the enclosed proxy card or to use telephone or Internet voting. See our questions and answers about the meeting and voting section for information about voting by telephone or Internet, how to revoke a proxy and how to vote shares in person.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider and you should read the entire proxy statement before voting. For more complete information regarding the Company's 2011 performance, please review the Company's Annual Report on Form 10-K.

2012 Annual Meeting of Shareowners

- **Date and Time:**

  April 25, 2012, 9:30 a.m., local time

- **Place:**

  Cobb Galleria Centre
  Two Galleria Parkway
  Atlanta, Georgia 30339

- **Record Date:**

  February 27, 2012

- **Shareowner Forum:**

  www.theinvestornetwork.com/forum/KO

  To access the forum, shareowners must have their control number, which can be found on the notice or proxy card.

- **Meeting Webcast:**

  www.thecoca-colacompany.com/investors/shareowner_meeting (Company website)
  www.theinvestornetwork.com/forum/KO (shareowner forum)

Voting Matters and Board Recommendations

	Our Board's Recommendation
Election of Directors (page 14)	FOR each Director Nominee
Ratification of Auditors (page 83)	FOR
Advisory Vote to Approve Executive Compensation (page 85)	FOR

2011 Business Highlights

In 2011, the Company delivered strong operating results. Business highlights included:

- Strong global volume growth of 5% led by brand Coca-Cola, up 3%.
- Reported net revenues grew 33% and comparable currency neutral net revenues grew 29%, reflecting the acquisition of Coca-Cola Enterprises Inc.'s ("CCE") former North American operations in the fourth quarter of 2010.
- Reported operating income grew 20% and comparable currency neutral operating income grew 12%.
- Reported earnings per share ("EPS") of $3.69. Comparable EPS of $3.84, compared to comparable EPS of $3.49 in 2010.
- $8.6 billion returned to shareowners, through $4.3 billion in dividends and $4.3 billion in share repurchases.

Comparable currency neutral net revenues, comparable currency neutral operating income and comparable earnings per share differ from what is reported under U.S. generally accepted accounting principles ("GAAP"). See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

Director Nominees (page 15)

The following table provides summary information about each Director nominee. Each Director stands for election annually.

Name	Age	Director Since	Primary Occupation	Committee Memberships	Other Public Company Boards
Herbert A. Allen	72	1982	President, Chief Executive Officer and Director, Allen & Company Incorporated	E, F, MD	0
Ronald W. Allen*	70	1991	President, Chief Executive Officer and Director, Aaron's Inc. Former Chairman of the Board, President and Chief Executive Officer, Delta Air Lines, Inc.	A, C	4
Howard G. Buffett*	57	2010	President, Buffett Farms President, Howard G. Buffett Foundation	PIDR	2
Richard M. Daley*	69	2011	Managing Principal, Tur Partners LLC Of Counsel, Katten Muchin Rosenman LLP	DCG	0
Barry Diller*	70	2002	Chairman of the Board and Senior Executive, IAC/InterActiveCorp, Expedia, Inc. and TripAdvisor, Inc.	DCG, F, MD	4
Evan G. Greenberg*	57	2011	Chairman, President and Chief Executive Officer, ACE Limited	A	1
Alexis M. Herman*	64	2007	Chair and Chief Executive Officer, New Ventures LLC	C, PIDR	3
Muhtar Kent	59	2008	Chairman of the Board and Chief Executive Officer, The Coca-Cola Company	E (Chair)	0
Donald R. Keough	85	2004	Non-Executive Chairman of the Board, Allen & Company Incorporated and Allen & Company, LLC	MD (Chair), PIDR	2
Robert A. Kotick*	49	2012	President, Chief Executive Officer and Director, Activision Blizzard, Inc.	MD	1
Maria Elena Lagomasino*	62	2008	Chief Executive Officer, GenSpring Family Offices, LLC	C (Chair), DCG	1
Donald F. McHenry*	75	1981	Distinguished Professor in the Practice of Diplomacy and International Affairs, School of Foreign Service, Georgetown University	A, DCG, PIDR (Chair)	0
Sam Nunn*	73	1997	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative	F, PIDR	1
James D. Robinson III*	76	1975	Co-Founder and General Partner, RRE Ventures President, JD Robinson, Inc.	C, DCG (Chair), MD	0
Peter V. Ueberroth*	74	1986	Investor and Chairman, Contrarian Group, Inc. Non-Executive Co-Chairman, Pebble Beach Company	A (Chair), F	1
Jacob Wallenberg*[1]	56	2008	Chairman of the Board, Investor AB	DCG, PIDR	6
James B. Williams*	78	1979	Former Chairman of the Board and Chief Executive Officer, SunTrust Banks, Inc.	A, E, F (Chair), MD	3

*   Independent Director

1   None of the six companies at which Mr. Wallenberg serves as a Director are U.S. based companies and only two such companies are required to file periodic reports under the Securities Exchange Act of 1934, as amended.

A   Audit Committee

C   Compensation Committee

DCG Committee on Directors and Corporate Governance

E   Executive Committee

F   Finance Committee

MD   Management Development Committee

PIDR Public Issues and Diversity Review Committee

Executive Compensation Highlights (page 40)

Our compensation programs are designed to reward employees for producing sustainable growth consistent with the Company's 2020 Vision, to attract and retain world-class talent and to align compensation with the long-term interests of our shareowners. The 2020 Vision is an action plan that sets forth a common set of strategies guiding the Coca-Cola system to succeed in the changing environment over this decade.

Our executive compensation programs closely tie pay to performance. The following illustrates the directional relationship between Company performance, based on two of our key metrics, and the compensation of our Chairman and Chief Executive Officer from 2009 to 2011. These key metrics, unit case volume and comparable earnings per share, were chosen because they correlate to long-term shareowner value.



1   Comparable EPS differs from what is reported under GAAP. See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.
2   Mr. Kent's total compensation as reported in the 2011 Summary Compensation Table on page 55, excluding change in pension value and nonqualified deferred compensation earnings. Mr. Kent's first full year as Chairman of the Board, in addition to being Chief Executive Officer, was 2010.

The following chart shows how a $100 investment in the Company's common stock on December 31, 2006 would have grown to $168 on December 31, 2011, with dividends invested quarterly, for those who wish to consider total shareowner return when evaluating executive compensation. The chart also compares the total shareowner return on the Company's common stock to the same investment in the S&P 500 Index and the Company's compensation comparator group (see page 50) over the same period, with dividends reinvested quarterly. As illustrated below, the Company's common stock outperformed both the S&P 500 Index and the Company's comparator group during this period.



* Source: Standard & Poor's Research Insight. For foreign companies included in the comparator group, market value has been converted to U.S. dollars and excludes the impact of currency.

Set forth below is the 2011 compensation for each Named Executive Officer as determined under Securities and Exchange Commission ("SEC") rules. See the notes accompanying the 2011 Summary Compensation Table on page 55 for more information.

Name and Principal Position	Salary	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Muhtar Kent Chairman of the Board and Chief Executive Officer	$ 1,350,000	$ 5,600,141	$ 7,454,880	$ 6,000,000	$ 7,953,762	$ 756,790	$ 29,115,573
Gary P. Fayard Executive Vice President and Chief Financial Officer	785,280	1,836,575	2,443,110	1,760,000	1,599,292	100,315	8,524,572
Ahmet C. Bozer President, Eurasia and Africa Group	602,550	1,706,602	2,414,280	1,131,000	1,185,505	750,968	7,790,905
Steven A. Cahillane President and Chief Executive Officer of CCR	764,063	1,706,602	2,267,340	1,570,000	350,697	231,145	6,889,847
José Octavio Reyes President, Latin America Group	655,060	1,836,575	2,443,110	1,621,000	1,103,392	457,230	8,116,367

Important Dates for 2013 Annual Meeting of Shareowners (page 86)

- Shareowner proposals submitted for inclusion in our 2013 proxy statement pursuant to SEC Rule 14a-8 must be received by us by November 8, 2012.

- Notice of shareowner proposals to be raised from the floor of the 2013 Annual Meeting of Shareowners outside of SEC Rule 14a-8 must be received by us by December 26, 2012.



ONE COCA-COLA PLAZA
ATLANTA, GEORGIA 30313

March 8, 2012

PROXY STATEMENT

The Board of Directors of The Coca-Cola Company (the "Board") is furnishing you this proxy statement to solicit proxies on its behalf to be voted at the 2012 Annual Meeting of Shareowners of The Coca-Cola Company (the "Company"). The meeting will be held at the Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339 on April 25, 2012, at 9:30 a.m., local time. The proxies also may be voted at any adjournments or postponements of the meeting.

The mailing address of our principal executive offices is The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301. We are first furnishing the proxy materials to shareowners on March 8, 2012.

All properly executed written proxies, and all properly completed proxies submitted by telephone or Internet, that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting.

Only owners of record of shares of common stock of the Company ("Common Stock") as of the close of business on February 27, 2012, the record date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting. Each owner of record on the record date is entitled to one vote for each share of Common Stock held. On February 27, 2012, there were 2,264,574,141 shares of Common Stock issued and outstanding.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON APRIL 25, 2012.

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2011 are available at *www.edocumentview.com/coca-cola*.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

1. What is a proxy statement and what is a proxy?

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2012 Annual Meeting of Shareowners. These three officers are Alexander B. Cummings, Jr., Gary P. Fayard and Bernhard Goepelt.

2. What is the difference between holding shares as a shareowner of record and as a beneficial shareowner?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Computershare Trust Company, N.A., you are considered a shareowner of record with respect to those shares. If your shares are held in a brokerage account or bank, you are considered the "beneficial owner" of those shares.

3. What different methods can I use to vote?

By Written Proxy. All shareowners of record can vote by written proxy card. If you are a beneficial owner, you may request a written proxy card or a vote instruction form from your bank or broker.

By Telephone or Internet. All shareowners of record also can vote by touchtone telephone from the U.S., Puerto Rico and Canada, using the toll-free telephone number on the proxy card, or through the Internet, using the procedures and instructions described on the proxy card. Beneficial owners may vote by telephone or Internet if their bank or broker makes those methods available, in which case the bank or broker will include the instructions with the proxy materials. Shareowners may also vote through the Internet via our shareowner forum located at *www.theinvestornetwork.com/forum/KO*. The telephone and Internet voting procedures are designed to authenticate shareowners' identities, to allow shareowners to vote their shares and to confirm that their instructions have been recorded properly.

In Person. All shareowners of record may vote in person at the meeting. Beneficial owners may vote in person at the meeting if they have a legal proxy, as described in the response to question 6.

4. What shares are included on the proxy card?

If you are a shareowner of record, you will receive only one proxy card for all the shares of Common Stock you hold in certificate form, in book-entry form and in any Company benefit plan.

If you hold shares of Common Stock in any Company benefit plan and do not vote your shares or specify your voting instructions on your proxy card, the administrators of the benefit plans will not vote your benefit plan shares. *To allow sufficient time for voting by the administrators, your voting instructions must be received by April 20, 2012.*

5. How do I attend the meeting in person? What do I need to bring?

You need to bring documentation showing that you owned Common Stock on the record date, February 27, 2012. *You also will need to bring a photo ID to gain admission.* Please note that cameras, sound or video recording equipment, cellular telephones, smartphones or other similar equipment, electronic devices, large bags, briefcases or packages will not be allowed in the meeting room.

If you are a shareowner of record and received your proxy materials by mail, your admission ticket is attached to your proxy card. If you received your proxy materials by e-mail and voted your shares electronically via the Internet, you can print an admission ticket after you have voted by clicking on the link provided.

If you are a beneficial owner, bring the notice or voting instruction form you received from your bank, brokerage firm or other nominee for admission to the meeting. You also may bring your brokerage statement reflecting your ownership of Common Stock as of February 27, 2012 with you to the meeting. *Please note that you will not be able to vote your shares at the meeting without a legal proxy, as described in the response to question 6.*

6. How can I vote at the meeting if I am a beneficial owner?

You will need to ask your broker, bank or other intermediary to furnish you with a legal proxy. You will need to bring the legal proxy with you to the meeting and hand it in with a signed ballot that will be provided to you at the meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you do not receive the legal proxy in time, you can follow the procedures described in the response to question 5 to gain admission to the meeting. However, you will not be able to

vote your shares at the meeting. Accordingly, we encourage you to vote your shares in advance, even if you intend to attend the meeting.

Please note that if you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the meeting and vote in person or legally appoint another proxy to vote on your behalf.

7. If I cannot attend in person, how can I view the live webcast of the meeting?

To view the live webcast of the meeting, you can visit *www.thecoca-colacompany.com/investors/shareowner_meeting.* An archived copy of the webcast will be available until approximately June 30, 2012.

Shareowners may also access the webcast through our shareowner forum located at *www.theinvestornetwork.com/forum/KO.* In order to log in to the shareowner forum, you must have your control number, which can be found on your notice or proxy card.

8. What are my voting choices for each of the proposals to be voted on at the 2012 Annual Meeting of Shareowners?

Proposal	Voting Choices and Board Recommendation
Item 1: Election of 17 Director Nominees	• vote in favor of all nominees; • vote in favor of specific nominees; • vote against all nominees; • vote against specific nominees; • abstain from voting with respect to all nominees; or • abstain from voting with respect to specific nominees. **The Board recommends a vote FOR each of the nominees.**
Item 2: Ratification of the Appointment of Ernst & Young LLP as Independent Auditors	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**
Item 3: Advisory Proposal to Approve Executive Compensation	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. **The Board recommends a vote FOR the advisory vote to approve executive compensation.**

Directors will be elected by a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the meeting. In order to be approved, each other proposal will require approval by a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the meeting.

As an advisory vote, the proposal to approve executive compensation is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareowners and will consider the outcome of the vote when making future compensation decisions.

9. What if I am a shareowner of record and do not specify a choice for a matter when returning a proxy?

Shareowners should specify their choice for each matter on the proxy card. If no specific instructions are given, proxies which are signed and returned will be voted:

- FOR the election of all Director nominees as set forth in this proxy statement;

- FOR the proposal to ratify the appointment of Ernst & Young LLP as Independent Auditors; and

- FOR the advisory proposal to approve executive compensation.

10. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Non-Discretionary Items. The election of Directors and advisory proposal to approve executive compensation are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as Independent Auditors is a discretionary item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

11. How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present, but will not be included in vote totals and will not affect the outcome of the vote on any matter.

12. What can I do if I change my mind after I vote my shares?

Shareowners can revoke a proxy prior to the completion of voting at the meeting by:

- giving written notice to the Office of the Secretary of the Company;

- delivering a later-dated proxy; or

- voting in person at the meeting (unless you are a beneficial owner without a legal proxy, as described in the response to question 6).

13. Are votes confidential? Who counts the votes?

We will continue our long-standing practice of holding the votes of all shareowners in confidence from Directors, officers and employees except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;

- in the case of a contested proxy solicitation;

- if a shareowner makes a written comment on the proxy card or otherwise communicates his or her vote to management; or

- to allow the independent inspectors of election to certify the results of the vote.

We also will continue, as we have for many years, to retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

14. When will the Company announce the voting results?

We will announce the preliminary voting results at the Annual Meeting of Shareowners. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC.

15. Does the Company have a policy about Directors' attendance at the Annual Meeting of Shareowners?

The Company does not have a policy about Directors' attendance at the Annual Meeting of Shareowners. All of the persons who were serving as Directors at the time attended the 2011 Annual Meeting of Shareowners.

16. Can I access the Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K on the Internet?

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2011 (the "Form 10-K") are available at *www.edocumentview.com/ coca-cola.* In addition, shareowners are able to access these documents on the Company's website as well as our shareowner forum at *www.theinvestornetwork.com/forum/KO*. Instead of receiving future copies of our Notice of Annual Meeting, Proxy Statement and Form 10-K by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site.

Shareowners of Record. If you vote on the Internet at *www.envisionreports.com/coca-cola*, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to *www.eTree.com/coca-cola* and following the enrollment instructions. As a thank you to each shareowner enrolling in electronic delivery, the Company will have a tree planted on the shareowner's behalf at no cost to the shareowner.

Beneficial Owners. If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information provided in the proxy materials provided to you by your bank or broker regarding the availability of this service.

17. How are proxies solicited and what is the cost?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged Georgeson Inc. to assist with the solicitation of proxies for an estimated fee of $25,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of Common Stock.

Our Directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

ELECTION OF DIRECTORS (ITEM 1)

The Board is elected by the shareowners to oversee their interest in the long-term health and the overall success of the Company's business and its financial strength. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the shareowners. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Election Process

The Company's Bylaws provide for the annual election of Directors. The Company's Bylaws also provide that the number of Directors shall be determined by the Board, which has set the number at 17. The Company's Bylaws further provide that, in an election of Directors where the number of nominees does not exceed the number of Directors to be elected, each Director must receive the majority of the votes cast with respect to that Director. If a Director is not elected, he or she has agreed that an irrevocable letter of resignation will be submitted to the Board. The Committee on Directors and Corporate Governance will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the resignation taking into account the recommendation of the Committee on Directors and Corporate Governance and publicly disclose its decision and its rationale within 100 days of the certification of the election results. The Director who tenders his or her resignation will not participate in the decisions of the Committee on Directors and Corporate Governance or the Board that concern the resignation.

Director Nominations

The Committee on Directors and Corporate Governance is responsible for identifying and evaluating nominees for Director and for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareowners. Nominees may be suggested by Directors, members of management, shareowners or, in some cases, by a third-party firm.

Shareowners who wish the Committee on Directors and Corporate Governance to consider their recommendations for nominees for the position of Director should submit their recommendations in writing to the Committee on Directors and Corporate Governance in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301. Recommendations by shareowners that are made in accordance with these procedures will receive the same consideration by the Committee on Directors and Corporate Governance as other suggested nominees.

Director Qualifications

Directors are responsible for overseeing the Company's business consistent with their fiduciary duty to shareowners. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on the Board that are applicable to all Directors and that there are other skills and experience that should be represented on the Board as a whole, but not necessarily by each Director. The Board and the Committee on Directors and Corporate Governance consider the qualifications of Directors and Director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareowners, the Committee on Directors and Corporate Governance considers the potential nominee's judgment, integrity, experience, independence, understanding of the Company's business or other related industries and such other factors the Committee on Directors and Corporate Governance determines are pertinent in light of the current needs of the Board. The Committee on Directors and Corporate Governance also takes into account the ability of a potential nominee to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board and the Committee on Directors and Corporate Governance require that each Director be a recognized person of high integrity with a proven record of success in his or her field. Each Director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition, the Board conducts interviews of potential Director candidates to assess intangible qualities, including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

All Director Nominees Exhibit:

- High integrity
- A proven record of success
- Innovative thinking
- Knowledge of corporate governance requirements and practices
- An appreciation of multiple cultures
- A commitment to sustainability and social issues

Specific Qualifications, Attributes, Skills and Experience to be Represented on the Board

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company's current needs and the business priorities as set forth in the Company's 2020 Vision. The 2020 Vision is an action plan that sets forth a common set of strategies guiding the Coca-Cola system to succeed in the changing environment over this decade. Additional information regarding the 2020 Vision may be found on the Company's website, *www.thecoca-colacompany.com*.

The following table summarizes certain key characteristics of the Company's business and the associated qualifications, attributes, skills and experience that the Board believes should be represented on the Board.

Business Characteristics	Qualifications, Attributes, Skills and Experience
The Company's business is multifaceted and involves complex financial transactions in many countries and in many currencies.	• High level of financial literacy • Relevant Chief Executive Officer/President experience
The Company's business is truly global and multicultural, with its products sold in over 200 countries around the world.	• Diversity of race, ethnicity, gender, age, cultural background or professional experience • Broad international exposure
The Company's business is a complicated global enterprise and most of the Company's products are manufactured and sold by bottling partners around the world.	• Extensive knowledge of the Company's business, industry or manufacturing
Marketing is the core focus of the Company's business and the Company seeks to develop and deploy the world's most innovative and effective marketing and technology.	• Marketing/marketing-related technology experience
The Company's business requires compliance with a variety of regulatory requirements across a number of countries and relationships with various governmental entities and non-governmental organizations.	• Governmental or geopolitical expertise
The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	• Risk oversight/management expertise

2012 Nominees for Director

Upon the recommendation of the Committee on Directors and Corporate Governance, the Board has nominated each of Herbert A. Allen, Ronald W. Allen, Howard G. Buffett, Richard M. Daley, Barry Diller, Evan G. Greenberg, Alexis M. Herman, Muhtar Kent, Donald R. Keough, Robert A. Kotick, Maria Elena Lagomasino, Donald F. McHenry, Sam Nunn, James D. Robinson III, Peter V. Ueberroth, Jacob Wallenberg and James B. Williams for election as Director. All of the nominees are independent under New York Stock Exchange ("NYSE") corporate governance rules, except Herbert A. Allen, Muhtar Kent and Donald R. Keough.

Each of the Director nominees currently serves on the Board and was elected by the shareowners at the 2011 Annual Meeting of Shareowners, other than Messrs. Daley and Kotick, who were appointed to the Board after the meeting. Messrs. Daley and Kotick were each identified as a potential Director by the Committee on Directors and Corporate Governance, which determined that each was qualified under the committee's criteria. If elected, each nominee will hold office until the 2013 Annual Meeting of Shareowners and until his or her successor is elected and qualified.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee should become unable for any reason or unwilling for good cause to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of Directors.

The Board believes that the combination of the various qualifications, skills and experiences of the 2012 Director nominees would contribute to an effective and well-functioning Board. The Board and the Committee on Directors and Corporate Governance believe that, individually and as a whole, the Directors possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.

Included in each Director nominee's biography below is an assessment of the specific qualifications, attributes, skills and experience of such nominee based on the qualifications described above. We have also included a chart immediately after the biographies that summarizes the assessment for the entire Board.

The Board of Directors recommends a vote FOR the election of each of the Director nominees.



Herbert A. Allen

Director since 1982
Age 72

Mr. Allen is President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm, and has held these positions for more than the past five years. He also served as a Director of Convera Corporation during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Extensive experience in venture capital, underwriting, mergers and acquisitions, private placements and money management services at Allen & Company Incorporated. Supervises Allen & Company Incorporated's principal financial and accounting officers on all matters related to the firm's financial position and results of operations and the presentation of its financial statements.

- *Relevant Chief Executive Officer/President Experience* – President and Chief Executive Officer of Allen & Company Incorporated, a preeminent investment banking firm focused on the media, entertainment and technology industries.

- *Extensive Knowledge of the Company's Business* – Director of the Company since 1982 and through Allen & Company Incorporated, has served as financial advisor to the Company and its bottling partners on numerous transactions, including the acquisition of the North American operations of Coca-Cola Enterprises Inc. in 2010.

- *Marketing/Marketing-Related Technology Experience* – Significant marketing experience through ten-year public company directorship at Convera Corporation, a company that used technology to help clients build an online community and increase their Internet advertising revenues.



Ronald W. Allen

Director since 1991
Age 70

In February 2012, Mr. Allen was appointed President and Chief Executive Officer of Aaron's, Inc., where he has served as a Director since 1997. He served as interim President and Chief Executive Officer of Aaron's, Inc. from November 2011 until February 2012. Mr. Allen retired as the Chairman of the Board, President and Chief Executive Officer of Delta Air Lines, Inc., a major U.S. air transportation company, in July 1997. From July 1997 through July 2005, Mr. Allen was a consultant to and Advisory Director of Delta. He is a Director of Aircastle Limited and Forward Air Corporation and is Chairman of the Board of Guided Therapeutics, Inc. He also served as a Director of Interstate Hotels & Resorts, Inc. during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Serves on the Audit Committee of Aircastle Limited, a global company that acquires, leases and sells high-utility commercial jet aircraft to airlines throughout the world. Served on the Audit Committee of Aaron's, Inc., a leader in lease ownership and specialty retailing of office furniture, consumer electronics, home appliances and accessories, until his appointment as interim President and Chief Executive Officer in November 2011. Served on the Investment Committee of Interstate Hotels & Resorts, Inc., a large independent hotel management company.

- *Relevant Chief Executive Officer/President Experience* – President and Chief Executive Officer of Aaron's, Inc. Served as Chief Executive Officer and President of Delta Air Lines, Inc. from 1987 to 1997. During his tenure at Delta, he managed the company through very difficult times, brought it back to sustained profitability, established a program to lower the airline's cost structure and grew the business through expansion into foreign markets.

- *Broad International Exposure* – Former Chairman and Chief Executive Officer of Delta Air Lines, Inc., which operates an extensive global network, spanning nearly 60 countries on six continents. Serves as a Director at Aircastle Limited and served as a Director at Interstate Hotels & Resorts, Inc., each of which has international operations.

- *Extensive Knowledge of the Company's Business and Manufacturing* – 21-year directorship at the Company. Significant manufacturing experience at Aaron's, Inc., whose business includes furniture manufacturing.



Howard G. Buffett

Director since 2010
Age 57

Mr. Buffett is President of Buffett Farms and President of the Howard G. Buffett Foundation, a private foundation that supports humanitarian initiatives focused on agriculture, nutrition, water and conservation, and has held these positions for more than the past five years. He is also a Director of Berkshire Hathaway Inc. and Lindsay Corporation and has not held any other public company directorships during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *Broad International Exposure* – The Howard G. Buffett Foundation focuses much of its funding on communities in Africa and Central America. In 2007, the Foundation launched the Global Water Initiative to address the declining fresh water supply and lack of access to clean water by the world's poorest people. Served in various management roles at Archer Daniel Midlands Corporation, one of the largest agricultural processors in the world, including a lead business development role for Latin America.

- *Extensive Knowledge of the Company's Business* – Served as a Director of Coca-Cola Enterprises Inc. from 1993 to 2004.

- *Governmental or Geopolitical Expertise* – Served on two United States Trade Representative Committees and was appointed a United Nations Goodwill Ambassador Against Hunger in 2007. Gained governmental experience through service in elected office in Douglas County, Nebraska from 1989 to 1992. Extensive experience on key business and regulatory issues including agriculture, nutrition, water and the agricultural supply chain, as President of the Howard G. Buffett Foundation. Served as Chairman of Coca-Cola Enterprises Inc.'s Public Issues Review Committee.

- *Risk Oversight/Management Expertise* – Oversees and manages operational risks involved in commencing and managing international operations as President of the Howard G. Buffett Foundation and as a Director of Berkshire Hathaway Inc., a complex and diversified multinational company, and Lindsay Corporation, a worldwide leader in the manufacturing of agricultural irrigation products.



Richard M. Daley

Director since 2011
Age 69

Mr. Daley was the Mayor of Chicago from 1989 to 2011. Mr. Daley is the managing principal of Tur Partners LLC, an investment and advisory firm focusing on sustainable solutions within the urban environment, and has held this position since May 2011. He is an Of Counsel at Katten Muchin Rosenman LLP, a full-service law firm with more than 600 attorneys in locations across the United States and an affiliate in London, and has held this position since June 2011. In October 2011, he was appointed a senior advisor to JPMorgan Chase & Co., where he chairs the "Global Cities Initiative," a joint project of JPMorgan Chase & Co. and the Brookings Institution to help cities identify and leverage their greatest economic development resources. Mr. Daley also has been a distinguished senior fellow at the University of Chicago Harris School of Public Policy since May 2011.

Specific Qualifications, Attributes, Skills and Experience:

- *Relevant Chief Executive Officer/President Experience* – As Mayor of Chicago, served as the chief executive of one of the world's largest cities, managing all aspects of a complex governmental organization, including its multi-billion dollar budget and over 30 departments with over 35,000 employees. Serves as managing principal of Tur Partners LLC.

- *Broad International Exposure* – As Mayor, helped Chicago become a prominent player in the global economy. Chicago has been ranked among the world's top economic centers and in 2010, *Foreign Policy* magazine ranked Chicago number six among global cities. Particular focus on developing relationships in China through efforts such as the Chicago-China Friendship Initiative campaign. Ongoing international exposure with policymakers from around the world as distinguished senior fellow at the University of Chicago Harris School of Public Policy and as a member of the International Advisory Board for the Russian Direct Investment Fund.

- *Governmental or Geopolitical Expertise* – Mayor of Chicago for 22 years and the longest serving Mayor in Chicago's history. Over a 42-year career in public service. As Mayor, earned a reputation for improving Chicago's quality of life, acting to improve public schools, strengthening its economy and helping Chicago become among the most environmentally friendly cities in the world.

- *Risk Oversight/Management Expertise* – Significant expertise in managing and overseeing risks as Mayor of Chicago, including emergency and crisis management, and oversight of governmental, economic, environmental, human resources and social risks.



Barry Diller

Director since 2002
Age 70

Mr. Diller is Chairman of the Board and Senior Executive of IAC/InterActiveCorp, an interactive commerce company. Mr. Diller held the positions of Chairman of the Board and Chief Executive Officer of IAC/InterActiveCorp and its predecessors since August 1995 and ceased serving as Chief Executive Officer in December 2010. Mr. Diller is also Chairman of the Board and Senior Executive of Expedia, Inc., an online travel company, and TripAdvisor, Inc., an online travel research company. Mr. Diller served as the non-executive Chairman of the Board of Live Nation Entertainment, Inc. from January 2010 to October 2010 and was a member of the Board until January 2011. Mr. Diller served as the non-executive Chairman of the Board of Ticketmaster Entertainment, Inc. from August 2008 through January 2010, when Ticketmaster Entertainment, Inc. merged with Live Nation, Inc. to form Live Nation Entertainment, Inc. Mr. Diller also is a Director of The Washington Post Company and, other than described above, has not held any other public company directorships during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Serves on the Finance Committee of The Washington Post Company, a publicly traded, diversified education and media company. Extensive experience in financings, mergers, acquisitions and business combinations, including transactions with Silver King Broadcasting, QVC, Inc., Ticketmaster Entertainment, Inc. and Home Shopping Network, Inc.

- *Relevant Chief Executive Officer/President Experience* – Served as Chief Executive Officer of IAC/InterActiveCorp for approximately 16 years. Beginning with QVC, Inc. in 1992, served as chief executive for a number of predecessor companies engaged in media and interactivity prior to the formation of IAC/InterActiveCorp. Also served as Chairman and Chief Executive Officer of Fox, Inc. and Paramount Pictures Corporation.

- *Broad International Exposure* – Chairman of the Board and Senior Executive of IAC/InterActiveCorp, with over 50 brands in over 30 countries. Chairman of the Board and Senior Executive of Expedia, Inc., the largest online travel company in the world, which provides localized travel services to customers throughout North America, Asia, Australia and Europe. Chairman of the Board and Senior Executive of TripAdvisor, Inc., which operates travel websites in 30 countries worldwide.

- *Marketing/Marketing-Related Technology Experience* – Extensive marketing experience at IAC/InterActiveCorp, which has several business units/websites that operate in the marketing and technology industries, including IAC Advertising Solutions, Ask.com, Citysearch.com, Excite.com, Match.com, Outletbuy.com, ServiceMagic.com, Shoebuy.com and UrbanSpoon.com, at Expedia, Inc., which operates several travel websites, including Expedia.com, Hotels.com and Hotwire.com, and at TripAdvisor, Inc., the world's largest travel site.



Evan G. Greenberg

Director since 2011
Age 57

Mr. Greenberg is the Chairman, President and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance organization. He served as President and Chief Operating Officer of ACE Limited from June 2003 to May 2004, when he was elected to the position of President and Chief Executive Officer. Mr. Greenberg has served on the Board of ACE Limited since 2002 and was elected as Chairman of the Board in May 2007. Prior to joining the ACE Group in 2001, Mr. Greenberg held a number of senior management positions at American International Group, Inc., most recently serving as President and Chief Operating Officer from 1997 until 2000. Other than as described above, Mr. Greenberg has not held any other public company directorships during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Over 36 years experience in the insurance industry, including managing global businesses and overseeing complex financial transactions involving numerous countries and currencies.

- *Relevant Chief Executive Officer/President Experience* – President and Chief Executive Officer of ACE Limited since 2004. President and Chief Operating Officer of ACE Limited from 2003 to 2004. President and Chief Operating Officer of American International Group, Inc. from 1997 to 2000.

- *Broad International Exposure* – Chairman, President and Chief Executive Officer of the ACE Group of Companies, which serves clients in over 170 countries. Extensive experience and business relationships in Asia, including serving as Chief Executive Officer of AIG Far East, based in Japan, and currently serving on the Board of the National Committee on United States-China Relations and the U.S.-China Business Council. Vice Chairman of the U.S.-ASEAN Business Council.

- *Risk Oversight/Management Expertise* – Extensive risk oversight/management experience through various underwriting and management positions in the global property, casualty and life insurance sectors.



Alexis M. Herman

Director since 2007
Age 64

Ms. Herman is the Chair and Chief Executive Officer of New Ventures LLC, a corporate consulting company, and has held these positions since 2001. She serves as Chair of the Business Advisory Board of Sodexo, Inc., an integrated food and facilities management services company, and as Chair of Toyota Motor Corporation's North American Diversity Advisory Board. As chair of the Company's Human Resources Task Force from 2001 to 2006, Ms. Herman worked with the Company to identify ways to improve its human resources policies and practices following the November 2000 settlement of an employment lawsuit. From 1997 to 2001, she served as U.S. Secretary of Labor. She is also a Director of Cummins Inc., Entergy Corporation and MGM Resorts International and has not held any other public company directorships during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *Diversity* – African-American; female; professional experience in government, nonprofit/charitable organizations and business.

- *Broad International Exposure* – Eleven-year public company directorship at Cummins Inc., a company that manufactures, sells and services diesel engines and related technology to its customers through its network of 500 company-owned and independent distributor facilities and approximately 5,200 dealer locations in approximately 190 countries and territories. Served as Chair of the Working Party for the Role of Women in the Economy for the Organisation for Economic Co-operation and Development ("OECD"), an international organization helping governments tackle the economic, social and governance challenges of a globalized economy.

- *Governmental or Geopolitical Expertise* – Former U.S. Cabinet Member serving as U.S. Secretary of Labor from 1997 to 2001 under President Bill Clinton. Prior to Cabinet appointment, Assistant to President Clinton and Director of the White House Office of Public Liaison. Served as Director of the Labor Department's Women's Bureau under President Jimmy Carter. Former Chief of Staff and former Vice Chair of the Democratic National Committee. Serving as a Trustee of the Clinton Bush Haiti Fund. Served as Co-Chair of the Bush-Clinton Katrina Fund. Served as Chair of the Working Party for the Role of Women in the Economy for OECD. Serves as Chair of the Community Affairs Committee for MGM Resorts International, a public company with significant holdings in gaming, hospitality and entertainment.

- *Risk Oversight/Management Expertise* – Significant expertise in management and oversight of labor and human relations risks, including handling the UPS workers' strike in 1997 while U.S. Secretary of Labor. Chair of the Company's Human Resources Task Force following the November 2000 settlement of an employment lawsuit.



Muhtar Kent

Director since 2008
Age 59

Mr. Kent is Chairman of the Board and Chief Executive Officer of the Company. He has held the position of Chairman of the Board since April 23, 2009 and the position of Chief Executive Officer since July 1, 2008. From December 2006 through June 2008, Mr. Kent served as President and Chief Operating Officer of the Company. From January 2006 through December 2006, Mr. Kent served as President of Coca-Cola International and was elected Executive Vice President of the Company in February 2006. From May 2005 through January 2006, he was President and Chief Operating Officer of the Company's North Asia, Eurasia and Middle East Group, an organization serving a broad and diverse region that included China, Japan and Russia. Mr. Kent originally joined the Company in 1978 and held a variety of marketing and operations roles until 1995, when he became Managing Director of Coca-Cola Amatil Limited-Europe covering bottling operations in 12 countries. From 1999 until his return to the Company in May 2005, he served as President and Chief Executive Officer of the Efes Beverage Group, a diversified beverage company with Coca-Cola and beer operations across Southeast Europe, Turkey and Central Asia. Other than the Company, he has not held any other public company directorships during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *Relevant Chief Executive Officer/President Experience* – In addition to serving as the Company's Chief Executive Officer, served as President and Chief Executive Officer of Efes Beverage Group.

- *Diversity* – U.S. born of Turkish heritage; Director of Catalyst, the leading nonprofit membership organization working globally with businesses and the professions to build inclusive workplaces and expand opportunities for women in business.

- *Broad International Exposure* – Chairman of the Boards of the U.S.-China Business Council and the US-ASEAN Business Council. Serves on the Board of Trustees of the Center for Strategic & International Studies.

- *Extensive Knowledge of the Company's Business, Industry and Manufacturing* – Over 31 years of Coca-Cola system experience including extensive experience in international markets. Chairman of the Board (since 2009), Chief Executive Officer (since 2008), Chief Operating Officer (December 2006 to June 2008) and President (since 2006) of the Company. Joined the Company in 1978 and held a variety of marketing and operations roles during his tenure and also held leadership roles at two bottlers in the Coca-Cola system. Responsible for the expansion of the Company's operations outside of the U.S.



Donald R. Keough

Director since 2004
Age 85

Mr. Keough is non-executive Chairman of the Board of Allen & Company Incorporated, a privately held investment firm, and non-executive Chairman of the Board of Allen & Company LLC, an investment banking firm, and has held these positions for more than the past five years. He also is Chairman of DMK International, a family investment company. Mr. Keough retired as President, Chief Operating Officer and a Director of the Company in April 1993, positions he had held since March 1981. He was again elected as a Director in 2004. He is a Director of Berkshire Hathaway Inc. and IAC/InterActiveCorp. He was also a Director of Convera Corporation during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Serves on the Audit Committee of Berkshire Hathaway Inc., a complex and diversified multinational company. Chairman of the Board of Allen & Company Incorporated, a preeminent investment banking firm focused on the media, entertainment and technology industries, and Chairman of the Board of Allen & Company LLC, an investment banking firm. Served on the Audit Committees of numerous other public companies. Developed significant financial expertise in senior roles with the Company.

- *Relevant Chief Executive Officer/President Experience* – Served as President of the Company from 1981 to 1993.

- *Extensive Knowledge of the Company's Business* – Worked for the Company for over 40 years in a number of roles including serving as President and Chief Operating Officer of the Company. Director of the Company for 20 years.

- *Marketing/Marketing-Related Technology Experience* – In addition to senior marketing roles during his tenure at the Company, has held a 14-year public company directorship at IAC/InterActiveCorp., an interactive commerce company which has several business units/websites that operate in the marketing and technology industries, including IAC Advertising Solutions, Ask.com, Citysearch.com, Excite.com, Match.com, Outletbuy.com, ServiceMagic.com, Shoebuy.com and UrbanSpoon.com.



Robert A. Kotick

Director since 2012
Age 49

Mr. Kotick is President, Chief Executive Officer and a Director of Activision Blizzard, Inc., an interactive entertainment software company, and has held these positions since 2008. Mr. Kotick served as Chairman and Chief Executive Officer of the predecessor to Activision Blizzard, Inc. from 1991 to 2008. He also served as a Director of Yahoo! Inc. during the past five years.

Special Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Over 20 years experience as Chief Executive Officer of Activision Blizzard, Inc. and its predecessor, a global interactive entertainment software company, including managing complex international operations and financial transactions.

- *Relevant Chief Executive Officer/President Experience* – Serves as President and Chief Executive Officer of Activision Blizzard, Inc. and its predecessor, and has held this position for over 20 years.

- *Broad International Exposure* – President and Chief Executive Officer of Activision Blizzard, Inc., whose interactive software products are sold globally. Additional international business experience during five-year directorship at Yahoo! Inc., a leading global Internet company with one of the most visited Internet destinations worldwide.

- *Marketing/Marketing-Related Technology Experience* – Significant marketing and technology experience as President and Chief Executive Officer of Activision Blizzard, Inc., one of the top publishers of interactive entertainment software with leading market positions across every major category of the rapidly growing interactive entertainment software industry. As a leader in the gaming industry, brings extensive marketing insight about key demographic groups and utilization of technology and social media in marketing.



Maria Elena Lagomasino

Director since 2008

Age 62

Ms. Lagomasino is Chief Executive Officer of GenSpring Family Offices, LLC, an affiliate of SunTrust Banks, Inc., and has held this position for more than the past five years. From September 2001 to March 2005, Ms. Lagomasino was Chairman and Chief Executive Officer of JPMorgan Private Bank, a division of JPMorgan Chase & Co. Prior to assuming this position, she was Managing Director of The Chase Manhattan Bank in charge of its Global Private Banking Group. She served as a Director of the Company from April 2003 to April 2006. Ms. Lagomasino is a Director of Avon Products, Inc. and has not held any other public company directorships during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Chief Executive Officer of GenSpring Family Offices, LLC, an affiliate of SunTrust Banks, Inc. with over $18 billion of assets under management. Over 30 years experience in the financial industry and a recognized leader in the wealth management industry.

- *Relevant Chief Executive Officer/President Experience* – In addition to her current Chief Executive Officer position, formerly served as Chief Executive Officer of JPMorgan Private Bank.

- *Diversity* – Hispanic; female; professional experience in global capital markets and government, including as a member of the Council on Foreign Relations.

- *Broad International Exposure* – During tenure with The Chase Manhattan Bank, served as Managing Director of Global Private Banking, Vice President of private banking in the Latin America region and head of private banking for the western hemisphere. Approximately 35 years experience working with Latin America.



Donald F. McHenry

Director since 1981

Age 75

Mr. McHenry is Distinguished Professor in the Practice of Diplomacy and International Affairs at the School of Foreign Service, Georgetown University, and has held this position for more than the past five years. From 1981 to May 2007, he was a principal owner and President of the IRC Group, LLC, a Washington, D.C. consulting firm. He also served as a Director of International Paper Company during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *Diversity* – African-American; professional experience in government, foreign diplomacy and education.

- *Broad International Exposure* – Serves as Distinguished Professor in the Practice of Diplomacy and International Affairs at the School of Foreign Service, Georgetown University. Gained extensive foreign diplomacy experience throughout his career. Gained significant international business experience as a Director of AT&T Inc., GlaxoSmithKline plc and International Paper Company.

- *Extensive Knowledge of the Company's Business* – 31-year directorship with the Company.

- *Governmental or Geopolitical Expertise* – Began career at U.S. Department of State in 1963. Served as a member of President Jimmy Carter's transition staff at the State Department before joining the U.S. Mission to the United Nations in 1976. In 1977, appointed as the U.S. Deputy Representative to the U.N. Security Council. Served as United States Ambassador and Permanent Representative to the United Nations from September 1979 until January 1981.



Sam Nunn

Director since 1997
Age 73

Mr. Nunn is Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a position he has held since 2001. The Nuclear Threat Initiative is a nonprofit organization working to reduce the global threats from nuclear, biological and chemical weapons. He has served as the Chairman of the Board of the Center for Strategic and International Studies since 1999. He served as a member of the U.S. Senate from 1972 through 1996. He is a Director of General Electric Company, and also served as a Director of Chevron Corporation and Dell Inc. during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Has served on the Company's Finance Committee for over 14 years. Served on the Finance Committee of Dell Inc. and the Audit Committees of Dell Inc. and Scientific-Atlanta, Inc.

- *Broad International Exposure* – 14-year public company directorship at General Electric Company, which serves customers in more than 100 countries and employs more than 280,000 people worldwide. 14-year public company directorship at Chevron Corporation, which conducts business in more than 100 countries. 12-year public company directorship at Dell Inc., which is one of the world's largest suppliers of computer systems. Chairman of the Board of Trustees of the Center for Strategic & International Studies.

- *Marketing/Marketing-Related Technology Experience* – Regular exposure to marketing and marketing-related technology through directorships at Dell Inc., a leading technology company, General Electric Company, a diversified technology, media and financial services company and Chevron Corporation, one of the world's largest integrated energy companies.

- *Governmental or Geopolitical Expertise* – Served for 24 years as a U.S. Senator from Georgia. During his tenure in the U.S. Senate, served as Chairman of the Senate Committee on Armed Services and the Permanent Subcommittee on Investigations. He also served on the Senate Intelligence and Small Business Committees. Recognized leader in the U.S. on national security and foreign policy. Distinguished Professor of Foreign Affairs at Georgia Institute of Technology ("Georgia Tech"). Host of the biennial Sam Nunn Policy Forum at Georgia Tech, a policy meeting that brings together noted academic, government and private-sector experts on technology, public policy and international affairs to address issues of immediate importance. Chair of the Public Responsibilities Committee at General Electric Company and served as Chair of the Public Policy Committee at Chevron Corporation.



James D. Robinson III

Director since 1975
Age 76

Mr. Robinson is Co-Founder and General Partner of RRE Ventures, a private information technology-focused venture capital firm, and has held this position since 1994. He is also President of J.D. Robinson, Inc., a strategic advisory firm. From June 2005 until February 2008, he was non-executive Chairman of the Board of Bristol-Myers Squibb Company. He previously served as Chairman and Chief Executive Officer of American Express Company from 1977 to 1993. He also served as a Director of First Data Corporation and Novell, Inc. during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *Relevant Chief Executive Officer/President Experience* – Served as Chief Executive Officer of American Express Company, a major, multinational corporation with a well-recognized global brand, from 1977 to 1993. During his tenure at American Express Company, engineered a number of strategic acquisitions and dispositions.

- *Extensive Knowledge of the Company's Business* – 37-year directorship at the Company. Presiding Director of the Company's Board of Directors.

- *Marketing/Marketing-Related Technology Experience* – As Co-Founder and General Partner of RRE Ventures, has been actively involved as a venture capital investor in over 140 early stage information technology companies. Over eight-year public company directorship at Novell, Inc., a company that develops, sells and installs enterprise-quality software.

- *Governmental or Geopolitical Expertise* – Member of the Council on Foreign Relations, Chairman of the Advisory Committee on Trade Policy and Negotiations and Honorary Trustee of the Brookings Institution, a nonprofit, public policy organization, based in Washington, D.C., that conducts research and education in the social sciences, primarily in economics, metropolitan policy, governance, foreign policy and global economies and development.



Peter V. Ueberroth

Director since 1986
Age 74

Mr. Ueberroth is an investor and Chairman of the Contrarian Group, Inc., a business management company, and has held this position since 1989. He is a non-executive Co-Chairman of Pebble Beach Company. Mr. Ueberroth is also a Director of Aircastle Limited. He also served as a Director of Adecco SA, Ambassadors International, Inc. and Hilton Hotels Corporation during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Investor and Chairman of Contrarian Group, Inc., a business management company. As organizer of the 1984 Los Angeles Olympic Games, employed innovative strategies to ensure financial success, resulting in a significant budget surplus.
- *Extensive Knowledge of the Company's Business* – 26-year directorship at the Company. Significant experience from a customer perspective in the hospitality industry, including as a Director of Hilton Hotels Corporation from 2000 to 2007. Significant involvement with the Olympic Games, with which the Company has had a partnership since 1928.
- *Marketing/Marketing-Related Technology Experience* – As former Commissioner of Major League Baseball, gained extensive marketing experience and successfully increased attendance, improved financial condition of teams and doubled national television revenue.
- *Risk Oversight/Management Expertise* – Chairman of the Company's Audit Committee for over 13 years. Significant risk management experience as investor and Chairman of Contrarian Group, Inc., a business management company focused on providing independent financial investment services.



Jacob Wallenberg

Director since 2008
Age 56

Mr. Wallenberg is Chairman of the Board of Investor AB, a Swedish industrial holding company, and has held this position since April 2005. Mr. Wallenberg is also Vice Chairman of Skandinaviska Enskilda Banken AB, a North European financial group, having served as its Chief Executive Officer from 1997 to 1998 and as its Chairman of the Board from April 1998 to April 2005. Mr. Wallenberg also serves as Vice Chairman of Atlas Copco AB and SAS AB, both Swedish companies, and as Deputy Chairman of Telefonaktiebolaget LM Ericsson, a global telecommunications company. He is a director of ABB Ltd., a power and automation technology company, and, other than as described above, has not held any other public company directorships during the past five years. Mr. Wallenberg is also a Board member of the Knut and Alice Wallenberg Foundation AB.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Extensive career in finance and investment management, starting with a predecessor to JPMorgan Chase & Co. in 1981. An owner of Skandinaviska Enskilda Banken AB ("SEB"), a financial group. Currently serving as Vice Chairman, having served as Chairman, Chief Executive Officer and President of SEB, Chairman of Investor AB, an investment company, and a Member of the International Advisory Board of The Blackstone Group. Serves as a member of the Audit Committees of Investor AB and ABB Ltd.
- *Diversity* – Swedish national; significant experience with non-U.S. companies.
- *Broad International Exposure* – Entire career focused outside of the U.S. with a number of international companies including SAS, the Nordic Airline and Atlas Copco AB, an electric tools and equipment company. Mayor of Shanghai's International Business Leaders Advisory Council.
- *Governmental or Geopolitical Expertise* – Member of the European Round Table of Industrialists. Director of the Peterson Institute for International Economics, a research institution devoted to the study of international economic policy.



James B. Williams

Director since 1979
Age 78

Mr. Williams retired in March 1998 as Chairman of the Board and Chief Executive Officer of SunTrust Banks, Inc., a bank holding company, which positions he had held for more than five years. He is a Director of Marine Products Corporation, Rollins, Inc. and RPC, Inc., and, other than as described above, has not held any other public company directorships during the past five years.

Specific Qualifications, Attributes, Skills and Experience:

- *High Level of Financial Literacy* – Designated as a "financial expert" for SEC purposes for the Audit Committee of three public companies: Rollins, Inc., a premier North American consumer and commercial services company, RPC, Inc., a holding company that provides oilfield services and equipment to independent and major oilfield companies in exploration, production and development of oil and gas properties, domestically and in selected international markets, and Marine Products Corporation, one of the top four manufacturers of stern-drive powerboats in the U.S.

- *Relevant Chief Executive Officer/President Experience* – Served as Chief Executive Officer of SunTrust Banks, Inc. from 1991 to 1998.

- *Extensive Knowledge of the Company's Business and Manufacturing* – 33-year directorship at the Company. 11-year public company directorship at Marine Products Corporation, a stern-drive powerboat manufacturing company.

- *Risk Oversight/Management Expertise* – Has served on the Company's Audit Committee since 2006. Serves on the Audit Committee of three other public companies.

Summary of Qualifications of 2012 Nominees for Director

The table below includes the specific qualifications, attributes, skills and experience of each Director that led the Board to conclude that the Director is qualified to serve on the Board. While we look to each Director to be knowledgeable in these areas, an "X" in the chart below indicates that the item is a specific qualification, attribute, skill or experience that the Director brings to the Board. **The lack of an "X" for a particular item does not mean that the Director does not possess that qualification, attribute, skill or experience.**

	Herbert A. Allen	Ronald W. Allen	Howard G. Buffett	Richard M. Daley	Barry Diller	Evan G. Greenberg	Alexis M. Herman	Muhtar Kent	Donald R. Keough	Robert A. Kotick	Maria Elena Lagomasino	Donald F. McHenry	Sam Nunn	James D. Robinson III	Peter V. Ueberroth	Jacob Wallenberg	James B. Williams
High level of financial literacy	X	X			X	X			X	X	X		X		X	X	X
Relevant Chief Executive Officer/ President experience	X	X	X	X	X		X	X	X	X				X			X
Diversity of race, ethnicity, gender, age, cultural background or professional experience							X	X			X	X				X	
Broad international exposure		X	X	X	X	X	X	X		X	X	X	X			X	
Extensive knowledge of the Company's business, industry or manufacturing	X	X	X					X	X			X		X	X		X
Marketing/marketing-related technology experience	X				X				X	X			X	X	X		
Governmental or geopolitical expertise			X	X			X					X	X	X		X	
Risk oversight/management expertise			X	X		X	X								X		X

DIRECTOR COMPENSATION

Directors who also serve as employees of the Company do not receive payment for services as Directors. The Committee on Directors and Corporate Governance is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to Directors for Board, committee and committee chair services. Under the Committee on Directors and Corporate Governance's charter, the committee is authorized to engage consultants or advisors in connection with its review and analysis of Director compensation, though it did not engage any consultants or advisors in 2011.

In making non-employee Director compensation recommendations, the Committee on Directors and Corporate Governance takes various factors into consideration, including, but not limited to, the responsibilities of Directors generally, as well as committee chairs, and the forms of compensation paid to Directors by comparable companies. The Board reviews the recommendations of the Committee on Directors and Corporate Governance and determines the form and amount of Director compensation.

The current compensation program for non-employee Directors, The Coca-Cola Company Compensation and Deferred Compensation Plan for Non-Employee Directors (the "Directors' Plan"), has been in effect since January 1, 2009 and is described further below.

2011 Annual Compensation

Under the Directors' Plan, 2011 annual compensation to non-employee Directors consisted of $50,000 paid in cash in quarterly installments (approximately 29% of total compensation) and $125,000 credited in deferred share units (approximately 71% of total compensation). Non-employee Directors have the option of deferring all or a portion of their cash compensation into share units. The number of share units awarded to non-employee Directors is equal to the number of shares of Common Stock that could be purchased for $125,000 on April 1 (or the next business day if April 1 is not a business day). Share units do not have voting rights but are credited with hypothetical dividends that are reinvested in additional units to the extent dividends on Common Stock are received by shareowners. Share units will be paid out in cash to non-employee Directors on the later of (i) January 15 of the year following the year in which the Director leaves the Board or (ii) six months after the Director leaves the Board. Directors may elect to take their payout in a lump sum or in up to five annual installments.

In addition, each non-employee Director who served as a committee chair in 2011 received an additional $20,000 in cash. Directors do not receive fees for attending Board or committee meetings. Non-employee Directors are reimbursed for reasonable expenses incurred in connection with Board-related activities.

The Board believes that the Directors' Plan:

- ties the majority of Directors' compensation to shareowner interests because the value of share units fluctuates up or down depending on the stock price;
- focuses on the long term, since the share units are not paid until after the Director leaves the Board;
- is simple to understand and communicate; and
- is equitable based on the work required of Directors serving an entity of the Company's size and scope.

The following table details the total compensation of the Company's non-employee Directors for the year ended December 31, 2011.

2011 Director Compensation

Name[1] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Herbert A. Allen	$ 50,000	$ 125,000	$ 0	$ 0	$ 0	$ 4	$ 175,004
Ronald W. Allen	50,000	125,000	0	0	0	1,401	176,401
Howard G. Buffett	50,000	125,000	0	0	0	4	175,004
Richard M. Daley[2]	12,500	5,822	0	0	0	0	18,322
Barry Diller	50,000	125,000	0	0	0	791	175,791
Evan G. Greenberg	50,000	125,000	0	0	0	486	175,486
Alexis M. Herman	50,000	125,000	0	0	0	18,153	193,153
Donald R. Keough	70,000	125,000	0	0	0	0	195,000
Maria Elena Lagomasino	70,000	125,000	0	0	0	22,000	217,000
Donald F. McHenry	70,000	125,000	0	0	0	20,876	215,876
Sam Nunn	50,000	125,000	0	0	0	37,977	212,977
James D. Robinson III	70,000	125,000	0	0	0	21,309	216,309
Peter V. Ueberroth	70,000	125,000	0	0	0	20,354	215,354
Jacob Wallenberg	50,000	125,000	0	0	0	4	175,004
James B. Williams	70,000	125,000	0	0	0	21,658	216,658

1   Muhtar Kent is a Company employee and therefore receives no compensation under the Directors' Plan. Robert A. Kotick was appointed to the Board on February 16, 2012 and therefore did not receive any compensation in 2011.

2   Richard M. Daley was appointed to the Board on December 15, 2011.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees paid to each non-employee Director, whether or not such fees were deferred. In addition to the $50,000 annual cash fees, each of Ms. Lagomasino and Messrs. Keough, McHenry, Robinson, Ueberroth and Williams received an additional $20,000 for service as a committee chair in 2011. Messrs. Diller and Nunn each deferred $50,000 of their 2011 cash compensation into 746 share units and Mr. Williams deferred $70,000 of his 2011 cash compensation into 1,044 share units. The number of share units is equal to the number of shares of Common Stock that could be purchased for the deferred amount based on the average of the high and low prices of a share of Common Stock on April 1, 2011.

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the grant date fair value associated with each Director's share units that are required to be deferred under the Directors' Plan, calculated in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation–Stock Compensation ("FASB Topic 718").

All Other Compensation (Column (g))

As described further below, the amounts reported in the All Other Compensation column reflect, where applicable, Company matching gifts to nonprofit organizations, the premiums for life insurance (including accidental death and dismemberment coverage), medical and dental insurance, business travel accident insurance and the costs of Company products provided to Directors without charge. In addition, infrequently, spouses and guests of Directors may ride along on Company aircraft for personal reasons when the aircraft is already going to a specific destination for a business reason, which has minimal incremental cost to the Company. Where this occurs, a nominal amount is included in the All Other Compensation column. In addition, income is imputed to the Director for income tax purposes and the Director is not provided a tax reimbursement.

Matching Gifts Program

The Directors are eligible to participate in the Company's matching gifts program, which is the same program available to all U.S. based employees and retirees. In 2011, this program matched up to $10,000 of charitable contributions to tax-exempt arts, cultural, environmental or educational organizations, on a two for one basis. The amounts paid by the Company in 2011 to match gifts made by the non-employee Directors under this program are set forth in the accompanying table. The total cost of matching contributions on behalf of the non-employee Directors for 2011 gifts was $104,000.

Name		Matching Gifts
Ms. Herman	$	14,000
Ms. Lagomasino		20,000
Mr. McHenry		20,000
Mr. Nunn		20,000
Mr. Robinson		20,000
Mr. Williams		10,000

Life Insurance Premiums

For Directors who elected coverage prior to 2006, the Company provides life insurance coverage, which includes $30,000 term life insurance and $100,000 group accidental death and dismemberment insurance. This coverage was discontinued in 2006 for all other Directors. The Company cost for this insurance for participating non-employee Directors is set forth in the accompanying table. The total cost for these insurance benefits to the participating non-employee Directors in 2011 was $5,694.

Name		Life Insurance Premiums
Mr. Allen	$	716
Mr. Diller		589
Mr. McHenry		873
Mr. Nunn		885
Mr. Robinson		873
Mr. Ueberroth		885
Mr. Williams		873

Medical and Dental Insurance Premiums

For Directors who elected coverage prior to 2006 (Messrs. Nunn, Ueberroth and Williams), the Company provides medical and dental coverage on the same terms and at the same cost as available to U.S. Company employees. This coverage was discontinued in 2006 for all other Directors. The total cost for this health coverage to the participating non-employee Directors in 2011 was $37,788.

Business Travel Accident Insurance Premiums

Business travel accident insurance coverage of $200,000 is provided to all non-employee Directors while traveling on Company business, at a Company cost of $4 per Director.

Company Products

To help expand the Directors' knowledge of the Company's products, the Company provides its products to Directors' offices without charge. The total cost of Company products provided during 2011 to non-employee Directors was $17,289.

CORPORATE GOVERNANCE

The Board of Directors' Corporate Governance Guidelines, which include information regarding the Board's mission and Director responsibilities, Director qualifications and determination of Director independence and other guidelines, is available on the Company's website, *www.thecoca-colacompany.com,* by clicking on "Investors" and then "Corporate Governance". This section of the website makes available all of the Company's corporate governance materials, including the Company's Certificate of Incorporation and Bylaws, the charters for each Board committee, the Company's Codes of Business Conduct,

information about how to report concerns about the Company and the Company's U.S. Government Advocacy and Political Contributions Policy and related reports. Instructions for how to obtain copies of the Company's corporate governance documents and how to communicate with the Company's Directors are included in the Questions and Answers section beginning on page 86. The Board regularly reviews developments in corporate governance and updates the Corporate Governance Guidelines and other governance documents as it deems necessary and appropriate.

Board Leadership Structure

The Company's governance documents provide the Board with flexibility to select the appropriate leadership structure for the Company. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's shareowners. The current leadership structure is comprised of a combined Chairman of the Board and Chief Executive Officer, an independent Director serving as Presiding Director and strong, active independent Directors. The Board believes this structure provides a very well-functioning and effective balance between strong Company leadership and appropriate safeguards and oversight by independent Directors.

Board Leadership Structure

- Chairman of the Board and CEO: Muhtar Kent
- Presiding Director: James D. Robinson III
- Active engagement by all Directors, including 14 independent Directors

The Board believes that this is the optimal structure to guide the Company and maintain the focus required to achieve the business goals set forth in the Company's 2020 Vision.

Under the Company's Bylaws, the Chairman of the Board presides over meetings of the Board, presides over meetings of shareowners, consults and advises the Board and its committees on the business and affairs of the Company, and performs such other duties as may be assigned by the Board. The Chief Executive Officer is in general charge of the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board. Muhtar Kent serves as both Chairman of the Board and Chief Executive Officer.

The Company also has designated the Chairman of the Committee on Directors and Corporate Governance, who must be an independent Director, as the Presiding Director. James D. Robinson III serves in this position.

The Presiding Director:

- presides at all meetings of non-employee Directors;
- presides at all meetings of independent Directors;
- leads the evaluation of the performance of the Chief Executive Officer;
- encourages and facilitates active participation of all Directors;
- confers with the Chief Executive Officer and other members of the Board on meeting agendas;
- monitors and coordinates with management on corporate governance issues and developments;
- acts as a liaison between shareowners and the Board where appropriate; and
- performs any other duties requested by the other Directors.

Importantly, all Directors play an active role in overseeing the Company's business both at the Board and committee level. As set forth in the Company's Corporate Governance Guidelines, the core responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareowners. The Board is comprised of one Director who serves as a member of management and 16 non-employee Directors. The non-employee Directors are skilled and experienced leaders in business, education, government and public policy. They currently serve or have served as chief executives and members of senior management of Fortune 1000 companies, investment banking firms and private for-profit and nonprofit organizations; as U.S. federal, state and local government officials; and as members of academia. In these roles, the non-employee Directors have been called upon to provide solutions to various complex issues and are expected to, and do, ask hard questions of management. This is one of the many reasons the non-employee Directors are well-equipped to oversee the success of the business and to provide advice and counsel to the Chief Executive Officer and other senior officers of the Company.

Under the Company's Bylaws, regular meetings of the Board are held at such times as the Board may determine. As part of each regularly scheduled Board meeting, the non-employee Directors meet without the Chief Executive Officer present. These meetings allow non-employee Directors to discuss issues of importance to the Company, including the business and affairs of the Company as well as matters concerning management, without any member of management present. In addition, the independent Directors meet separately several times a year at regularly scheduled Board meetings. Also, pursuant to the Company's Bylaws, a majority of the Directors may call a special meeting of the Board in addition to the Chief Executive Officer or the Secretary of the Company. All of the Board committees, except the Management Development Committee and the Executive Committee, are chaired by independent Directors.

The Board believes that this leadership structure – a combined Chairman of the Board and Chief Executive Officer, a Presiding Director, active and strong non-employee Directors and committees led primarily by independent Directors – is the most effective for the Company at this time. The Company's

business is complex and its products are sold in more than 200 countries around the world. Because the Chief Executive Officer travels extensively and is closest to the many facets of the business, the Board believes the Chief Executive Officer is in the best position to lead most effectively and to serve in the critical role of Chairman of the Board. In addition, having a Chairman who also serves as the Chief Executive Officer allows timely communication with the Board on critical business matters given the complexity and global reach of our business. Further, most of the Company's products are manufactured and sold by bottling partners around the world, most of which are separate, unconsolidated companies. This franchise structure requires the Chief Executive Officer to have strong relationships with the leaders of the bottlers. Having a single person as both Chairman of the Board and Chief Executive Officer ensures that the Company is represented by a single voice to bottlers, customers, consumers and other stakeholders. The Board believes that leadership of both the Board and the Company by Mr. Kent is the optimal structure to guide the Company and maintain the focus required to achieve the business goals set forth in the Company's 2020 Vision.

Board Meetings and Committees

In 2011, the Board held five meetings and committees of the Board held a total of 31 meetings. Overall attendance at such meetings was approximately 98%. Each Director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2011.

The Board has an Audit Committee, a Compensation Committee, a Committee on Directors and Corporate Governance, an Executive Committee, a Finance Committee, a Management

Development Committee and a Public Issues and Diversity Review Committee. The Board has adopted a written charter for each of these committees, which are available on the Company's website located at *www.thecoca-colacompany.com,* by clicking on "Investors" and then "Corporate Governance".

The following table summarizes the responsibilities of the committees.

Committee	Primary Responsibilities
Audit	The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements. The Audit Committee also oversees the Company's compliance with legal and regulatory requirements and its ethics program, the Independent Auditors' qualifications and independence, the performance of the Company's internal audit function and the performance of its Independent Auditors. In exercising its duties, the Audit Committee acts independently while maintaining free and open communication between the committee, the Independent Auditors, the internal auditors and management of the Company. Additional information regarding the Audit Committee's responsibilities can be found beginning on page 81.
Compensation	The Compensation Committee has overall responsibility for evaluating and approving compensation plans, policies and programs applicable primarily to elected officers and senior executives of the Company. The Compensation Committee also makes decisions that affect a larger group of employees. For example, the Compensation Committee approves all stock option awards and all awards of restricted stock, restricted stock units and performance share units that may be awarded to employees who are not elected officers or senior executives. The Compensation Committee has the sole authority to retain and terminate a compensation consultant, as well as to approve the consultant's fees and other terms of engagement. It also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. Additional information regarding the Compensation Committee's engagement of a compensation consulting firm can be found beginning on page 51.
Directors and Corporate Governance	The Committee on Directors and Corporate Governance is responsible for considering and making recommendations concerning the function and needs of the Board, and the review and development of corporate governance guidelines. As discussed on page 28, the Chairman of the Committee on Directors and Corporate Governance is designated as the Presiding Director.
Executive	The Executive Committee has the authority to exercise the power and authority of the Board between meetings, except the powers reserved for the Board or the shareowners by Delaware General Corporation Law ("Delaware Law").
Finance	The Finance Committee helps the Board fulfill its responsibilities relating to oversight of the Company's financial affairs, including reviewing and recommending capital expenditures and dividend policy to the Board.

Committee	Primary Responsibilities
Management Development	The Management Development Committee helps the Board fulfill its responsibilities relating to oversight of talent development for senior positions and succession planning.
Public Issues and Diversity Review	The Public Issues and Diversity Review Committee helps the Board fulfill its responsibilities relating to diversity, corporate social responsibility and public issues of significance, which may affect the shareowners, the Company, the business community and the general public.

The following table describes the current members of each of the committees and the number of meetings held during 2011.

Name	Audit[1]	Compensation[2]	Directors and Corporate Governance[3]	Executive	Finance	Management Development	Public Issues and Diversity Review
Herbert A. Allen				X	X	X	
Ronald W. Allen*	X	X					
Howard G. Buffett*							X
Richard M. Daley*[4]			X				
Barry Diller*			X		X	X	
Evan G. Greenberg*	X						
Alexis M. Herman*		X					X
Muhtar Kent				Chair			
Donald R. Keough						Chair	X
Robert A. Kotick*[5]						X	
Maria Elena Lagomasino*		Chair	X				
Donald F. McHenry*	X		X				Chair
Sam Nunn*					X		X
James D. Robinson III*[6]		X	Chair			X	
Peter V. Ueberroth*	Chair				X		
Jacob Wallenberg*			X				X
James B. Williams*[7]	X			X	Chair	X	
Number of Meetings	**9**	**6**	**4**	**1**	**5**	**2**	**4**

* *Independent Director*

1 *Each member of the Audit Committee meets the independence requirements of the NYSE, the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Company's Corporate Governance Guidelines. Each member of the Audit Committee is financially literate, knowledgeable and qualified to review financial statements. The "Audit Committee financial expert" designated by the Board is Peter V. Ueberroth.*

2 *Each member of the Compensation Committee meets the independence requirements of the NYSE, the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Company's Corporate Governance Guidelines.*

3 *Each member of the Committee on Directors and Corporate Governance meets the independence requirements of the NYSE and the Company's Corporate Governance Guidelines.*

4 *Mr. Daley was appointed to the Committee on Directors and Corporate Governance effective December 15, 2011.*

5 *Mr. Kotick was appointed to the Management Development Committee effective February 16, 2012.*

6 *Presiding Director*

7 *The Board has appointed Mr. Williams to the Audit Committee even though he serves on the Audit Committees of three other public companies. The Board believes its decision is in the best interests of shareowners. Mr. Williams is retired and has extensive experience with and knowledge of the Company. The other three companies in which he serves on the Audit Committee are related to each other in that they share a common management and are under common control. As a result, the Board believes that his service on these Audit Committees is less burdensome than would be the case for three unrelated public companies.*

Board Oversight of Risk

The Board is elected by the shareowners to oversee their interest in the long-term health and the overall success of the Company's business and its financial strength. In order to fulfill the Board's responsibilities, it oversees the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls and the Company's compliance with applicable laws and regulations and proper governance. Inherent in these responsibilities is the Board's understanding and oversight of the various risks facing the Company. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company's business strategy. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve the objectives set forth in its 2020 Vision.

Oversight of Risk

- The Board oversees risk management.
- Board committees, which meet regularly and report back to the full Board, play significant roles in carrying out the risk oversight function.
- Company management is charged with managing risk, through robust internal processes and strong internal controls.

Effective risk oversight is an important priority of the Board. The Board has implemented a risk governance framework designed to:

- understand critical risks in the Company's business and strategy;
- allocate responsibilities for risk oversight among the full Board and its committees;
- evaluate the Company's risk management processes and whether they are functioning adequately;
- facilitate open communication between management and Directors; and
- foster an appropriate culture of integrity and risk awareness.

While the Board oversees risk management, Company management is charged with managing risk. The Company has robust internal processes and a strong internal control environment which facilitate the identification and management of risks and regular communication with the Board. These include an enterprise risk management program, a Risk Management Committee co-chaired by the Chief Financial Officer and the General Counsel, regular internal management disclosure committee meetings, Codes of Business Conduct, robust product quality standards and processes, a strong ethics and compliance office and a comprehensive internal and external audit process. The Board and the Audit Committee monitor and evaluate the effectiveness of the internal controls and the risk management program at least annually. Management communicates routinely with the Board, Board committees and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

The Board implements its risk oversight function both as a whole and through delegation to Board committees, which meet regularly and report back to the full Board. All committees play significant roles in carrying out the risk oversight function.

In particular:

- the Audit Committee oversees risks related to the Company's financial statements, the financial reporting process, accounting and legal matters. The Audit Committee oversees the internal audit function and the Company's ethics programs, including the Codes of Business Conduct. The Audit Committee members meet separately with the Company's General Counsel, Chief of Internal Audit and the Independent Auditors;
- the Compensation Committee evaluates the risks and rewards associated with the Company's compensation philosophy and programs. As discussed in more detail in the Compensation Discussion and Analysis beginning on page 49, the Compensation Committee reviews and approves compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation. Management discusses with the Compensation Committee the procedures that have been put in place to identify and mitigate potential risks in compensation;
- the Finance Committee oversees certain financial matters and risks relating to pension plan investments, currency risk and hedging programs, mergers and acquisitions and capital projects;
- the Public Issues and Diversity Review Committee oversees issues that could pose significant reputational risk to the Company; and
- the Management Development Committee oversees management development and succession planning across senior management positions.

In addition, annually, one meeting of the full Board is dedicated primarily to evaluating and discussing risk, risk mitigation strategies and the Company's internal control environment. Topics examined at this meeting include, but are not limited to, financial risks, political and regulatory risks, legal risks, supply chain and quality risks, information technology risks, economic risks and risks related to the Company's productivity initiatives and integration efforts. Because overseeing risk is an ongoing process and inherent in the Company's strategic decisions, the Board also discusses risk throughout the year at other meetings in relation to specific proposed actions.

The Company believes that its leadership structure, discussed in detail beginning on page 28, supports the risk oversight function of the Board. While the Company has a combined Chairman of the Board and Chief Executive Officer, strong Directors chair the various committees involved with risk oversight, there is open communication between management and Directors and all Directors are actively involved in the risk oversight function.

Codes of Business Conduct

The Company has adopted a Code of Business Conduct for Non-Employee Directors. In addition, the Company has adopted a Code of Business Conduct applicable to the Company's employees, including the Named Executive Officers. Our associates, bottling partners, suppliers, customers and consumers can ask questions about our Code and other ethics and compliance issues, or report potential violations, through EthicsLine, a global Internet and telephone information and reporting service. The Codes of Business Conduct and information about EthicsLine are available on the Company's website located at *www.thecoca-colacompany.com,* by clicking on "Investors" and then "Corporate Governance". In the event the Company amends or waives any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer or controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company's website.

Anti-Hedging and Short Sale Policies

The Company's anti-hedging policy prohibits Directors, the Company's executive officers and employees on the Company's restricted trading list from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's Common Stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds. Directors, the Company's executive officers and employees on the Company's restricted trading list are also restricted from engaging in short sales related to the Company's Common Stock. All other employees are discouraged from entering into hedging transactions and engaging in short sales related to Company Common Stock.

Independence and Related Person Transactions

Independence Determinations

Under the corporate governance listing standards of the NYSE and the Company's Corporate Governance Guidelines, the Board must consist of a majority of independent Directors. In making independence determinations, the Board observes NYSE and SEC criteria and considers all relevant facts and circumstances. Under NYSE corporate governance rules, to be considered independent:

- the Director must not have a disqualifying relationship, as defined in the NYSE corporate governance rules; and

- the Board must affirmatively determine that the Director otherwise has no material relationship with the Company directly, or as an officer, shareowner or partner of an organization that has a relationship with the Company.

To aid in the Director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a Director's independence. The categorical standards, which are part of the Company's Corporate Governance Guidelines, provide that the following will not be considered material relationships that would impact a Director's independence:

1. *Immaterial Sales/Purchases:* The Director is an executive officer or employee or any member of his or her immediate family is an executive officer of any other organization that does business with the Company and the annual sales to, or purchases from, the Company are less than $1 million or 1% of the consolidated gross revenues of such organization, whichever is more;

2. *Immaterial Indebtedness:* The Director or any member of his or her immediate family is an executive officer of any other organization which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than $1 million or 1% of the total consolidated assets of the organization on which the Director or any member of his or her immediate family serves as an executive officer, whichever is more;

3. *Immaterial Position:* The Director is a director or trustee, but not an executive officer, or any member of his or her immediate family is a director, trustee or employee, but not an executive officer, of any other organization (other than the Company's outside auditing firm) that does business with, or receives donations from, the Company;

4. *Immaterial Ownership:* The Director or any member of his or her immediate family holds a less than 10% interest in any other organization that has a relationship with the Company; or

5. *Immaterial Nonprofit Relationship:* The Director or any member of his or her immediate family serves as an executive officer of a charitable or educational organization which receives contributions from the Company in a single fiscal year of less than $1 million or 2% of that organization's consolidated gross revenues, whichever is more.

In addition, when determining Director independence, the Board does not consider transactions:

- with entities in which a Director or an immediate family member served only as a director or trustee;

- of less than $120,000; and

- with entities in which the Director's or an immediate family member's only interest is a less than 10% ownership interest.

The Board, through its Committee on Directors and Corporate Governance, annually reviews all relevant business relationships any Director or nominee for Director may have with the Company. As a result of its annual review, the Board has determined that none of the following Directors has a material relationship with the Company and, as a result, such Directors are independent: Ronald W. Allen, Howard G. Buffett, Richard M. Daley, Barry Diller, Evan G. Greenberg, Alexis M. Herman, Robert A. Kotick, Maria Elena Lagomasino, Donald F. McHenry, Sam Nunn, James D. Robinson III, Peter V. Ueberroth, Jacob Wallenberg and James B. Williams. None of the Directors who were determined to be independent had any relationships that were outside the categorical standards identified above.

Muhtar Kent, the Chairman of the Board, also serves as the Company's Chief Executive Officer and therefore is not an independent Director. Even though Herbert A. Allen and Donald R. Keough are not currently determined to be independent, they contribute greatly to the Board and the Company through their wealth of experience, expertise and judgment.

All of the Directors who serve as members of the Audit Committee, Compensation Committee and Committee on Directors and Corporate Governance are independent as required by the NYSE corporate governance rules. Under these rules, Audit Committee members also satisfy the separate SEC independence requirement that provides that no member may accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries other than compensation for services as a Director.

The table below summarizes the relationships that were reviewed in connection with the independence determinations. Each of these relationships fall under the categorical standards described and therefore were not considered material relationships that impacted the applicable Director's independence.

Director	Categorical Standard	Description of Relationship
Howard G. Buffett	Immaterial Sales/ Purchases	The Board examined the Company's relationship with Berkshire Hathaway Inc. ("Berkshire Hathaway") and its subsidiaries. Howard G. Buffett is a director of Berkshire Hathaway and his father, Warren E. Buffett, is the Chairman of the Board, Chief Executive Officer and major stockholder of Berkshire Hathaway. This relationship is described beginning on page 35. Berkshire Hathaway's holdings constituted approximately 8.83% of the Company's outstanding Common Stock as of February 27, 2012. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and Berkshire Hathaway, (ii) the payments made and received were for various products and services in the ordinary course of business and (iii) the Company has had a relationship with many of the applicable subsidiaries of Berkshire Hathaway for many years prior to when they were owned by Berkshire Hathaway and prior to Mr. Buffett's service as a Director of the Company.
Barry Diller	Immaterial Sales/ Purchases	The Board examined payments made by the Company to IAC/InterActiveCorp and its subsidiaries ("IAC") where Barry Diller, one of our Directors, is Chairman of the Board and Senior Executive, and during 2010, was Chief Executive Officer. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and IAC, (ii) the payments were for online advertising, digital media promotions and the rental of event space in the ordinary course of business and (iii) the Company has had a relationship with the predecessors of IAC for many years prior to Mr. Diller's service as a Director of the Company.
Evan G. Greenberg	Immaterial Sales/ Purchases	The Board examined payments made by the Company to ACE Limited and its subsidiaries (collectively "ACE") where Evan G. Greenberg, one of our Directors, is Chairman, President and Chief Executive Officer. This relationship is described beginning on page 36. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and ACE Limited, (ii) the payments were for insurance related products and services in the ordinary course of business and (iii) the Company has had a relationship with ACE for many years prior to Mr. Greenberg's service as a Director of the Company.
Robert A. Kotick	Immaterial Sales/ Purchases	The Board examined payments made by the Company to Activision Blizzard, Inc. and its subsidiaries ("Activision"), where Robert A. Kotick, one of our Directors, is President, Chief Executive Officer and a Director. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and Activision, (ii) the payments were royalty fees for product placement in the ordinary course of business and (iii) the Company has had a relationship with Activision prior to Mr. Kotick's service as a Director of the Company.
Sam Nunn	Immaterial Nonprofit Relationship	The Board examined the Company's charitable donations and sponsorships to Points of Light Institute, where a daughter of Sam Nunn, one of our Directors, serves as Chief Executive Officer and a Director. The Board determined that this indirect relationship was not material since (i) the amounts involved were a small percentage of the revenues or donations received by Points of Light Institute and a small percentage of the Company's overall charitable donations and sponsorships and (ii) the payments were within the Company's philosophy of supporting local and civic organizations in the communities where the Company operates.

Director	Categorical Standard	Description of Relationship
James D. Robinson III	Immaterial Sales/ Purchases	The Board examined payments made by pension trusts of the Company and certain of its subsidiaries to subsidiaries of BlackRock, Inc. ("BlackRock"). The wife of James D. Robinson III, one of our Directors, is an executive officer of BlackRock. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and BlackRock, (ii) the payments were for investment management services provided to the pension trusts in the ordinary course of business, (iii) certain assets of the pension trusts have been invested in BlackRock's and its predecessor's funds since the 1990s and (iv) the Company's relationship with BlackRock has been in existence long before Mr. Robinson's wife served as an executive officer of that organization.
Peter V. Ueberroth	Immaterial Sales/ Purchases	The Board examined payments made by the Company to the National Basketball Association (the "NBA"), where a daughter of Peter V. Ueberroth, one of our Directors, is an executive officer. This relationship is described beginning on page 36. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and the NBA and (ii) the Company's relationship with the NBA has been in existence since the late 1980s, long before Mr. Ueberroth's daughter served as an executive officer of that organization.

Related Person Transaction Policy and Process

A "Related Person Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and, as relates to Directors or shareowners who have an ownership interest in the Company of more than 5%, the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. Under Company policy, there is no threshold amount applicable to executive officers with regard to Related Person Transactions.

A "Related Person" means:

• any person who is, or at any time during the applicable period was, a Director of the Company or a nominee for Director or an executive officer;

• any person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock;

• any immediate family member of any of the persons referenced in the preceding two bullets, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock, and any person (other than a tenant or employee) sharing the household of such Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock; and

• any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In general, the Company will enter into or ratify Related Person Transactions only when the Board, acting through the Committee on Directors and Corporate Governance, determines that the Related Person Transaction is reasonable and fair to the Company.

When a new Related Person Transaction is identified, it is brought to the Committee on Directors and Corporate Governance to determine if the proposed transaction is reasonable and fair to the Company. The Committee on Directors and Corporate Governance considers, among other things, the evaluation of the transaction by employees directly involved and the recommendation of the Chief Financial Officer.

Many transactions that constitute Related Person Transactions are ongoing and some arrangements predate any relationship with the Director or predate the Director's relationship with the Company. When a transaction is ongoing, any amendments or changes are reviewed and the transaction is reviewed annually for reasonableness and fairness to the Company.

Identifying possible Related Person Transactions involves the following procedures, in addition to the completion and review of the customary annual questionnaires by Directors, executive officers and beneficial owners of more than 5% of the outstanding Common Stock.

• Directors and nominees for Directors are required to annually verify and update information about (i) where the Director is an employee, director or executive officer, (ii) each entity where an immediate family member of a Director is an executive officer, (iii) each firm, corporation or other entity in which the Director or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest and (iv) each charitable or nonprofit organization where the Director or an immediate family member is an employee, executive officer, director or trustee.

• Any Related Person Transaction involving an executive officer must be pre-approved by the Chief Executive Officer. Any transaction involving the Chief Executive Officer must be submitted to the Audit Committee for approval.

- The process for evaluating transactions involving a beneficial owner of more than 5% of the outstanding Common Stock is essentially the same as that used for Directors, except that the transactions are submitted to the Audit Committee for approval.

The policies and procedures regarding related person transactions are in writing in the charters for the Committee on Directors and Corporate Governance and the Audit Committee and in our Codes of Business Conduct. These documents can be found on the Company's website, *www.thecoca-colacompany.com*, by clicking on "Investors".

When the Company receives the requested information from its Directors (including nominees), executive officers and beneficial owners of more than 5% of the outstanding Common Stock, the Company compiles a list of all persons and entities, including all subsidiaries of the entities identified, that may give rise to a

Related Person Transaction. The Office of the Secretary reviews the updated list and expands the list if necessary, based on a review of SEC filings, Internet searches and applicable websites.

Once the list of approximately 2,500 persons and entities has been reviewed and updated, it is distributed within the Company to identify any potential transactions. This list also is sent to each of the Company's approximately 360 accounting locations to be compared to payments and receipts.

All ongoing transactions, along with payment and receipt information, are compiled for each person and entity. The information is reviewed and relevant information is presented to the Committee on Directors and Corporate Governance or the Audit Committee, as the case may be, in order to obtain approval or ratification of the transactions and for the independence determinations of each Director.

Certain Related Person Transactions

Herbert A. Allen. Herbert A. Allen, one of our Directors, is President, Chief Executive Officer and a Director of Allen & Company Incorporated ("ACI") and a principal shareowner of ACI's parent. ACI is an indirect equity holder of Allen & Company LLC ("ACL"). ACI transferred its investment and financial advisory services business to ACL in September 2002.

ACI has leased and subleased office space since 1977 in a building owned by one of our subsidiaries and located at 711 Fifth Avenue, New York, New York. In June 2005, ACI assigned the lease and sublease to ACL. In 2011, ACL paid approximately $5.1 million in rent and related expenses. In the opinion of management, the terms of the lease are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of the execution of the lease. In 2011, ACL paid approximately $55,000 to the Company to purchase products in the ordinary course of business.

Howard G. Buffett and Berkshire Hathaway. The father of Howard G. Buffett, one of our Directors, is Warren E. Buffett, the Chairman of the Board, Chief Executive Officer and major stockholder of Berkshire Hathaway. Berkshire Hathaway's holdings constituted approximately 8.83% of the Company's outstanding Common Stock as of February 27, 2012.

Business Wire, Inc. ("Business Wire") is a wholly owned subsidiary of Berkshire Hathaway. In June 2011, the Company and Business Wire entered into a new two-year services agreement under which Business Wire disseminates news releases for the Company. In 2011, the Company paid approximately $275,000 to Business Wire to disseminate news releases for the Company in the ordinary course of business. This business relationship was in place prior to Berkshire Hathaway's acquisition of Business Wire in 2006. In the opinion of management, the terms of the prior services agreement and the new agreement are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of the execution of the agreements.

FlightSafety International, Inc. ("FlightSafety") is a wholly owned subsidiary of Berkshire Hathaway. In 2009, the Company entered into two new five-year agreements with FlightSafety to provide flight attendant, mechanic and pilot training services to the Company. In 2010, the Company entered into an addendum for additional pilot training services. In 2011, the Company paid FlightSafety approximately $757,000 for pilot, flight attendant and mechanic training services provided to the Company in the ordinary course of business. In the opinion of management, the terms of the FlightSafety agreements are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of the execution of the agreements.

International Dairy Queen, Inc. ("IDQ") is a wholly owned subsidiary of Berkshire Hathaway. In 2011, IDQ and its subsidiaries paid approximately $507,000 to the Company directly and through bottlers and other agents to purchase fountain syrup and other products for its corporate stores in the ordinary course of business. Payments from franchised stores are not included. Also in 2011, IDQ and its subsidiaries received promotional and marketing incentives from the Company based on the volume of both corporate and franchised stores, totaling approximately $1.2 million in the ordinary course of business. This business relationship was in place for many years prior to Berkshire Hathaway's acquisition of IDQ. In the opinion of management, the Company's business relationship with IDQ is fair and reasonable and is on terms substantially similar to the Company's relationships with other customers.

McLane Company, Inc. ("McLane") is a wholly owned subsidiary of Berkshire Hathaway. In 2011, McLane paid approximately $168 million to the Company to purchase fountain syrup and other products in the ordinary course of business. Also in 2011, McLane received from the Company approximately $8.5 million in agency commissions, marketing payments and other fees relating to the sale of the Company's products to customers in the ordinary course of business. This business relationship was in place for many years prior to Berkshire

Hathaway's acquisition of McLane in 2003. In the opinion of management, the Company's business relationship with McLane is fair and reasonable and is on terms substantially similar to the Company's relationships with other customers.

NetJets Inc. ("NetJets") is a wholly owned subsidiary of Berkshire Hathaway. In 2011, NetJets paid approximately $259,000 to the Company to purchase products in the ordinary course of business.

Shaw Contract Flooring Services, Inc. ("Shaw") is a wholly owned subsidiary of Berkshire Hathaway. In 2011, the Company paid Shaw approximately $122,000 for the purchase and installation of carpets and tiles at a number of the Company's facilities. In the opinion of management, the terms of these agreements were fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties.

XTRA Lease LLC ("XTRA") is a wholly owned subsidiary of Berkshire Hathaway. In 2011, the Company paid XTRA approximately $2.4 million for the rental and repair of trailers used to transport and store finished product in the ordinary course of business under the terms of leases and a national account agreement with XTRA. In the opinion of management, the terms of the leases and the national account agreement are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of the execution of the leases and the agreement.

Berkshire Hathaway holds a significant equity interest in American Express Company (together with its subsidiaries, "American Express"). In 2010, the Company and American Express entered into a new five-year agreement under which American Express provides global credit card services to the Company. In 2011, American Express paid the Company approximately $979,000 in rebates and incentives in the ordinary course of business. In 2011, the Company paid American Express fees of approximately $1.1 million for credit card memberships, business travel and other services in the ordinary course of business. In the opinion of management, the Company's business relationship with American Express is fair and reasonable and is on terms as favorable to the Company as those that could have been obtained from unrelated third parties.

Berkshire Hathaway holds a significant equity interest in Moody's Corporation ("Moody's"). In 2011, the Company paid a subsidiary of Moody's fees of approximately $205,000 for rating the Company's commercial paper programs. Also in 2011, the Company paid a subsidiary of Moody's fees of approximately $2.4 million for rating the Company's offerings of debt securities. In the opinion of management, the Company's relationship with Moody's is fair and reasonable and is on terms substantially similar to the Company's relationship with similar companies.

Berkshire Hathaway holds a significant equity interest in The Washington Post Company ("Washington Post"). In 2011, the Company paid fees of approximately $176,000 to Washington Post for print media and online advertising in the ordinary course of business. In the opinion of management, the relationship with Washington Post is fair and reasonable and is on terms as favorable to the Company as those that could have been obtained from unrelated third parties.

Evan G. Greenberg. Evan G. Greenberg, one of our Directors, is Chairman, President and Chief Executive Officer of ACE Limited. ACE has provided insurance related products and services to the Company since 1986. ACE provides traditional insurance coverage where the Company seeks to transfer risk and fronting services where the Company seeks to retain risk. The Company renews its insurance coverage on an annual basis. During 2011, ACE provided the Company with Directors' and Officers' liability coverage on an excess basis and primary coverage for fiduciary liability. ACE also provided fronting services to the Company by issuing contracts for U.S. and international general and product liability insurance, U.S. workers' compensation insurance and global property insurance. In 2011, the Company paid ACE approximately $3.6 million for insurance premiums, approximately $1 million in fronting fees for property and casualty insurance premiums and approximately $55,000 in engineering service fees. In the opinion of management, the terms of the Company's insurance coverage and fronting arrangements with ACE and the terms of the engineering services are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties.

Donald R. Keough. A son of Donald R. Keough, one of our Directors, is an executive officer of, and holds a significant equity interest in, Marsys Digital LLC ("Marsys Digital"). In 2009, the Company and Marsys Digital entered into a five-year services agreement relating to the Company's use of Marsys Digital's platform technology and infrastructure. Under the terms of the services agreement, the Company is required to pay Marsys Digital $2.9 million annually over the five-year period for services associated with the operation, maintenance and support of the platform technology and infrastructure. In 2009, the Company also entered into a warrant agreement with Marsys Digital whereby the Company was granted the right to purchase, for a period of up to six years, a 5% equity interest in Marsys Digital. The exercise price is based on a formula dependent on the fair market value of such equity interest and is subject to credit adjustments based on revenues recognized by Marsys Digital pursuant to its services agreement with the Company. In 2011, the Company paid Marsys Digital approximately $3.3 million for services provided pursuant to the agreement and additional hardware, maintenance and support. Since Marsys Digital is a startup company, the value of the Company's equity interest is not currently determinable.

Peter V. Ueberroth. A daughter of Peter V. Ueberroth, one of our Directors, is an executive officer of the NBA. In 2010, the Company and an NBA affiliated company entered into a new four-year marketing, sponsorship and advertising agreement. Also in 2010, the Company and NBA affiliated companies entered into a three-year marketing, sponsorship and advertising agreement associated with the Women's National Basketball Association and a three-year advertising agreement associated with the NBA Development League. As a result of a settlement reached with the NBA relative to the 2011 NBA lockout, these three agreements were extended by one year. Certain subsidiaries of the Company have also entered into four-year marketing, sponsorship, advertising and media purchase agreements with NBA affiliated companies in China and promotional agreements with an NBA subsidiary for activities in Mexico. In 2011, the Company paid approximately $19.6 million to the NBA's affiliated companies for marketing, media purchases, advertising and sponsorship in the ordinary course of business. The Company has had a relationship with the NBA since the late 1980s. In the opinion of management, the terms of the Company's agreements with the NBA and the Company's business relationship with the NBA are fair and reasonable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Executive officers, Directors and certain persons who own more than 10% of the outstanding shares of Common Stock are required by Section 16(a) of the 1934 Act and related regulations:

- to file reports of their ownership of Common Stock with the SEC and the NYSE; and
- to furnish us with copies of the reports.

We received written representations from each such person who did not file an annual statement on Form 5 with the SEC that no Form 5 was due. Based on our review of the reports and representations, we believe that all Section 16(a) reports were filed timely in 2011, except that administrative errors led to the late filing of a Form 4 to report a transaction for each of Ahmet C. Bozer and Joseph V. Tripodi, the late filing of a Form 4 to update a stock holding and to report two transactions for J. Alexander M. Douglas, Jr. and the filing of a Form 5 to include a stock holding for Bernhard Goepelt.

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

Directors and Executive Officers

The following table sets forth information regarding beneficial ownership of Common Stock by each Director, each individual named in the 2011 Summary Compensation Table on page 55, and our Directors and executive officers as a group, all as of February 27, 2012. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Herbert A. Allen	9,005,400	*	Includes 3,000,000 shares held by ACI and 5,400 shares held in three trusts in which Mr. Allen, in each case, is one of five trustees. Does not include 23,773 share units deferred under the Directors' Plan which are settled in cash after retirement.
Ronald W. Allen	12,000	*	Includes 2,000 shares held by Mr. Allen's wife. Mr. Allen has disclaimed beneficial ownership of his wife's shares. Does not include 22,486 share units deferred under the Directors' Plan which are settled in cash after retirement.
Howard G. Buffett	24,296	*	Does not include 2,058 share units deferred under the Directors' Plan which are settled in cash after retirement. Does not include shares owned by Berkshire Hathaway Inc., which are included in the "Principal Shareowners" table on page 39.
Richard M. Daley	1,000	*	Shares held by a trust of which Mr. Daley is sole trustee and beneficiary. Does not include 87 share units deferred under the Directors' Plan which are settled in cash after retirement.
Barry Diller	1,736,000	*	Does not include 34,415 share units deferred under the Directors' Plan which are settled in cash after retirement.
Evan G. Greenberg	3,896	*	Does not include 1,917 share units deferred under the Directors' Plan which are settled in cash after retirement.
Alexis M. Herman	1,000	*	Does not include 7,409 share units deferred under the Directors' Plan which are settled in cash after retirement.
Donald R. Keough	5,041,088	*	Includes 6,000 shares held by a trust of which a management company in which Mr. Keough holds a significant interest is the trustee. Also includes 131,000 shares held by a foundation of which he is one of eight trustees. Mr. Keough disclaims beneficial ownership of these 137,000 shares held by the trust and the foundation. Also includes 420,088 shares held by three limited liability companies in which Mr. Keough's children hold a majority of the economic interest. Mr. Keough and his wife have investment control over these shares. Mr. Keough disclaims beneficial ownership of these 420,088 shares except to the extent of his pecuniary interest therein. Does not include 24,236 share units deferred under the Directors' Plan which are settled in cash after retirement.
Robert A. Kotick	35,009	*	Includes 9 shares held by his daughter through the Uniform Transfers to Minors Act.
Maria Elena Lagomasino	7,825	*	Does not include 7,409 share units deferred under the Directors' Plan which are settled in cash after retirement.
Donald F. McHenry	25,942	*	Includes 540 shares held by Mr. McHenry's grandchildren. Does not include 25,461 share units deferred under the Directors' Plan which are settled in cash after retirement.
Sam Nunn	1,000	*	Does not include 46,056 share units deferred under the Directors' Plan which are settled in cash after retirement.
James D. Robinson III	61,925	*	Includes 29,698 shares held by a trust of which Mr. Robinson is a co-trustee. Does not include 1,250,000 shares held by a trust of which Mr. Robinson is a beneficiary with no voting or investment power. Does not include 44,331 share units deferred under the Directors' Plan which are settled in cash after retirement.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Peter V. Ueberroth	61,000	*	Includes 22,000 shares held by a trust of which Mr. Ueberroth is one of two trustees and a beneficiary, 10,000 shares held by his wife and 8,000 shares held by a foundation of which he is one of six directors. Does not include 51,509 share units deferred under the Directors' Plan which are settled in cash after retirement.
Jacob Wallenberg	1,000	*	Does not include 7,409 share units deferred under the Directors' Plan which are settled in cash after retirement.
James B. Williams	95,994,007	4.24%	Includes 80,157,182 shares held by four foundations of which Mr. Williams is, in all cases, one of five trustees, and 15,786,700 shares held by a foundation of which he is one of three trustees. Does not include 71,689 share units deferred under the Directors' Plan which are settled in cash after retirement.
Muhtar Kent	3,010,120	*	Includes 6,500 shares held by a foundation of which Mr. Kent, his wife and children are trustees. Also includes 33,415 shares credited to Mr. Kent under The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and 2,793,865 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 27, 2012. Does not include 17,261 share units credited under The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan") which are settled in cash after retirement.
Gary P. Fayard	2,216,274	*	Includes 10,010 shares credited to Mr. Fayard under the 401(k) Plan, 14,000 shares of restricted stock and 1,999,715 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 27, 2012. Does not include 13,070 share units credited under the Supplemental 401(k) Plan which are settled in cash after retirement.
Ahmet C. Bozer	674,891	*	Includes 7,675 shares credited to Mr. Bozer under the 401(k) Plan and 610,147 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 27, 2012. Does not include 5,981 share units credited under the Supplemental 401(k) Plan which are settled in cash after retirement.
Steven A. Cahillane	297,303	*	Includes 41 shares credited to Mr. Cahillane under the 401(k) Plan and 297,262 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 27, 2012. Does not include 162,660 unvested restricted stock units which will be settled in shares upon vesting.
José Octavio Reyes	1,870,628	*	Includes 164,751 shares held by a trust in which Mr. Reyes has an indirect beneficial interest. Also includes 1,682,486 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 27, 2012.
All Directors and executive officers as a group (34 persons)	128,757,500	5.65%	Includes 116,334 shares credited under the 401(k) Plan, 49,500 shares of restricted stock, 15,236,888 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 27, 2012, and 18,952 shares subject to pledges. Does not include 78,958 share units credited under the Supplemental 401(k) Plan and 370,245 share units deferred under the Directors' Plan, all of which will be settled in cash upon retirement. Also does not include 192,693 unvested restricted stock units which will be settled in shares upon vesting.

* Less than 1% of issued and outstanding shares of Common Stock.

1 Share units credited under the Directors' Plan and the Supplemental 401(k) Plan are not included as outstanding shares in calculating these percentages. Unvested restricted stock units, which will be settled in shares upon vesting, also are not included.

Principal Shareowners

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of the issued and outstanding Common Stock.

Name and Address	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[2]
Berkshire Hathaway Inc.[1] 3555 Farnam Street, Suite 1440 Omaha, Nebraska 68131	200,000,000	8.83%

1 Berkshire Hathaway, a diversified holding company, has informed the Company that, as of December 31, 2011, it held an aggregate of 200,000,000 shares of Common Stock through subsidiaries.

2 The ownership percentages set forth in this column are based on the assumption that the principal shareowner continued to own the number of shares reflected in the table above on February 27, 2012.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis provides you with a detailed description of our executive compensation philosophy and programs, the compensation decisions the Compensation Committee has made under those programs and the factors considered in making those decisions. This Compensation Discussion and Analysis focuses on the compensation of our Named Executive Officers for 2011, who were:

Name	Title
Muhtar Kent	Chairman of the Board and Chief Executive Officer
Gary P. Fayard	Executive Vice President and Chief Financial Officer
Ahmet C. Bozer	President, Eurasia and Africa Group
Steven A. Cahillane[1]	President and Chief Executive Officer of CCR
José Octavio Reyes	President, Latin America Group

1   On October 2, 2010, the Company completed its acquisition (the "CCE Transaction") of the North American operations of Coca-Cola Enterprises Inc. ("CCE"). In connection with the CCE Transaction, CCE was renamed Coca-Cola Refreshments USA, Inc. ("CCR") and Mr. Cahillane became CCR's President and Chief Executive Officer and an executive officer of the Company. As part of the CCE Transaction, the Company assumed certain CCE compensation plans and programs. As a result, in 2011 Mr. Cahillane continued to participate in certain legacy CCE pension, severance and benefit programs. Other than these legacy CCE programs, Mr. Cahillane's compensation in 2011 included the same components as the other Named Executive Officers.

How Pay is Tied to Company Performance

Our compensation programs are designed to reward employees for producing sustainable growth consistent with the Company's 2020 Vision, to attract and retain world-class talent and to align compensation with the long-term interests of our shareowners. The 2020 Vision is an action plan that sets forth a common set of strategies guiding the Coca-Cola system to succeed in the changing environment over this decade (for additional information, see the Company's website, *www.thecoca-colacompany.com*).

We also believe that as an employee's level or responsibility increases, so should the proportion of performance-based compensation. As a result, our executive compensation programs closely tie pay to performance.

2011 Business Highlights

In 2011, the Company delivered strong operating results. Business highlights included:

- Strong global volume growth of 5% led by brand Coca-Cola, up 3%.

- Reported net revenues grew 33% and comparable currency neutral net revenues grew 29%, reflecting the acquisition of CCE's former North American operations in the fourth quarter of 2010.

- Reported operating income grew 20% and comparable currency neutral operating income grew 12%.

- Reported earnings per share ("EPS") of $3.69. Comparable EPS increased to $3.84, from comparable EPS of $3.49 in 2010.

- $8.6 billion returned to shareowners, through $4.3 billion in dividends and $4.3 billion in share repurchases.

Comparable currency neutral net revenues and comparable EPS differ from what is reported under U.S. generally accepted accounting principles ("GAAP"). See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

Relationship Between Company Performance and Chairman and Chief Executive Officer Compensation

The following illustrates the directional relationship between Company performance, based on two of our key metrics, and the compensation of our Chairman and Chief Executive Officer from 2009 to 2011. These key metrics, unit case volume and comparable earnings per share, were chosen because they correlate to long-term shareowner value.



1   Comparable EPS differs from what is reported under GAAP. See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.
2   Mr. Kent's total compensation as reported in the 2011 Summary Compensation Table on page 55, excluding change in pension value and nonqualified deferred compensation earnings. Mr. Kent's first full year as Chairman of the Board, in addition to being Chief Executive Officer, was 2010.

Five-Year Total Shareowner Return

The following chart shows how a $100 investment in the Company's Common Stock on December 31, 2006 would have grown to $168 on December 31, 2011, with dividends reinvested quarterly, for those who wish to consider total shareowner return when evaluating executive compensation.

The chart also compares the total shareowner return on the Company's Common Stock to the same investment in the S&P 500 Index and the Company's compensation comparator group (see page 50) over the same period, with dividends reinvested quarterly. As illustrated below, the Company's Common Stock outperformed both the S&P 500 Index and the Company's comparator group during this period.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREOWNER RETURN*

* Source: Standard & Poor's Research Insight. For foreign companies included in the comparator group, market value has been converted to U.S. dollars and excludes the impact of currency.

	The Coca-Cola Company (KO)	Comparator Group	S&P 500 Index
12/31/2006	$ 100.00	$ 100.00	$ 100.00
12/31/2007	130.41	118.20	105.48
12/31/2008	99.03	99.23	66.52
12/31/2009	128.82	116.56	84.07
12/31/2010	153.29	130.07	96.71
12/31/2011	167.66	146.69	98.76

Executive Compensation Practices

Below we highlight certain executive compensation practices, both the practices we have implemented to drive performance and the practices we have not implemented because we do not believe they would serve our shareowners' long-term interests.

What We Do

☑ **Pay for Performance -** We tie pay to performance. The great majority of executive pay is not guaranteed. We set clear financial goals for corporate and business unit performance and differentiate based on individual achievement. In evaluating performance, we assess progress toward goals in our 2020 Vision, including in the areas of People, Planet, Productivity, Partners, Portfolio and Profit, along with other strategic priorities.

☑ **Review Tally Sheets -** We review tally sheets for our Named Executive Officers prior to making annual executive compensation decisions.

☑ **Mitigate Undue Risk -** We mitigate undue risk associated with compensation, including utilizing caps on potential payments, clawback provisions, retention provisions, multiple performance targets and robust Board and management processes to identify risk. We do not believe any of the Company's compensation programs create risks that are reasonably likely to have a material adverse impact on the Company, which we validate through our risk assessment of incentive-based compensation plans each year.

☑ **Reasonable Post-Employment/Change in Control Provisions -** We believe we have reasonable post-employment and change in control provisions that generally apply to executive officers in the same manner as the applicable broader employee population.

☑ **Double Trigger -** In 2011, we amended our stock option and restricted stock plans under which additional awards may be granted to generally provide for accelerated vesting of future awards after a change in control if an employee is also terminated within two years of the change in control (a double trigger).

☑ **Modest Perquisites -** We provide only modest perquisites that have a sound benefit to the Company's business.

☑ **Stringent Share Ownership Guidelines -** We have adopted stringent share ownership guidelines, which all Named Executive Officers exceed.

☑ **Holding Period on PSUs -** We have a holding period on earned performance share units ("PSUs").

☑ **Regular Review of Share Utilization -** We evaluate share utilization by reviewing overhang levels (dilutive impact of equity compensation on our shareowners) and annual run rates (the aggregate shares awarded as a percentage of total outstanding shares).

☑ **Independent Compensation Consulting Firm -** The Compensation Committee benefits from its utilization of an independent compensation consulting firm which provides no other services to the Company.

What We Don't Do

☒ **No Employment Contracts (unless required by law) -** We do not have employment contracts for the Chairman and Chief Executive Officer or other Named Executive Officers, except for Mr. Reyes, who is based in Mexico where contracts are required by law.

☒ **No Dividends or Dividend Equivalents on Unearned PSUs -** No dividends or dividend equivalents are paid on PSUs during the performance period. Beginning with the 2011-2013 PSUs, we also eliminated dividends and dividend equivalents during the holding period.

☒ **No Inclusion of the Value of Equity Awards in Pension or Severance Calculations**

☒ **No Tax Gross-Ups for Personal Aircraft Use or Financial Planning**

☒ **No Separate Change in Control Agreements**

☒ **No Excise Tax Gross-Ups Upon Change in Control**

☒ **No Repricing Underwater Stock Options**

☒ **No Hedging Transactions or Short Sales by Executive Officers or Directors Permitted**

Results of 2011 Advisory Vote to Approve Executive Compensation

At the 2011 Annual Meeting of Shareowners, we held our first advisory vote on executive compensation. Over 97% of the votes cast were in favor of this advisory proposal. The Compensation Committee considered this favorable outcome and believed it conveyed our shareowners' support of the Compensation Committee's decisions and the existing executive compensation programs. As a result, the Compensation Committee made no material changes in the structure of our compensation programs or pay for performance philosophy. At the 2012 Annual Meeting of Shareowners, we will again hold an annual advisory vote to approve executive compensation (see page 85), as supported by the shareowners in accordance with the Company's recommendation in 2011. The Compensation Committee will continue to consider the results from this year's and future advisory votes on executive compensation.

What We Pay and Why: Elements of Compensation

We have three elements of total direct compensation: base salary, annual incentive and long-term equity compensation. As illustrated in the accompanying chart, in 2011, more than 90% of total direct compensation to the Named Executive Officers was performance-based and not guaranteed.



NAMED EXECUTIVE OFFICERS
2011 TOTAL DIRECT COMPENSATION

9%

65%

26%

● Long-Term Equity Compensation   ● Annual Incentive
/// Base Salary

Base Salary

We pay base salaries to attract talented executives and to provide a fixed base of cash compensation. We assign a job grade to each salaried position in the Company, including the Named Executive Officers. The salary range for each job grade was informed by a survey of our comparator group's pay practices for the various jobs within the job grade. These ranges are used as guidelines in determining individual salaries, but there is no targeted amount in the range.

Base salaries for the Named Executive Officers are individually determined by the Compensation Committee within the appropriate salary range after consideration of:

- breadth, scope and complexity of the role;
- fairness (employees with similar responsibilities, experience and historical performance are rewarded comparably);
- current compensation; and
- individual performance.

We do not set the base salary of any employee, including any Named Executive Officer, at a certain multiple of the salary of another employee.

There are three situations that may warrant an adjustment to base salary:

Annual Merit Increases. All employees' base salaries are reviewed annually for possible merit increases, but merit increases are not automatic or guaranteed. Any adjustments take into account the individual's performance, responsibilities and experience, as well as fairness and external market practices. The increases for senior executives generally are based on a pre-established budget approved by the Compensation Committee.

Merit increases for the Named Executive Officers were approved in February 2011 and effective April 1, 2011. The Compensation Committee increased Mr. Kent's base salary to $1,400,000. The Compensation Committee believed this base salary increase was appropriate in light of Mr. Kent's contribution to the Company's achievements, his strong leadership and a review of market data. This was Mr. Kent's first base salary increase since he was elected Chief Executive Officer in 2008.

The merit increases for the other Named Executive Officers in 2011 were as follows:

- Mr. Fayard received a 3% increase;

- Mr. Bozer received a 4% increase;

- Mr. Cahillane received a 2.5% increase; and

- Mr. Reyes received a 3.5% increase.

The Compensation Committee believed the increases in base salary of the other Named Executive Officers were appropriate based on the Company's strong performance and each executive's individual achievements in 2010.

In February 2012, the Compensation Committee increased Mr. Kent's base salary to $1,600,000, effective April 1, 2012. The Compensation Committee believed this base salary increase was appropriate in light of the growth in size and complexity of the Company following the CCE Transaction and Mr. Kent's

continued contribution to the Company's achievements and his strong leadership. In February 2012, based upon the Company's strong performance and each executive's individual achievements in 2011, the Compensation Committee increased the base salaries of each of the other Named Executive Officers, ranging from 3% to 4%, effective April 1, 2012.

Promotions or Changes in Role. Base salary may be increased to recognize additional responsibilities resulting from a change in an employee's role or a promotion to a new position. Increases are not guaranteed for a promotion or change in role. No increases were awarded to Named Executive Officers in 2011 based on promotions or changes in role.

Market Adjustments. A market adjustment is awarded to an individual who is performing successfully when we recognize a significant gap between the market data and the individual's base salary. No Named Executive Officer received a market adjustment in 2011.

Annual Incentive

We pay annual incentives to drive the achievement of key business results and to recognize individuals based on their contributions to those results. Annual incentives are determined under the Performance Incentive Plan of The Coca-Cola Company (the ("Performance Incentive Plan"). The following formula is used to calculate the maximum payment that may be awarded to a Named Executive Officer.

| Base Salary | X | Target Percentage of Base Salary | X | Business Performance Factor (0 – 300%) |

The Compensation Committee sets the amount to be paid to each Named Executive Officer within a range from $0 to the maximum, based on qualitative and quantitative factors described below.

Summary of Payments

The following table shows how the formula was applied and the actual amounts awarded for 2011.

Name	Base Salary (12/31/2011)	X	Target Percentage of Base Salary	X	Business Performance Factor	=	Maximum Payment Based on 2011 Performance	Range of Payments Based on 2011 Performance	Actual Award for 2011 Performance
Mr. Kent	$ 1,400,000	X	200%	X	275%	=	$ 7,700,000	$0 - $7,700,000	$ 6,000,000
Mr. Fayard	791,040	X	125%	X	275%	=	2,719,200	0 - 2,719,200	1,760,000
Mr. Bozer[1]	608,400	X	125%	X	205%	=	1,559,025	0 - 1,559,025	1,131,000
Mr. Cahillane[2]	768,750	X	125%	X	208%	=	1,998,750	0 - 1,998,750	1,570,000
Mr. Reyes[3]	647,910	X	125%	X	237%	=	1,919,433	0 - 1,919,433	1,621,000

1 For Mr. Bozer, the business performance factor was weighted 50% for overall Company performance (at 275%) and 50% for Eurasia and Africa Group performance (at 135%).

2 For Mr. Cahillane, the business performance factor was weighted 50% for overall Company performance (at 275%) and 50% for North America Group performance (at 142.5%).

3 For Mr. Reyes, the business performance factor was weighted 50% for overall Company performance (at 275%) and 50% for Latin America Group performance (at 198.8%).

Calculating the Business Performance Factor

For Messrs. Kent and Fayard, the business performance factor consisted of:

- 50% for overall Company unit case volume growth; and

- 50% for overall Company comparable currency neutral earnings per share growth.

For Messrs. Bozer and Reyes, who have responsibility for the Company's Eurasia and Africa Group and Latin America Group, respectively, the business performance factor consisted of:

- 50% for overall Company performance as described above; and

- 50% for the performance of their respective operating group, measured by unit case volume growth and profit before tax growth, each weighted equally.

For Mr. Cahillane, the President and Chief Executive Officer of CCR, the business performance factor consisted of:

- 50% for overall Company performance as described above; and

- 50% for the performance of the North America Group, measured by volume share growth (20%), net revenue growth (40%) and profit before tax growth (40%).

These performance measures were selected because they contribute to achievement of the goals set forth in the 2020 Vision and together contribute to sustainable growth and improved productivity.

The targets used to determine the business performance factor for the 2011 plan year were set in February 2011. The overall Company targets and results for 2011 were as follows:



Unit Case Volume Growth
Business Performance Factor to be Applied
150%
125%
100%
75%
50%
25%
0%
0%
1%
2%
3%
4%
5%
>5%
2011 Unit Case Volume Growth: 5%
Unit Case Volume Business Performance Factor: 150%

Earnings Per Share Growth (Comparable Currency Neutral Growth*)
Business Performance Factor to be Applied
150%
125%
100%
75%
50%
25%
0%
0%
1%
2%
3%
4%
5%
6%
7%
8%
>8%
2011 Comparable Currency Neutral EPS Growth: 7%
EPS Business Performance Factor: 125%

Unit Case Volume Business Performance Factor	150%
Comparable Currency Neutral Earnings Per Share Business Performance Factor	125%
TOTAL	**275%**

* *Comparable currency neutral earnings per share growth is calculated after adjusting for the impact of currency and certain other nonrecurring items affecting comparability. Comparable currency neutral earnings per share, therefore, differs from reported earnings per share, which was $3.69 in 2011. The primary differences between comparable currency neutral earnings per share and earnings per share as reported under GAAP were the impact of currency, impact of transactions, including the CCE Transaction, and asset impairments/restructuring. We believe using comparable currency neutral earnings per share is appropriate because it ensures a more consistent comparison against the prior year.*

The specific targets for the Eurasia and Africa Group, the North America Group and the Latin America Group are not disclosed because they relate to business operations in specific geographies and disclosure would result in competitive harm. These targets are designed to be challenging but achievable and consistent with our 2020 Vision. The total combined business performance factor for these groups is disclosed in the Summary of Payments table on page 44.

Quantitative and Qualitative Factors

In setting the amount of each Named Executive Officer's actual award within the range determined by the formula, the Compensation Committee considered a number of quantitative and qualitative factors, including, but not limited to:

1. Progress toward goals in the 2020 Vision, including in the areas of People, Planet, Productivity, Partners, Portfolio and Profit.
2. Strategic priorities:
   - volume and value share gains;
   - share of sales;
   - currency gains and losses;
   - total return to shareowners, representing share price appreciation and dividends;
   - impact of significant acquisitions and innovations;
   - internal equity and fairness;
   - acquisitions and divestitures; and
   - integration progress following the CCE Transaction.

In addition, the Compensation Committee considered the following individual accomplishments:

- *Mr. Kent:* Under Mr. Kent's leadership, despite a very volatile global macroeconomic environment, the Company again delivered strong operational results, meeting or exceeding its long-term growth targets in the second year of the 2020 Vision. His strategic leadership and positive relationships have enabled the Coca-Cola system to be aligned and effective, setting the foundation for long-term sustainable growth. In 2011, the Company continued to gain volume and value share. The Company further improved the health of its brands as a direct result of Mr. Kent's commitment to investing in our brands and business while generating sustainable growth. Mr. Kent and the North America team led a seamless integration of the North America business following the CCE Transaction and delivered significant synergy results. Mr. Kent continued to enhance the Company's reputation globally on numerous fronts. Sustainability initiatives were a top priority in 2011, including the creation of the position of Chief Sustainability Officer. Mr. Kent continued to be highly focused on the development of women leaders, especially in operational positions.
- *Mr. Fayard:* Mr. Fayard provided exceptional leadership of the Finance function in a very challenging macroeconomic environment, including substantial increases in commodity

prices. Mr. Fayard worked closely with the North America leadership on the integration of the businesses following the CCE Transaction, helping to deliver significant synergies. The corporate Treasury function demonstrated best in class results and effective execution of currency management. Mr. Fayard co-led a multi-year transformation effort that was completed in 2011, delivering more savings than were targeted. Mr. Fayard completed numerous important transactions, including the signing of the Aujan juice transaction in the Middle East.

• *Mr. Bozer:* Under Mr. Bozer's leadership, the business in the Eurasia and Africa Group generated healthy volume, profit and share growth for the Company across most of the region. Despite significant challenges in many of the markets he leads, Mr. Bozer continued to build momentum and best practices in key markets.

• *Mr. Cahillane:* Mr. Cahillane successfully completed his first full year of leadership of CCR in a year in which commodity

prices and other economic factors made the operating environment especially challenging. Under his leadership, the Company gained volume and value share in the U.S. in both sparkling and still beverages. Mr. Cahillane delivered significant synergies following the CCE Transaction. Mr. Cahillane oversaw improved customer ratings and met all significant integration milestones. Mr. Cahillane's focus on sustainability and talent development enhanced the reputation of the Company and helped recruit and retain key talent.

• *Mr. Reyes:* Under Mr. Reyes' leadership, the Latin America Group again achieved or surpassed all key metrics. The Latin America Group continues to exemplify system best practices and contributes to strengthening the Company's reputation. Mr. Reyes' focus on developing key talent, including women, within the Latin America Group, has significantly contributed to developing the next generation of leaders and supplying talent to many other parts of the world.

Long-Term Equity Compensation

General

We provide performance-based long-term equity compensation to our senior executives, including the Named Executive Officers, to directly tie the interests of these individuals to the interests of our shareowners. We also believe that long-term equity compensation is an important retention tool. In 2011, we granted long-term equity compensation to approximately 5,500 employees, including the Named Executive Officers. Additional details concerning our long-term equity compensation plans can be found on page 78.

Value of Long-Term Equity Compensation Awarded

The Compensation Committee sets ranges for long-term equity compensation for each job grade at the senior executive levels. The ranges were informed by a survey of our comparator group's pay practices. The Compensation Committee does not target a specific percentile ranking against our comparator group.

The actual value of long-term equity compensation awarded to each senior executive, including the Named Executive Officers, is individually determined, within the discretion of the Compensation Committee, after considering:

• skills, experience and time in role;

• potential;

• fairness; and

• individual and Company performance in the prior year.

In determining the value of long-term equity compensation awards to the Named Executive Officers in February 2011, the Compensation Committee took into consideration, among other things, the Company's strong operating performance and return to shareowners in 2010, the successful completion of the CCE Transaction and the initial progress made toward the 2020 Vision.

Mix of Equity Vehicles

The Company generally uses a mix of approximately 60% stock options and 40% PSUs. The Compensation Committee chose this mix of equity vehicles because options have value only if there is a corresponding increase in value recognized by shareowners while PSUs focus executives on the sustained long-term performance of the Company regardless of stock price fluctuations.

Stock Options

We believe stock options are performance-based because employees recognize value only if the market value of our Common Stock appreciates over time. The exercise price is no less than the fair market value of our Common Stock on the date the option is granted. When the stock price does not increase, the stock options do not have value. We do not, and have not, backdated or repriced options.

Performance Share Units (PSUs)

PSUs provide an opportunity for employees to receive Common Stock if a performance measure is met for a three-year performance period and the employee remains employed through a holding period of an additional year after performance is certified. For annual PSU grants prior to 2011, dividends or dividend equivalents are paid during the holding period after the performance measure is met. Effective with the annual grant of PSUs in 2011, no dividends or dividend equivalents will be paid during the holding period.

Since 2007, growth in economic profit has been chosen as the performance measure because it is an important measure of the Company's long-term strength and is historically correlated with stock price over time. Economic profit is net operating profit after tax less the cost of capital used in the business, after adjusting for the impact of structural changes that are significant to the Company as a whole, accounting changes and certain other nonrecurring items affecting comparability. A three-year performance period was selected to mirror our long-term business planning cycle. The following summarizes the performance measure used since 2007 and the status of the PSU programs.

Performance Period	Performance Measure	Threshold, Target and Maximum Performance Levels[1]	Status
2007-2009[2]	Compound annual growth in economic profit	Threshold = 5.7% Target = 8.3% Maximum = 10.3%	Results were certified in February 2010. Results were below target, resulting in 98.1% of the target number of shares awarded. Shares were subject to an additional holding period and were released in December 2011.
2008-2010[2]	Compound annual growth in economic profit	Threshold = 6.5% Target = 9% Maximum = 11%	Results were certified in February 2011. Results were above target, resulting in 107.5% of the target number of shares awarded. Shares were subject to an additional holding period and were released in February 2012.
2010-2012[2,3]	Compound annual growth in economic profit	Threshold = 5.7% Target = 8.7% Maximum = 10.7%	Results will be certified in February 2013. Any shares earned will be subject to an additional holding period through February 2014. Through December 31, 2011, payout is projected above the target level. However, the global economic environment and the impact of currency over the remaining year of the performance period will have a significant impact on the number of shares earned, if any.
2011-2013[2]	Compound annual growth in economic profit	Threshold = 8.7% Target = 11.7% Maximum = 13.7%	Results will be certified in February 2014. Any shares earned will be subject to an additional holding period through February 2015. Through December 31, 2011, payout is projected near the target level. However, the global economic environment and the impact of currency over the remaining two years of the performance period will have a significant impact on the number of shares earned, if any.
2012-2014[2]	Compound annual growth in economic profit	Threshold = 7.7% Target = 10.7% Maximum = 12.7%	Results will be certified in February 2015. Any shares earned will be subject to an additional holding period through February 2016. It is too early to determine the projected payout.

1 Participants receive 50% of the award at the threshold level, 100% of the award at the target level and 150% of the award at the maximum level. Results are rounded and the number of shares is extrapolated on a linear basis between performance levels.

2 The calculation of economic profit for the 2007-2009, 2008-2010 and 2010-2012 periods was adjusted, and the 2011-2013 and 2012-2014 periods will be adjusted, to exclude certain nonrecurring items, including items related to the CCE Transaction, as applicable. In addition, as a result of the CCE Transaction, the 2009 base year for the 2010-2012 period and the 2010 base year for the 2011-2013 period will be adjusted as if the Company owned CCE's North American operations for the full base year.

3 No PSUs were granted in 2009 due to the difficulty of setting a reliable three-year performance target at that time.

Restricted Stock

Restricted stock awards may be performance-based or time-based and in the form of restricted stock or restricted stock units. Time-based restricted stock awards are used in limited circumstances, such as for critical retention situations, make-whole awards, special recognition or when other forms of awards are not available for tax or legal reasons. None of the Named Executive Officers received a restricted stock award in 2011.

Additional Compensation Elements

Benefits

In the U.S., the Named Executive Officers generally participate in the same benefit plans as the broader employee population of the Company or CCR, as applicable. International plans and CCR plans vary, but each Named Executive Officer receives the same benefits offered to all other employees participating in the relevant plan. In general, benefits are designed to provide a safety net of protection against the financial catastrophes that can result from illness, disability or death, and to provide a reasonable level of retirement income based on years of service with the Company.

Perquisites

We provide perquisites that we feel are necessary to enable the Named Executive Officers to perform their responsibilities efficiently and to minimize distractions. We believe the benefit the Company receives from providing these perquisites significantly outweighs the cost of providing them. The table below summarizes and provides the business rationale for each of the perquisites provided to the Named Executive Officers. For more information about these perquisites and their values, see the discussion beginning on page 57.

Perquisite	Description and Business Rationale
Aircraft Usage	• The Board requires Mr. Kent to fly on Company aircraft for business and personal travel. No other Named Executive Officer uses Company aircraft for personal purposes except in extraordinary circumstances. • This is required for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure that Mr. Kent can be immediately available to respond to business priorities from any location around the world. This arrangement also allows travel time to be used productively for the Company. • The Company does not provide tax gross-ups for personal aircraft use.
Car and Driver	• A car and driver are provided only where necessary for security and/or productivity reasons. • Messrs. Kent, Bozer and Reyes (and Mr. Reyes' spouse) use a Company car and driver. No other Named Executive Officer is provided with a Company car or driver.
Security	• The Company provides personal security to Named Executive Officers when circumstances warrant. • The Company considers security to be a business necessity to protect our employees given the global visibility of our brands and the extensive locations where we operate.
International Service Program	• Mr. Bozer, who is based in Turkey, participates in the Company's International Service Program. He is provided the same benefits offered to all employees eligible to participate in the International Service Program.
Financial and Tax Planning	• The Company reimburses its senior executives, including the Named Executive Officers, for financial and tax planning up to $13,000 per year for Mr. Kent and up to $10,000 per year for other Named Executive Officers. • This benefit is provided because (i) a significant percentage of our senior executives have dual nationalities and work or have worked outside their home country, which complicates their tax and financial situations, (ii) it helps to ensure they are compliant with local country laws and (iii) it allows the executives to stay focused on business matters. • No tax gross-up is provided for this benefit.
Other	• Executive physicals are provided to encourage senior leaders of the Company to set the example for living positively and active healthy living. • Modest perquisites are made available to the Named Executive Officers outside the U.S. consistent with local policies and practices. • Tax protection may be provided for prior assignments in foreign countries in order to avoid an executive being double taxed.

Retirement Plans

The Company provides Company-paid pension plans to the Named Executive Officers. Substantially all of our non-union U.S. employees are covered by the U.S. pension plans in which the Named Executive Officers participate. There are no special or enhanced pension formulas for the Named Executive Officers, with the exception of an executive pension plan in which Mr. Cahillane participates which was assumed as a part of the CCE Transaction. Mr. Reyes currently participates in a local Mexico pension plan, along with all other Mexico based employees. Mr. Reyes' benefit is calculated in the same manner as all other participants in the Mexico Plan. We also offer a pension plan for globally mobile employees who cannot participate in the U.S. pension plans. None of the pension plans take into account equity compensation in calculating benefits.

We have these plans as an additional means to attract and retain employees and to provide retirement coverage regardless of work location, as many employees work in various international locations throughout their careers. For a specific description of the pension plans in which the Named Executive Officers participate, see the discussion beginning on page 74. For the accumulated benefits under these plans, see the 2011 Pension Benefits table and the accompanying narrative beginning on page 65.

The Company also provides retirement savings plans, some of which include a Company matching contribution, to encourage all employees to save additional funds for retirement. The Company matching contribution is provided on the same basis to the Named Executive Officers as all other participants in the applicable plan.

For specific information about the savings plans in which the Named Executive Officers participate, see the discussion beginning on page 76. The amount of the Company matching contributions to each Named Executive Officer under the savings plans can be found on page 60.

Deferred Compensation Plans

The Company also offers nonqualified, unfunded deferred compensation plans to eligible U.S. based employees, including the Named Executive Officers. We offer these plans because they provide an opportunity for eligible U.S. based employees to save for future financial needs at little cost to the Company. The deferred compensation plans essentially operate as unsecured, tax-advantaged personal savings accounts, administered by the Company, and contribute to the Company's attractiveness as an employer. The Company may hedge the liability, invest the cash retained and/or use the cash in its business. These plans do not guarantee a return or provide for above-market or preferential earnings.

The primary Company plan is The Coca-Cola Company Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan offers a range of deemed investment options, including various equity funds, a bond fund and a money market fund. As part of the CCE Transaction, the Company assumed the CCR Supplemental Matched Employee Savings and Investment Plan (the "CCR Supplemental MESIP"), which included a nonqualified, unfunded deferred compensation program.

For a more detailed discussion of the Deferred Compensation Plan and the CCR Supplemental MESIP, see pages 78 and 77, respectively, and the 2011 Nonqualified Deferred Compensation table and accompanying narrative beginning on page 66.

Severance Plan

The Company offers severance pay plans in order to provide transitional assistance to employees who are separated from the Company. These plans provide cash severance benefits. Eligible employees generally include regular, full-time, non-union, U.S. employees and International Service Associates, including the U.S. based Named Executive Officers. Payments are based on job grade level, salary and/or length of service. For the U.S. based Named Executive Officers other than Mr. Cahillane, the maximum payment under the applicable severance plan is two times base salary. This amount was determined to be appropriate for senior executives, including the Named Executive Officers, to assist in transition to new employment, as

it may take a longer period of time for senior executives to find comparable employment. In 2011, Mr. Cahillane participated in the Coca-Cola Refreshments USA, Inc. Executive Severance Plan (the "CCR Executive Severance Plan"), which was assumed by the Company as part of the CCE Transaction. Mr. Reyes' separation arrangements are governed by Mexican law.

The Company has no separate termination arrangements with any of the Named Executive Officers. For a more detailed discussion of the Company's severance plans, see page 79. For information on the amounts that would be payable under the severance plans to the Named Executive Officers, see Payments on Termination or Change in Control beginning on page 67.

How We Make Compensation Decisions

Risk Considerations

The Compensation Committee reviews the risks and rewards associated with the Company's compensation programs. The programs are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation programs encourage and reward prudent business judgment and appropriate risk-taking over the short-term and the long-term.

Management and the Compensation Committee regularly evaluate the risks involved with compensation programs globally and do not believe any of the Company's compensation programs create risks that are reasonably likely to have a

material adverse impact on the Company. In 2011, the Company conducted, and the Compensation Committee reviewed, a comprehensive global risk assessment. The risk assessment included conducting a global inventory of incentive plans and programs and considered factors such as the plan metrics, number of participants, maximum payments and risk mitigation factors.

The table below summarizes the risk mitigation factors applicable to the primary elements of the Company's executive compensation programs.

Base Salary Risk Mitigation Factors

Fixed Amount. Base salary does not encourage risk-taking as it is a fixed amount.

Small Percentage of Total Compensation. Base salary is a relatively small percentage of total direct compensation for executives.

Annual Incentive Risk Mitigation Factors

Multiple Performance Factors. The Performance Incentive Plan uses multiple performance factors that encourage executives to focus on the overall strength of the business rather than a single financial measure.

Award Cap. Awards payable to any individual are capped.

Clawback Provision. The Performance Incentive Plan allows the Company to recapture awards from current and former employees in certain situations, including restatement of financial results, as described on page 52.

Management Processes. Board and management processes are in place to oversee risk associated with the Performance Incentive Plan, including, but not limited to, monthly and quarterly business performance reviews by management and regular business performance reviews by the Audit Committee and the Company's internal management disclosure committee.


Long-Term Equity Compensation Risk Mitigation Factors

Stock Ownership Guidelines. The Company has substantial stock ownership requirements for senior executives, as described beginning on page 53.

Retention of Shares. Company stock option grants in and after 2009 contain a provision requiring any senior executive who has not met his or her ownership guidelines within the required period to retain all shares necessary to satisfy the guidelines after paying the exercise price and taxes.

Hold Until Separation. The Compensation Committee may require senior executives to retain net shares obtained upon exercise of stock options until separation from the Company or a specified date thereafter. For example, the special grants made to Mr. Kent in 2008 must be held until his retirement.

Additional Holding Period After Performance. The PSU program generally requires an additional holding period of at least one year after performance has been certified.

Anti-Hedging Policy. The Company's anti-hedging policy prohibits the Board of Directors, the Company's executive officers and certain other employees from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's Common Stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds.

Clawback Provision. In the event an equity plan participant engages in a "Prohibited Activity" (as defined under our equity plan agreements) at any time during the term of the award or the later of (i) within one year after termination of the participant's employment or (ii) within one year after exercise of all or any portion of the award, the award may be rescinded and, if applicable, any gain associated with any exercise of an award may be forfeited and repaid to the Company.


Decision-Making Process and Role of Executive Officers

The Compensation Committee reviews and discusses the Board's evaluation of the Chairman and Chief Executive Officer and makes preliminary determinations about his base salary, annual incentive and long-term equity compensation. The Compensation Committee then discusses the compensation recommendations with the full Board and the Compensation Committee approves final compensation decisions after this discussion. Executive officers do not determine the compensation of the Chairman and Chief Executive Officer.

For other Named Executive Officers, the Chairman and Chief Executive Officer considers performance and makes individual recommendations to the Compensation Committee on base salary, annual incentive and long-term equity compensation. The Compensation Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations.

Compensation Comparator Group

We use a comparator group of companies from time to time as an input when making compensation decisions. Specifically, our comparator group is used:

- as an input in developing base salary ranges, annual incentive targets and long-term incentive award ranges;

- to evaluate share utilization by reviewing overhang levels and annual run rate;

- to benchmark the form and mix of equity awarded to employees;

- to benchmark share ownership guidelines;

- to assess the competitiveness of total direct compensation awarded to senior executives;

- to validate whether executive compensation programs are aligned with Company performance; and

- as an input in designing compensation plans, benefits and perquisite programs.

Since some of the comparator group companies are not U.S. based, a subgroup of the companies may be used for some of these purposes, when data is not publicly available for the foreign companies.

The comparator group companies for 2011 are listed below. Comparator companies were chosen based on the following criteria and each company selected met at least three of the four criteria:

- comparable size based on revenue;

- major global presence, with sales in a minimum of 100 countries;

- large consumer products business; and/or

- market-leading brands or category positions, as defined by Interbrand.

Abbott Laboratories	Kraft Foods Inc.
Anheuser-Busch InBev SA/NV	McDonald's Corporation
Colgate-Palmolive Company	Nestlé S.A.
Diageo plc	NIKE, Inc.
General Mills, Inc.	PepsiCo, Inc.
Danone	Philip Morris International Inc.
Heineken Holding N.V.	SABMiller plc
H.J. Heinz Company	Sara Lee Corporation
Johnson & Johnson	The Procter & Gamble Company
Kellogg Company	Unilever PLC
Kimberly-Clark Corporation	YUM! Brands, Inc.

Following the CCE Transaction, the Compensation Committee assessed the criteria used and companies included in the comparator group, in order to assess whether the companies included were appropriate due to the significant changes in the size and scope of the Company's business. As a result,

in December 2011, the Compensation Committee approved certain changes to the comparator group that will be effective in 2012. The new comparator group was not used in connection with any 2011 compensation decisions.

Role of the Compensation Consultant

Pursuant to its charter, the Compensation Committee is authorized to retain and terminate any consultant, as well as to approve the consultant's fees and other terms of the engagement. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. In 2011, the Compensation Committee engaged Exequity LLP ("Exequity") as its compensation consultant. The Compensation Committee did not engage any other advisor in 2011.

Exequity provides research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees. In addition, Exequity keeps the Compensation Committee apprised of regulatory developments and market trends related to executive compensation practices. Exequity does not determine or recommend the exact amount or form of executive compensation for any of the Named Executive Officers. A representative of Exequity generally attends meetings of the Compensation Committee, is available to participate in executive sessions and communicates directly with the Compensation Committee.

Pursuant to the Compensation Committee's Independence Policy, if the Compensation Committee chooses to use a compensation consultant, the consultant must be independent. Under the policy, a consultant is considered independent if (i) the

representative of the consultant does not provide services or products of any kind to the Company or any of its consolidated subsidiaries, or to their management, (ii) the consulting firm does not derive more than 1% of its consolidated gross revenues from the Company, and (iii) the consulting firm is precluded from providing any other services to the Company and its consolidated subsidiaries.

The Compensation Committee assessed Exequity's independence, taking into account the following factors:

- compliance with the Independence Policy;
- the policies and procedures the consultant has in place to prevent conflicts of interest;
- any business or personal relationships between the consultant and the members of the Compensation Committee; and
- any ownership of Company stock by the individuals at Exequity performing consulting services for the Compensation Committee.

Exequity has provided the Compensation Committee with appropriate assurances and confirmation of its independent status pursuant to the Independence Policy. The Compensation Committee believes that Exequity has been independent throughout its service for the Committee.

Additional Information

Contracts and Agreements

Generally, we have no employment contracts with our employees, unless required or customary based on local law or practice. We do not have a contract with Mr. Kent or any of the other Named Executive Officers except for Mr. Reyes, who is based in Mexico where contracts are required.

Clawback Provisions

Most of our compensation plans and programs contain provisions that allow the Company to recapture amounts paid to employees under certain circumstances. The annual Performance Incentive Plan allows the Company to recapture any award from a participant if the amount of the award was based on achieving certain financial results that were later required to be restated due to the participant's misconduct. In addition, all equity awards since 2004 contain provisions under which employees may be required to forfeit equity awards or profits from equity awards if they engage in certain conduct including, but not limited to, violating Company policies, such as the Code of Business Conduct or competing against the Company. In addition, effective February 16, 2011, the Performance Incentive Plan, The Coca-Cola Company 2008 Stock Option Plan (the "2008 Stock Option Plan"), The Coca-Cola Company 1999 Stock Option Plan (the "1999 Stock Option Plan"), The Coca-Cola Company 1989 Restricted Stock Plan (the "1989 Restricted Stock Plan") and The Coca-Cola Company 1983 Restricted Stock Award Plan (the "1983 Restricted Stock Plan") were each amended to include a clawback provision with respect to the recapture of awards as may be required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other law or the listing standards of the NYSE.

Change in Control

The Company has change in control provisions in its annual Performance Incentive Plan, its equity compensation plans and some of its retirement plans in which the Named Executive Officers participate. These provisions apply equally to all plan participants. The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred. We have no special change in control agreements or arrangements with any of the Named Executive Officers and we do not provide a tax gross-up for any change in control situation.

The change in control provisions were adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction will be motivated to act in their own interests rather than the interests of the shareowners. Thus, the provisions are designed to make any transaction neutral to the employees' economic interests. Employees likely would not be in a position to influence the Company's performance after a change in control and might not be in a position to earn their incentive awards or vest in their equity awards. The Company also believes that the change in control provisions in the pension plans provide some security with respect to pension benefits in the event of a change in control. Therefore, the Company believes that the change in control provisions are fair and protect shareowner value.

Effective February 16, 2011, Company equity compensation plans under which additional awards may be granted were amended to provide that future awards are subject to accelerated vesting following a change in control only if an employee is terminated within two years following the change in control, unless the successor company does not assume the awards, in which case, accelerated vesting occurs upon a change in control. Unvested awards granted prior to these amendments vest upon a change in control. Beginning in 2008, PSU awards provide that participants are entitled to receive the target number of shares upon a change in control. However, if restricted stock has been awarded after the performance measures have been met, any additional service-based restrictions will lapse upon a change in control.

For a more detailed discussion of change in control arrangements, see Payments on Termination or Change in Control beginning on page 67.

Ownership Guidelines

For many years, the Company has had share ownership guidelines for executives, including the Named Executive Officers. These guidelines are designed to align the executives' long-term financial interests with those of shareowners. The ownership guidelines are as follows:

Role	Value of Common Stock to be Owned*
Chief Executive Officer	8 times base salary
Executive Vice Presidents and Group Presidents	4 times base salary
Other senior executives	2 times base salary
Business Unit Presidents below senior executive level	1 times base salary

*   *Shares are valued based on the average closing price of Common Stock for the prior one-year period.*

The Chairman of the Board and Chief Executive Officer and the Compensation Committee monitor compliance annually. Each executive has five years from the date he or she becomes subject to the share ownership guidelines to meet his or her target. If an executive is promoted and the target is increased, an additional two-year period is provided to meet the target. All Named Executive Officers exceed their share ownership guidelines. Shares counted toward the guidelines in 2011 include:

- shares held of record or in a brokerage account by the executive and his or her spouse;

- shares and share units held in The Coca-Cola Company Thrift & Investment Plan, The Coca-Cola Export Corporation International Thrift Plan and The Coca-Cola Company Supplemental Thrift Plan, including any Company match;

- shares of time-based restricted stock and time-based restricted stock units; and

- shares of performance-based restricted stock and PSUs, after the performance measures have been satisfied.

Once an executive has met and maintained the ownership objective for a year, the Compensation Committee has the discretion to grant a one-time long-term equity award. This award is generally delivered in stock options valued up to 15% of the executive's annual equity award value. Mr. Bozer received a one-time award in 2011 for having achieved his objective as of December 31, 2009.

Further, to ensure compliance with the guidelines, the Compensation Committee may direct that up to 50% of the annual cash incentive be withheld if an executive is not compliant. The Compensation Committee also may mandate the retention of 100% of net shares, after settlement of taxes and transaction fees, acquired pursuant to equity awards granted on or after January 1, 2009.

Trading Controls and Hedging Transactions

Executive officers, including the Named Executive Officers, are required to receive the permission of the Company's General Counsel prior to entering into any transactions in Company securities, including gifts, grants and those involving derivatives, other than the exercise of employee stock options. Generally, trading is permitted only during announced trading periods. Employees who are subject to trading restrictions, including the Named Executive Officers, may enter into a trading plan under Rule 10b5-1 of the 1934 Act. These trading plans may be entered into only during an open trading period and must be approved by the Company. The Named Executive Officer bears full responsibility if he or she violates Company policy by permitting shares to be bought or sold without pre-approval or when trading is restricted. The Company does not restrict pledges as pledging can provide a more attractive interest rate for personal loans. Executive officers are prohibited from entering into hedging transactions, as described on page 32.

Tax and Accounting Implications of Compensation

The Compensation Committee considers the tax and accounting implications of compensation, but they are not the only factors considered. In some cases, other important considerations outweigh tax or accounting considerations.

Section 162(m) of the Tax Code limits deductibility of certain compensation for the Chief Executive Officer and the three other executive officers (other than the Chief Financial Officer) who are highest paid and employed at year-end to $1 million per year. If certain conditions are met, performance-based compensation may be excluded from this limitation. Stock option gains are tax deductible and the value of most PSUs and performance-based restricted stock and restricted stock units is deductible when income is realized.

Most compensation paid by the Company is designed to be deductible under Section 162(m) of the Tax Code. However, the Compensation Committee may exercise discretion to pay nondeductible compensation if following the requirements of Section 162(m) of the Tax Code would not be in the interests of shareowners. Our shareowner-approved incentive plans, stock option plans and performance-based awards under the 1989 Restricted Stock Plan meet the conditions necessary for deductibility. In 2011, all annual incentive payments to the Named Executive Officers were deductible.

Generally under GAAP, compensation is expensed as earned. Equity compensation is expensed in accordance with FASB Topic 718, which is generally over the vesting period.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Form 10-K.

Maria Elena Lagomasino, *Chair*
Ronald W. Allen
Alexis M. Herman
James D. Robinson III

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised entirely of the four independent Directors listed above. No member of the Compensation Committee is a current, or during 2011 was a former, officer or employee of the Company or any of its subsidiaries. During 2011, no member of the Compensation Committee had a relationship that must be described under the

SEC rules relating to disclosure of related person transactions. In 2011, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of the Company.

EXECUTIVE COMPENSATION

The following tables, narrative and footnotes discuss the compensation of the Chairman and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers during 2011, who are referred to as the Named Executive Officers.

2011 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Muhtar Kent Chairman of the Board and Chief Executive Officer	2011	$ 1,350,000	$ 0	$ 5,600,141	$ 7,454,880	$ 6,000,000	$ 7,953,762	$ 756,790	$ 29,115,573
	2010	1,200,000	0	5,119,578	5,687,523	6,500,000	5,537,068	737,848	24,782,017
	2009	1,200,000	0	0	7,433,790	5,500,000	4,019,949	659,274	18,813,013
Gary P. Fayard Executive Vice President and Chief Financial Officer	2011	785,280	0	1,836,575	2,443,110	1,760,000	1,599,292	100,315	8,524,572
	2010	761,400	0	1,852,512	2,326,842	1,997,000	1,236,015	94,997	8,268,766
	2009	741,600	0	0	2,319,604	1,680,000	953,558	60,774	5,755,536
Ahmet C. Bozer[1] President, Eurasia and Africa Group	2011	602,550	0	1,706,602	2,414,280	1,131,000	1,185,505	750,968	7,790,905
	2010	565,825	0	1,651,152	1,832,928	1,340,000	530,434	474,268	6,394,607
Steven A. Cahillane[1] President and Chief Executive Officer of CCR	2011	764,063	0	1,706,602	2,267,340	1,570,000	350,697	231,145	6,889,847
José Octavio Reyes[2] President, Latin America Group	2011	655,060	0	1,836,575	2,443,110	1,621,000	1,103,392	457,230	8,116,367
	2010	633,029	0	1,847,478	2,418,864	1,500,000	1,523,487	586,664	8,509,522
	2009	617,871	0	0	2,676,470	1,400,000	1,400,898	522,288	6,617,527

1   Compensation for Mr. Bozer is provided only for 2011 and 2010 because he was not a Named Executive Officer for 2009. Compensation for Mr. Cahillane is provided only for 2011 because he joined the Company in 2010 and was not a Named Executive Officer for 2010.

2   Compensation for Mr. Reyes, a Mexico based employee, is delivered in Mexican pesos. In calculating the dollar equivalent for items that are not denominated in U.S. dollars, the Company converts each payment into dollars based on an average exchange rate. For purposes of converting the pension value into dollars, the December accounting rate of exchange is used.

Bonus (Column (d))

No amounts are reported in this column because the Company paid annual incentives to the Named Executive Officers based on pre-determined performance metrics. These payments, which were made under the Company's annual Performance Incentive Plan, are reported in the Non-Equity Incentive Plan Compensation column (column (g)).

Stock Awards (Column (e))

The amount in the Stock Awards column is the grant date fair value of stock awards determined pursuant to FASB Topic 718. No stock awards were made to Named Executive Officers in 2009. All of the stock awards reported in the Stock Awards column are PSUs.

PSUs provide an opportunity for employees to receive Common Stock if a performance measure is met for a three-year performance period. If the minimum performance measure is not met, no award is earned. If at least the minimum performance measure is attained, awards can range from 50% of the target number of shares to 150% of the target number of shares.

The amounts in the table above reflect the value of the PSUs at the target (or 100%) level. The table below provides the potential value of the PSUs at the threshold, target and maximum levels for each of these awards. The status of each PSU program is described on page 47 of the Compensation Discussion and Analysis.

	2011-2013 Performance Share Units Granted 02/17/2011			2010-2012 Performance Share Units Granted 02/18/2010		
	Value at Threshold Level (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum Level (150%)	Value at Threshold Level (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum Level (150%)
Mr. Kent	$ 2,800,071	$ 5,600,141	$ 8,400,212	$ 2,559,789	$ 5,119,578	$ 7,679,367
Mr. Fayard	918,288	1,836,575	2,754,863	926,256	1,852,512	2,778,768
Mr. Bozer	853,301	1,706,602	2,559,903	825,576	1,651,152	2,476,728
Mr. Cahillane	853,301	1,706,602	2,559,903	N/A[1]	N/A[1]	N/A[1]
Mr. Reyes	918,288	1,836,575	2,754,863	923,739	1,847,478	2,771,217

1   Mr. Cahillane joined the Company in 2010 and did not receive these PSUs.

The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 12 to the Company's consolidated financial statements in the Form 10-K. The Company grants PSUs and restricted stock under the 1989 Restricted Stock Plan. The material provisions of the 1989 Restricted Stock Plan are described on page 78.

The Company cautions that the amounts reported for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's performance and stock price, and continued employment. Additional information on all outstanding stock awards is reflected in the 2011 Outstanding Equity Awards at Fiscal Year-End table beginning on page 62.

To see the value actually received upon vesting of stock by the Named Executive Officers in 2011, refer to the 2011 Option Exercises and Stock Vested table on page 64.

Option Awards (Column (f))

The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted to each of the Named Executive Officers, calculated in accordance with FASB Topic 718. In 2011, Mr. Bozer received a one-time award for having achieved the Company's stock ownership guidelines, which is reflected in the amount reported. The amounts reported in 2010 for Messrs. Fayard and Reyes include their one-time award for having achieved the Company's stock ownership guidelines. These stock ownership guidelines are described beginning on page 53.

The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 12 to the Company's consolidated financial statements in the Form 10-K. The options were awarded under the 1999 Stock Option Plan, The Coca-Cola Company 2002 Stock Option Plan (the "2002 Stock Option Plan"), or the 2008 Stock Option Plan. The material provisions of the plans are described on page 78.

The Company cautions that the amounts reported for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's stock price and continued employment. Additional information on all outstanding option awards is reflected in the 2011 Outstanding Equity Awards at Fiscal Year-End table beginning on page 62.

To see the value actually received upon exercise of options by the Named Executive Officers in 2011, refer to the 2011 Option Exercises and Stock Vested table on page 64.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each Named Executive Officer under the Company's annual Performance Incentive Plan in 2011, 2010 and 2009, as applicable. The material provisions of the Performance Incentive Plan are described on page 77.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (h))

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column for 2011, 2010 and 2009 are comprised entirely of changes between December 31, 2010 and December 31, 2011, between December 31, 2009 and December 31, 2010 and between December 31, 2008 and December 31, 2009, respectively, in the actuarial present value of the accumulated pension benefits of each of the Named Executive Officers under the applicable pension plan.

Pension values may fluctuate significantly from year to year depending on a number of factors that affect the formula for determining pension benefits, including age, years of service and average annual earnings. For example, Mr. Kent's change in pension value is primarily driven by earnings in a later year replacing earnings in an earlier year prior to Mr. Kent becoming Chief Executive Officer. This treatment applies to all plan participants and no Named Executive Officer has a special formula or extra credited service.

The assumptions used by the Company in calculating the change in pension value are described on page 65.

The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (column (h)) are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

None of the Named Executive Officers received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts. The material provisions of the Company's retirement plans and deferred compensation plans, including the CCE plans assumed by the Company as part of the CCE Transaction, in which the Named Executive Officers participate are described beginning on page 74.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect, for each Named Executive Officer, the sum of (i) the incremental cost to the Company of all perquisites and other personal benefits, (ii) the amount of any tax reimbursements, (iii) the amounts contributed by the Company to applicable Company 401(k) and savings plans and (iv) the dollar value of life insurance premiums paid by the Company. Amounts contributed to Company 401(k) and savings plans are calculated on the same basis for all participants in the relevant plan, including the Named Executive Officers. The material provisions of the Company 401(k) and savings plans in which the Named

Executive Officers participate are described beginning on page 76.

The following table outlines those perquisites and other personal benefits and additional all other compensation required by SEC rules to be separately quantified. A dash indicates that the Named Executive Officer received the perquisite or personal benefit but the amount was not required to be disclosed under SEC rules. The narrative following the table describes all categories of perquisites and other personal benefits provided by the Company in 2011.

| Name | Year | | Perquisites and Other Personal Benefits | | | | | | | Additional All Other Compensation | |
		Aircraft Usage	Car and Driver	Security	International Service Program Benefits	Financial and Tax Planning	Other	Tax Reimbursement	Company Contributions to Company 401(k) and Savings Plans	Life Insurance Premiums
Mr. Kent	2011	$ 122,917	$ 192,224	$ 132,134	N/A	—	$ 0	$ 59,078	$ 235,500	$ 1,937
	2010	165,427	183,087	118,613	N/A	—	—	53,919	201,000	1,742
	2009	130,930	166,481	102,741	N/A	—	0	73,502	171,000	1,620
Mr. Fayard	2011	—	0	0	N/A	—	—	2,445	83,468	1,937
	2010	0	0	0	N/A	—	—	9,157	73,242	1,742
	2009	—	0	0	N/A	—	0	0	55,248	1,620
Mr. Bozer	2011	0	92,493	211,709	$ 387,008	$ 0	—	6	58,277	918
	2010	0	89,433	167,970	171,616	0	0	0	44,425	824
Mr. Cahillane	2011	—	0	0	N/A	0	136,685	3,961	88,119	2,280
Mr. Reyes	2011	0	280,165	118,992	N/A	—	—	0	20,706	24,279
	2010	0	424,964	108,417	N/A	—	0	0	16,901	26,382
	2009	0	370,495	118,224	N/A	0	0	0	15,868	17,701

Aircraft Usage

The Company owns and operates business aircraft to allow employees to safely and efficiently travel for business purposes around the world. Given the Company's significant global presence, we believe it is a business imperative for senior leaders to be on the ground at our global operations. The Company-owned aircraft allow employees to be far more productive than if commercial flights were utilized, as the aircraft provide a confidential and highly productive environment in which to conduct business without the schedule constraints imposed by commercial airline service.

The Company aircraft are made available to the Named Executive Officers for their personal use in the following situations:

- Mr. Kent is required by the Board to use the Company aircraft for all travel, both business and personal. This is required for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure that he can be immediately available to respond to business priorities from any location around the world. This arrangement also allows travel time to be used productively for the Company. Mr. Kent and his immediate family traveling with him use the Company aircraft for a reasonable number of personal trips. Personal use of Company aircraft results in imputed taxable income. Mr. Kent is not provided a tax reimbursement for personal use of aircraft.

- No other Named Executive Officer uses Company aircraft for personal purposes except in extraordinary circumstances. Company aircraft was not used solely for personal purposes by the other Named Executive Officers in 2011.

- Infrequently, spouses and guests of Named Executive Officers ride along on the Company aircraft when the aircraft is already going to a specific destination for a business purpose. This use has minimal cost to the Company and, where applicable, a nominal amount is included in the All Other Compensation table above. Income is imputed to the Named Executive Officer for income tax purposes, but no tax reimbursement is provided since such persons are not traveling for a business purpose.

In determining the incremental cost to the Company of the personal use of Company aircraft, the Company calculates, for each aircraft, the direct variable operating cost on an hourly basis, including all costs that may vary by the hours flown. Items included in calculating this cost are as follows:

- aircraft fuel and oil;
- travel, lodging and other expenses for crew;
- prorated amount of repairs and maintenance;
- prorated amount of rental fee on airplane hangar;
- catering;
- logistics (landing fees, permits, etc.);
- telecommunication expenses and other supplies; and
- the amount, if any, of disallowed tax deductions associated with such use.

When the aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the additional passenger (for example, catering) are included in determining the aggregate incremental cost to the Company. While it happens very rarely, if an aircraft flies empty before picking up or after dropping off a passenger flying for personal reasons, this "deadhead" segment would be included in the incremental cost.

Car and Driver

Mr. Kent is provided with a car and driver in the U.S. both for security purposes and to maximize his efficiency during business hours. When not being utilized by Mr. Kent, the cars and drivers are used for other Company business. However, the Company has included the entire cost of the cars and drivers, including all salary, benefits and related employment costs. Messrs. Kent and Bozer are each provided with a car and driver in Turkey for security purposes. Mr. Reyes and his spouse are each provided with a specially equipped car and driver for security purposes in Mexico City. No other Named Executive Officer is provided with a car or driver.

Security

The Company provides a comprehensive security program for Mr. Kent. This includes monitoring equipment at his homes and Company-paid security personnel. Mr. Bozer, based in Turkey, is provided with security at his residence. Mr. Reyes, based in Mexico City, is provided with security at his residence as well as monitoring of his and his spouse's cars. No other Named Executive Officer is provided with Company-paid security, except where necessary when traveling overseas.

International Service Program Benefits

The Company provides benefits to International Service Associates under the International Service Program, the material provisions of which are described on page 78. Currently, there are approximately 300 participants in the program. The International Service Program is designed to relocate and support employees who are sent on an assignment outside of their home country. The purpose of the program is to make sure that when the Company requests that an employee move outside his or her home country, economic considerations do not play a role. This helps the Company quickly meet its business needs around the world and develop its employees.

Mr. Bozer participates in the International Service Program because he is a U.S. citizen based in Turkey.

Under the tax equalization program, an International Service Associate effectively pays tax at the same federal and state income tax rates as a resident of the State of Georgia on base salary, incentive compensation and personal income. These payments are referred to as hypothetical taxes pursuant to the International Service Program. The amount of tax equalization could be deemed a tax reimbursement; however, since an International Service Associate is subject to hypothetical taxes, these amounts are more properly characterized as International Service Program benefits. Payments for tax equalization often occur in years following the actual tax year.

The costs to the Company were as follows:

Name	Year	Housing Expenses	Auto Expenses	Home Leave	Host Country Allowance	Tax Equalization	Other Program Allowances
Mr. Bozer[1]	2011	$ 0	$ 0	$ 23,544	$ 120,539	$ 219,684	$ 23,241
	2010	0	0	24,788	121,177	3,171	22,480

1   *Information for Mr. Bozer is provided only for 2011 and 2010 because he was not a Named Executive Officer for 2009.*

Financial and Tax Planning

The Company provides a taxable reimbursement to the Named Executive Officers for financial planning services, which may include tax preparation and estate planning services. No tax reimbursements are provided to the Named Executive Officers for this benefit.

Other Perquisites

Certain additional limited perquisites are made available to executives, including the Named Executive Officers. The Company makes available executive physicals to all Named Executive Officers. Modest perquisites are made available to the Named Executive Officers outside the U.S. consistent with local policies and practices. In Turkey, Mr. Bozer is eligible for reimbursement of fitness dues, and in Mexico, Mr. Reyes is eligible for supplemental medical coverage.

For Mr. Cahillane, the amount reported is a tax equalization payment related to his international service while employed by CCE prior to the CCE Transaction. This payment relates to trailing tax liabilities in the United Kingdom on former CCE equity awards.

Additional All Other Compensation

Tax Reimbursement

The amounts reported in the table on page 58 represent tax reimbursements paid to certain Named Executive Officers. All amounts are related to business use of the Company aircraft, except for Mr. Kent who received an employee service award and associated tax payment, which are provided on the same basis to all eligible U.S. based employees upon achievement of a significant service milestone. No Named Executive Officer is provided a tax reimbursement for personal use of aircraft, but Named Executive Officers are provided a tax reimbursement for taxes incurred when a spouse travels for business purposes. These taxes are incurred because of the Internal Revenue Service's extremely limited rules concerning business travel by spouses. It is sometimes necessary for spouses to accompany Named Executive Officers to business functions. In contrast to personal use, the Company does not believe an employee should pay personally when travel is required or important for business purposes.

The Company imputes income to the executive when the use of Company aircraft is considered income for tax purposes. To calculate taxable income, the Standard Industry Fare Level rates set by the Internal Revenue Service are used. Where a tax reimbursement is authorized, it is calculated using the highest marginal federal tax rate, applicable state rate and Medicare rates. The rate used to calculate taxable income has no relationship to the incremental cost to the Company associated with the use of the aircraft.

Company Contributions to Company 401(k) and Savings Plans

The Company makes matching contributions to each Named Executive Officer's account under the applicable Company 401(k) or savings plan on the same terms and using the same formulas as other participating employees. In 2011, Messrs. Kent, Fayard and Bozer participated in The Coca-Cola Company Thrift & Investment Plan (the "TCCC Thrift Plan") and The Coca-Cola Company Supplemental Thrift Plan (the "TCCC Supplemental Thrift Plan"). Mr. Reyes participates in the thrift plan component of the Mexico Plan.

In 2011, Mr. Cahillane participated in the CCR Matched Employee Savings and Investment Plan (the "CCR MESIP") and the CCR Supplemental MESIP, both of which were assumed by the Company as part of the CCE Transaction. The CCR Supplemental MESIP was comprised of two parts, an employer matching component and a voluntary deferral component. The employer matching component matched participant contributions at the rate set forth in the CCR MESIP. Effective January 1, 2012, the CCR MESIP and certain other Company 401(k) and savings plans were merged into the TCCC Thrift Plan and the TCCC Thrift Plan was renamed The Coca-Cola Company 401(k) Plan (the "401(k) Plan"). In addition, effective as of January 1, 2012, the TCCC Supplemental Thrift Plan was renamed The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan"). Effective December 31, 2011, the CCR Supplemental MESIP was frozen and eligible participants began participating in the Supplemental 401(k) Plan.

The amounts reported in the table on page 58 represent the following contributions in 2011:

- Mr. Kent - $7,350 to the TCCC Thrift Plan and $228,150 to the TCCC Supplemental Thrift Plan;

- Mr. Fayard - $7,350 to the TCCC Thrift Plan and $76,118 to the TCCC Supplemental Thrift Plan;

- Mr. Bozer - $7,350 to the TCCC Thrift Plan and $50,927 to the TCCC Supplemental Thrift Plan;

- Mr. Cahillane - $4,900 to the CCR MESIP and $83,219 to the CCR Supplemental MESIP; and

- Mr. Reyes - $2,298 to a savings fund and $18,408 to the defined contribution component of the Mexico Plan.

Life Insurance Premiums

The Company provides limited life insurance to U.S. based employees, including the U.S. based Named Executive Officers, and International Service Associates. For employees of the Company, this coverage is equal to the lesser of their base salary or $300,000. Non-union employees of CCR, including Mr. Cahillane, receive the same life insurance benefit equal to the lesser of 1.5 times pay or $2 million. The Company provides life insurance to Mexico based employees equal to 30 months of base salary. The amounts reported in the table on page 58 represent the premiums paid for this insurance by the Company.

2011 Grants of Plan Based Awards

| Name (a) | Grant Date (b) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Option Awards: Number of Securities Underlying Options (#) (j) | Exercise or Base Price of Option Awards ($/Sh) (k) | Closing Price on Grant Date | Grant Date Fair Value of Stock and Option Awards (l) |
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Muhtar Kent	02/17/2011	$ 0	$ 2,800,000	$ 8,400,000							
	02/17/2011				49,550	99,100	148,650			$ 64.55	$ 5,600,141
	02/17/2011							801,600	$ 63.995		7,454,880
Gary P. Fayard	02/17/2011	0	988,800	2,966,400							
	02/17/2011				16,250	32,500	48,750			64.55	1,836,575
	02/17/2011							262,700	63.995		2,443,110
Ahmet C. Bozer	02/17/2011	0	760,500	2,281,500							
	02/17/2011				15,100	30,200	45,300			64.55	1,706,602
	02/17/2011							259,600[1]	63.995		2,414,280
Steven A. Cahillane	02/17/2011	0	960,938	2,882,814							
	02/17/2011				15,100	30,200	45,300			64.55	1,706,602
	02/17/2011							243,800	63.995		2,267,340
José Octavio Reyes	02/17/2011	0	809,888	2,429,664							
	02/17/2011				16,250	32,500	48,750			64.55	1,836,575
	02/17/2011							262,700	63.995		2,443,110

1   Includes 15,800 stock options granted to Mr. Bozer in connection with the achievement of stock ownership guidelines. See page 53 for details of the Company's stock ownership guidelines.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive) (Columns (c), (d) and (e))

The amounts represent the awards made under the annual Performance Incentive Plan in February 2011 as described beginning on page 44. Actual payments under these awards have already been determined, will be paid on March 15, 2012 and are included in the Non-Equity Incentive Plan Compensation column (column (g)) of the 2011 Summary Compensation Table.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

The awards represent PSUs granted in 2011 under the 1989 Restricted Stock Plan. The performance period for the awards is January 1, 2011 to December 31, 2013. The awards are subject to an additional holding period, through February 2015.

The grant date fair value is included in the Stock Awards column (column (e)) of the 2011 Summary Compensation Table. For a discussion of the PSU awards granted in 2011, see the discussion beginning on page 46.

All Other Option Awards (Stock Options) (Column (j))

The awards represent stock options granted in 2011 under the 2008 Stock Option Plan. These options have a term of ten years from the grant date and vest 25% on the first, second, third and fourth anniversaries of the grant date.

2011 Outstanding Equity Awards at Fiscal Year-End

Name (a)	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)*	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
Muhtar Kent	80,000[1]		$ 43.4300	05/01/2015	60,756[21]	$ 4,251,097	301,200[22]	$ 21,074,964
	150,000[2]		41.1850	12/13/2015				
	344,828[3]		47.8400	02/14/2017				
	274,390[4]	91,463[4]	58.1450	02/20/2018				
	474,684[5]	158,227[5]	50.5300	07/16/2018				
		289,352[6]	58.1095	07/16/2018				
	583,500[7]	583,500[7]	43.2000	02/18/2019				
	151,425[8]	454,275[8]	55.5350	02/17/2020				
		801,600[9]	63.9950	02/16/2021				
Gary P. Fayard	31,250[10]		53.4063	10/20/2014	51,466[23]	3,601,076	103,950[24]	7,273,382
	50,000[11]		54.3438	02/15/2015				
	83,000[12]		57.8438	10/17/2015				
	300,000[13]		48.2100	05/29/2016				
	175,000[14]		44.6550	12/17/2017				
	112,000[15]		49.8000	12/17/2013				
	125,000[16]		41.2700	12/15/2014				
	180,000[2]		41.1850	12/13/2015				
	255,172[3]		47.8400	02/14/2017				
	169,207[4]	56,402[4]	58.1450	02/20/2018				
	182,073[7]	182,072[7]	43.2000	02/18/2019				
	61,950[8]	185,850[8]	55.5350	02/17/2020				
		262,700[9]	63.9950	02/16/2021				
Ahmet C. Bozer	37,830[12]		57.8438	10/17/2015	29,405[25]	2,057,468	94,500[26]	6,612,165
	69,517[3]		47.8400	02/14/2017				
	169,024[4]	56,341[4]	58.1450	02/20/2018				
	50,421[7]	168,067[7]	43.2000	02/18/2019				
	29,280[8]	146,400[8]	55.5350	02/17/2020				
		259,600[9]	63.9950	02/16/2021				
Steven A. Cahillane	121,025[17]		45.7200	10/01/2017	162,660[27]	11,381,320	73,900[28]	5,170,783
	24,312[18]		47.9900	10/31/2017				
	44,609[19]		18.2600	10/30/2018				
	46,366[20]	23,183[20]	35.5300	11/04/2019				
		243,800[9]	63.9950	02/16/2021				

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)*	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
José Octavio Reyes	33,750[10]		53.4063	10/20/2014	33,416 [29]	2,338,118	103,800[30]	7,262,886
	35,000[11]		54.3438	02/15/2015				
	50,000[12]		57.8438	10/17/2015				
	90,000[13]		48.2100	05/29/2016				
	57,813[14]		44.6550	12/17/2017				
	112,000[15]		49.8000	12/17/2013				
	160,000[16]		41.2700	12/15/2014				
	160,000[2]		41.1850	12/13/2015				
	273,103[3]		47.8400	02/14/2017				
	150,915[4]	50,304[4]	58.1450	02/20/2018				
	210,084[7]	210,084[7]	43.2000	02/18/2019				
	64,400[8]	193,200[8]	55.5350	02/17/2020				
		262,700[9]	63.9950	02/16/2021				

* The PSUs in column (i) reflect the maximum award level for the 2010-2012 and 2011-2013 PSU programs. Market value in columns (h) and (j) was determined by multiplying the number of shares of stock or units, as applicable, by $69.97, the closing price of Common Stock on December 30, 2011, the last trading day of the year.

1 These options were granted on May 2, 2005. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

2 These options were granted on December 14, 2005. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

3 These options were granted on February 15, 2007. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

4 These options were granted on February 21, 2008. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

5 These options were granted on July 17, 2008. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

6 These options were granted on July 17, 2008. The options vest 100% on the fourth anniversary of the grant date.

7 These options were granted on February 19, 2009. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

8 These options were granted on February 18, 2010. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

9 These options were granted on February 17, 2011. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

10 These options were granted on October 21, 1999. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

11 These options were granted on February 16, 2000. The options vested 100% on the third anniversary of the grant date.

12 These options were granted on October 18, 2000. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

13 These options were granted on May 30, 2001. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

14 These options were granted on December 18, 2002. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

15 These options were granted on December 18, 2003. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

16 These options were granted on December 16, 2004. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

17 These options were granted on October 1, 2007. The options vested 33 1/3% on the first, second and third anniversaries of the grant date.

18 These options were granted on October 31, 2007. The options vested 33 1/3% on the first, second and third anniversaries of the grant date.

19 These options were granted on October 30, 2008. The options vested 33 1/3% on the first, second and third anniversaries of the grant date.

20 These options were granted on November 4, 2009. The options vest 33 1/3% on the first, second and third anniversaries of the grant date.

21 Reflects 60,756 restricted stock units issued upon satisfaction of the performance measure under the 2008-2010 PSU program.

22 Reflects 152,550 PSUs for the 2010-2012 PSU program at the maximum award level and 148,650 PSUs for the 2011-2013 PSU program at the maximum award level.

23 Reflects 14,000 shares of restricted stock that would vest on Mr. Fayard's retirement but no earlier than age 62 and 37,466 restricted stock units issued upon satisfaction of the performance measure under the 2008-2010 PSU program.

24 Reflects 55,200 PSUs for the 2010-2012 PSU program at the maximum award level and 48,750 PSUs for the 2011-2013 PSU program at the maximum award level.

25 Reflects 29,405 restricted stock units issued upon satisfaction of the performance measure under the 2008-2010 PSU program.

26 Reflects 49,200 PSUs for the 2010-2012 PSU program at the maximum award level and 45,300 PSUs for the 2011-2013 PSU program at the maximum award level.

27 Reflects 105,212 and 57,448 restricted stock units issued pursuant to PSUs granted under CCE equity plans in 2008 and 2009, respectively, which were assumed as part of the CCE Transaction.

28 Reflects 45,300 PSUs for the 2011-2013 PSU program at the maximum award level and 28,600 shares of performance-based restricted stock units which would vest in February 2015 if the performance measure are met.

29 Reflects 33,416 restricted stock units issued upon satisfaction of the performance measure under the 2008-2010 PSU program.

30 Reflects 55,050 PSUs for the 2010-2012 PSU program at the maximum award level and 48,750 PSUs for the 2011-2013 PSU program at the maximum award level.

2011 Option Exercises and Stock Vested

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Muhtar Kent	0 $	0	94,887 $	6,360,019
Gary P. Fayard	0	0	83,217	5,538,393
Ahmet C. Bozer	221,349	5,152,409	14,005	986,022
Steven A. Cahillane	0	0	90,865	6,270,594
José Octavio Reyes	0	0	35,550	2,502,898

Option Awards (Columns (b) and (c))

The stock options exercised by Mr. Bozer were all pursuant to trading plans established under Rule 10b5-1 of the 1934 Act. The following table provides details of the stock options exercised.

Name	Grant Date	Options Exercised	Exercise Date	Value Realized on Exercise
Mr. Bozer	12/16/2004	12,910	04/12/2011 $	331,371
	12/14/2005	25,820	04/12/2011	664,937
	02/19/2009	58,823	04/12/2011	1,396,329
	10/21/1999	12,880	08/30/2011	213,728
	12/15/1999	2,780	08/30/2011	27,018
	02/15/2007	29,793	08/30/2011	660,213
	02/19/2009	58,823	08/30/2011	1,576,456
	02/18/2010	19,520	08/30/2011	282,357

Stock Awards (Columns (d) and (e))

The following table provides details of the stock awards vested and value realized in 2011.

Name	Grant Date	Release Date	Number of Shares	Stock Price on Release Date	Value Realized on Release	Description
Mr. Kent	02/15/2006	02/17/2011	50,000 $	63.995[1] $	3,199,750	Performance-based restricted stock
	02/15/2007	12/31/2011	44,887	70.405[2]	3,160,269	Shares underlying the PSUs for the 2007-2009 performance period
Mr. Fayard	02/15/2006	02/17/2011	50,000	63.995[1]	3,199,750	Performance-based restricted stock
	02/15/2007	12/31/2011	33,217	70.405[2]	2,338,643	Shares underlying the PSUs for the 2007-2009 performance period
Mr. Bozer	02/15/2007	12/31/2011	14,005	70.405[2]	986,022	Shares underlying the PSUs for the 2007-2009 performance period
Mr. Cahillane	10/31/2007	04/29/2011	30,016	67.520[1]	2,026,680	Shares underlying the PSUs granted under a CCE equity plan assumed as part of the CCE Transaction
	09/02/2008	09/02/2011	60,849	69.745[1]	4,243,914	Shares underlying a restricted stock unit award granted under a CCE equity plan assumed as part of the CCE Transaction
Mr. Reyes	02/15/2007	12/31/2011	35,550	70.405[2]	2,502,898	Shares underlying the PSUs for the 2007-2009 performance period

[1] Represents the average of the high and low prices of Common Stock on the applicable release date.

[2] Represents the average of the high and low prices of Common Stock on January 3, 2012, the date the PSUs were valued in accordance with the terms of the plan.

2011 Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Muhtar Kent	TCCC Pension Plan	23.9	$ 887,999	$ 0
	TCCC Supplemental Pension Plan	—[1]	21,616,278	0
Gary P. Fayard	TCCC Pension Plan	17.8	679,746	0
	TCCC Supplemental Pension Plan	—[1]	6,733,254	0
Ahmet C. Bozer	TCCC Pension Plan	21.8	548,528	0
	TCCC Supplemental Pension Plan	—[1]	3,021,919	0
Steven A. Cahillane	CCR Pension Plan	4.3	55,059	0
	CCR Executive Pension Plan	—[1]	520,477	0
José Octavio Reyes	Mexico Plan	25.1	5,677,717	0
	Overseas Plan	12.5[2]	2,615,442	0

1   For each person, the same years of service apply to both the Pension Plan/CCR Pension Plan and the Supplemental Pension Plan/CCR Executive Pension Plan, which work in tandem.

2   Mr. Reyes has 31.3 years of total service with the Company and its affiliates. There are 6.3 years of credited service that overlap between the Mexico Plan and the Overseas Plan. Mr. Reyes' Overseas Plan benefit is offset by the value of the Mexico Plan benefit earned during this period of overlapping service. Mr. Reyes' benefit under the Overseas Plan will increase only as a result of changes in compensation.

The Company provides retirement benefits from various plans to its employees, including the Named Executive Officers. Due to the Company's global operations, it maintains different plans to address different market conditions, various legal and tax requirements and different groups of employees.

In 2011, Messrs. Kent, Fayard and Bozer participated in The Coca-Cola Company Pension Plan (the "TCCC Pension Plan") and The Coca-Cola Company Supplemental Pension Plan (the "TCCC Supplemental Pension Plan"). In 2011, Mr. Cahillane participated in the Coca-Cola Refreshments Employees' Pension Plan ("CCR Pension Plan") and the Coca-Cola Refreshments Executive Pension Plan ("CCR Executive Pension Plan"), which were assumed by the Company as part of the CCE Transaction. In 2011, Mr. Reyes participated in the Coca-Cola Mexico Pension Plan (the "Mexico Plan") and The Coca-Cola Export Corporation Overseas Retirement Plan (the "Overseas Plan"). Additional details of these plans are described beginning on page 74.

The table above reflects the present value of benefits accrued by each of the Named Executive Officers from the applicable plans. As a result of the Tax Code limitations on the amount of compensation that may be considered under the TCCC Pension Plan and the CCR Pension Plan, a portion of the benefit that would be payable under the TCCC Pension Plan or the CCR Executive Pension Plan without those limitations is paid from the Supplemental Pension Plan or the CCR Executive Pension Plan, as applicable.

Compensation used for determining pension benefits under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the CCR Pension Plan, the CCR Executive Pension Plan and the Overseas Plan generally includes only salary and short-term cash incentives. The amounts reflected for each plan represent the present value of the maximum benefit payable under the applicable plan. In some cases, the payments may be reduced for early retirement or by benefits paid by other Company-sponsored retirement plans, statutory payments or Social Security.

Under the Mexico Plan, compensation used for determining pension benefits generally includes salary, annual incentive, savings fund and other payments made in accordance with Mexican law and customary business practice.

As of January 1, 2010, the TCCC Pension Plan and the TCCC Supplemental Pension Plan incorporated a cash balance benefit that grows each year by a percentage of the employee's eligible compensation and by interest credited on the cash balance account. As of January 1, 2011, the CCR Pension Plan incorporated a similar cash balance feature.

The Company generally does not grant additional years of benefit service and no Named Executive Officer has been credited with additional years of benefit service.

The discount rate assumptions used by the Company in calculating the present value of accumulated benefits vary by plan as follows: TCCC Pension Plan and TCCC Supplemental Pension Plan - 4.75%, CCR Pension Plan and CCR Executive Pension Plan - 4.85%, Overseas Plan - 4.25% and Mexico Plan - 8.1%. Additional assumptions used by the Company in calculating the present value of accumulated benefits are incorporated herein by reference to Note 13 to the Company's consolidated financial statements in the Form 10-K. The calculations assume that the Named Executive Officer continues to live at least until the earliest age at which an unreduced benefit is payable.

The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The traditional pension benefit under the TCCC Supplemental Pension Plan is paid in the form of an annuity if the employee has reached at least age 55 with 10 years of service at the time of his or her separation from the Company. Therefore, Messrs. Kent and Fayard will be required to take the traditional pension benefit portion of their Supplemental Pension Plan benefit in the form of an annuity.

The Company cautions that the values reported in the Present Value of Accumulated Benefit column are theoretical and are calculated pursuant to SEC requirements. The change in pension value from year to year is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

2011 Nonqualified Deferred Compensation

The following table provides information on the Named Executive Officers' participation in the Deferred Compensation Plan, the TCCC Supplemental Thrift Plan, The Coca-Cola Export Corporation International Thrift Plan (the "International Thrift Plan"), and the CCR Supplemental MESIP, as applicable. These plans either allow eligible employees to defer part of their salary and annual incentive on a voluntary basis and/or make employees whole when the Company matching contribution is limited under the tax-qualified plan. The Company matching contribution under the TCCC Supplemental Thrift Plan and

the International Thrift Plan was provided at the same rate as the match in the TCCC Thrift Plan. The Company matching contribution under the CCR Supplemental MESIP was provided at the same rate as the match under the CCR MESIP. The Company does not match any additional voluntary deferrals.

Additional details of the Deferred Compensation Plan, the TCCC Supplemental Thrift Plan, the International Thrift Plan, and the CCR Supplemental MESIP are described beginning on page 77.

Name (a)	Plan[1]	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Muhtar Kent	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	TCCC Supplemental Thrift Plan	N/A	$ 228,150	$ 109,379	$ 0	$ 1,207,748
Gary P. Fayard	Deferred Compensation Plan	$ 0	0	65,869	0	1,949,741
	TCCC Supplemental Thrift Plan	N/A	76,118	79,844	0	914,542
Ahmet C. Bozer	TCCC Supplemental Thrift Plan	N/A	50,927	34,721	0	418,535
Steven A. Cahillane	CCR Supplemental MESIP	428,539	83,219	(245,548)	0	2,320,237
José Octavio Reyes	International Thrift Plan	N/A	0	5,465	0	61,041

1   Only plans in which the Named Executive Officer is eligible to participate are listed. Mr. Reyes is not actively participating in the International Thrift Plan but has a balance as a result of prior international service.

Executive Contributions in Last Fiscal Year (Column (b))

Mr. Cahillane was the only Named Executive Officer who contributed to a nonqualified deferred compensation plan in 2011. The amount in column (b) reflects deferrals by Mr. Cahillane from his 2011 salary, which is included in the "Salary" column of the 2011 Summary Compensation Table, and his 2010 annual incentive paid in 2011, which is not included in the 2011 Summary Compensation Table because Mr. Cahillane was not a Named Executive Officer in 2010.

Registrant Contributions in Last Fiscal Year (Column (c))

For Messrs. Kent, Fayard and Bozer, the amount included in column (c) reflects the Company's contributions under the TCCC Supplemental Thrift Plan. For Mr. Cahillane, the amount included in column (c) reflects the Company's contributions under the CCR Supplemental MESIP. All Company matching contributions shown are included in the "All Other Compensation" column of the 2011 Summary Compensation Table.

Aggregate Earnings in Last Fiscal Year (Column (d))

The earnings reflected in column (d) represent deemed investment earnings or losses from voluntary deferrals and Company contributions, as applicable. The Deferred Compensation Plan, the TCCC Supplemental Thrift Plan, the CCR Supplemental MESIP and the International Thrift Plan do not guarantee a return on deferred amounts. No amounts included in column (d) are reported in the 2011 Summary Compensation Table because the plans do not provide for above-market or preferential earnings.

Aggregate Balance at Last Fiscal Year End (Column (f))

The amounts reflected in column (f) for Messrs. Kent, Fayard and Bozer, with the exception of amounts reflected in columns (b), (c) and (d), if any, have been reported in prior Company proxy statements. For Mr. Cahillane, no portion of the amount reflected in column (f) has been reported in prior Company proxy statements because he was not a Named Executive Officer in 2010 and was employed by CCE prior to 2010.

Payments on Termination or Change in Control

General

Most of the Company's plans and programs contain specific provisions detailing how payments are treated upon termination or change in control. The specific termination and change in control provisions under these plans, which are described below, apply to all participants in each plan. For more information on the plans described below, see the Summary of Plans beginning on page 74.

Change in Control

The change in control provisions in the various Company plans are designed so that employees are neither harmed nor given a windfall in the event of a change in control. The change in control provisions under these plans generally provide for accelerated vesting, and do not provide for extra payments. The Company does not have individual change in control agreements and no tax gross-up is provided for any taxes incurred as a result of a change in control payment.

The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred. Generally, the Company's plans provide that a change in control is deemed to have occurred upon:

(i) any person acquiring beneficial ownership, directly or indirectly, of securities representing 20% or more of the combined voting power for election of Directors of the Company;

(ii) during any period of two consecutive years or less, individuals who at the beginning of such period constituted the Board of Directors of the Company cease, for any reason, to constitute at least a majority of the Board of Directors, unless the election or nomination for election of each new Director was approved by a vote of at least two-thirds of the Directors then still in office who were Directors at the beginning of the period;

(iii) the shareowners approve any merger or consolidation resulting in the Common Stock being changed, converted or exchanged (other than a merger with a wholly owned subsidiary of the Company), any liquidation of the Company or any sale or other disposition of 50% or more of the assets or earning power of the Company and such merger, consolidation, liquidation or sale is completed; or

(iv) the shareowners approve any merger or consolidation to which the Company is a party as a result of which the persons who were shareowners of the Company immediately prior to the effective date of the merger or consolidation beneficially own less than 50% of the combined voting power for election of Directors of the surviving corporation following the effective date of such merger or consolidation, and such merger or consolidation is completed.

As part of the CCE Transaction, the Company assumed many of the former CCE plans, some of which contain change in control provisions. The CCE Transaction was considered a change in control under these plans. Therefore, these provisions are described below to the extent they apply to Mr. Cahillane, the only Named Executive Officer who was employed by CCE.

Severance Plans

The Named Executive Officers other than Messrs. Cahillane and Reyes participate in The Coca-Cola Company Severance Pay Plan (the "TCCC Severance Plan"). As part of the CCE Transaction, the Company assumed the CCR Executive Severance Plan in which Mr. Cahillane participated in 2011. Mr. Reyes' separation arrangements are determined by Mexican law.

Change in Control

There are no separate change in control provisions included in the TCCC Severance Plan. However, the CCR Executive Severance Plan includes change in control provisions and the CCE Transaction constituted a change in control. Therefore, should Mr. Cahillane voluntarily resign for good reason before October 2, 2012 or be terminated other than for cause, he will be entitled to payments under the CCR Executive Severance Plan. For Mr. Reyes, any required payments would be governed by Mexican law.

Termination, Death, Disability

Generally, benefits are payable under the TCCC Severance Plan when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. The maximum cash severance benefit under the TCCC Severance Plan is two years of base pay.

Under the CCR Executive Severance Plan, benefits are payable if an employee is terminated other than for cause. The cash severance benefit payable under the CCR Executive Severance Plan based on Mr. Cahillane's years of service is the total of (i) one and one-half times base salary, (ii) one and one-half times target bonus, (iii) a prorated payment in lieu of the year's annual incentive based on actual performance, (iv) a $30,000 payment to mitigate the cost of future health coverage and (v) a $75,000 payment for outplacement services.

For Mr. Reyes, Mexican law requires certain specific payments in the event his employment is involuntarily terminated without cause or in connection with a position elimination.

Annual Incentive Plan

All of the Named Executive Officers participated in the Performance Incentive Plan in 2011.

Change in Control

Upon a change in control, employees receive the target amount of the incentive after the end of the performance year. This amount is prorated if the employee leaves during the year.

Termination, Death, Disability

Generally, participants employed on December 31 are eligible to receive a cash incentive for the year, regardless of whether employment continues through the payment date. If an employee retires, dies or moves to a related company, he or she generally receives a prorated incentive based on actual business performance and the portion of the year actually worked.

Deferred Compensation Plans

Messrs. Kent and Fayard were eligible to participate in the Deferred Compensation Plan in 2011. Messrs. Bozer and Reyes, who are based outside the U.S., are not eligible to participate in the Deferred Compensation Plan. Mr. Cahillane participated in the CCR Supplemental MESIP in 2011.

Change in Control

Upon a change in control, any Company discretionary contributions to the Deferred Compensation Plan vest. None of the Named Executive Officers has received a Company discretionary contribution. There are no separate change in control provisions in the CCR Supplemental MESIP.

Termination, Death, Disability

Under the Deferred Compensation Plan, employees who terminate employment after age 50 with five years of service receive payments based on elections made at the time they elected to defer compensation. Other employees receive a lump sum at termination. Under the CCR Supplemental MESIP, employees who terminate employment receive payments based on their prior election, in the form of a lump sum or up to ten installment payments. Individuals who are designated as

"specified employees" under Section 409A of the Tax Code may not receive payments from the Deferred Compensation Plan for at least six months following termination of employment to the extent the amounts were deferred after January 1, 2005.

There are no enhanced benefits payable under the Deferred Compensation Plan or the CCR Supplemental MESIP upon a participant's death or disability.

Equity Plans

All of the Named Executive Officers participated in the Company's equity plans in 2011. In addition, Mr. Cahillane holds a number of equity awards granted under CCE's equity plans that were assumed by the Company as part of the CCE Transaction.

Change in Control

Effective February 16, 2011, equity plans under which additional awards may be granted were amended to provide that future awards are subject to accelerated vesting upon a change in control only if an employee is terminated within two years following the change in control, unless the successor company does not assume the awards, in which case, accelerated vesting occurs upon a change in control. Unvested awards granted prior to these amendments vest upon a change in control. For PSUs granted in 2008 and 2010, the target number of shares

would be issued just prior to a change in control. For PSUs granted prior to 2008, there is no provision for a change in control and, as a result, the terms of the PSUs continue to apply.

Since the CCE Transaction was a change in control, to the extent Mr. Cahillane's awards granted under legacy CCE equity plans have not yet vested, such awards would vest if Mr. Cahillane voluntarily resigned for good reason or was terminated other than for cause before October 2, 2012.

Termination

The treatment of equity upon termination of employment depends on the reason for the termination and the employee's age and length of service at termination. The chart below details the termination provisions of the various equity plans.

SUMMARY OF SEPARATION PROVISIONS IN EQUITY PLANS

Award Type	Separation Prior to Meeting Age/Service Requirement[1]	Separation After Meeting Age/Service Requirement[1]
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.
Restricted Stock/ Restricted Stock Units	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met.	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met. Some grants vest upon meeting age and service requirements.
2008-2010 PSUs 2010-2012 PSUs 2011-2013 PSUs	All PSUs are forfeited if separation occurs prior to satisfaction of performance measures and holding requirements.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees when the results are certified.

1 For options granted prior to 2009, the age and service requirement is generally age 55 with at least ten years of service, or age 60 with at least one year of service. For options granted in and after 2009, the age and service requirement is generally age 60 with at least ten years of service. For PSUs granted in 2008, the age and service requirement is age 55 with at least ten years of service. For PSUs granted in and after 2010, the age and service requirement is generally age 60 with at least ten years of service.

Mr. Cahillane holds a number of equity awards granted under CCE's equity plans that were assumed by the Company as part of the CCE Transaction. Since the CCE Transaction was a change in control, if Mr. Cahillane's employment was terminated involuntarily or for good reason before October 2, 2012, all

awards granted under legacy CCE equity plans vest. For legacy CCE option awards, he would have the full term of the applicable stock option to exercise the options. For legacy CCE PSUs, the awards would vest and the shares would be released at the regularly scheduled release date under the award.

Death

If an employee dies, all options from all option plans vest if the options have been accepted. For options granted prior to 2007, the employee's estate has 12 months from the date of death to exercise the options. For options granted in and after 2007, the employee's estate has five years from the date of death to exercise the options. Restricted stock and restricted stock units vest and are released to the employee's estate. For PSUs, the performance period is shortened and the performance is calculated. The employee's estate receives a cash payment based on the performance results for the shortened period.

Mr. Cahillane holds a number of equity awards granted under CCE's equity plans that were assumed by the Company as part of the CCE Transaction. In the event of his death, all legacy CCE equity awards would vest. Mr. Cahillane's estate would have 36 months to exercise legacy CCE stock options and legacy CCE PSUs would be released to his estate.

Disability

If an employee becomes disabled, all options from all option plans vest. The employee has the full original term to exercise the options. Restricted stock and restricted stock units vest and are released to the employee. For all PSUs, the employee receives shares equal to the number of shares that the employee would have earned based on actual performance after the end of the performance period.

Mr. Cahillane holds a number of equity awards granted under CCE's equity plans that were assumed by the Company as part of the CCE Transaction. In the event of his disability, all legacy CCE equity awards would vest. Mr. Cahillane would have 36 months to exercise legacy CCE stock options and legacy CCE PSUs would be released.

Retirement and 401(k) Plans

Messrs. Kent, Fayard and Bozer were eligible for the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the TCCC Thrift Plan and the TCCC Supplemental Thrift Plan in 2011. Mr. Cahillane was eligible for the CCR Pension Plan, the CCR Executive Pension Plan, the CCR MESIP and the CCR Supplemental MESIP. Mr. Reyes was eligible for the Overseas Plan and the Mexico Plan.

Change in Control

The TCCC Pension Plan and the TCCC Supplemental Pension Plan contain change in control provisions that affect all participants equally, including the participating Named Executive Officers. These provisions provide an enhanced benefit to vested participants for benefits accrued under the defined benefit formula if certain conditions are met, including that the employee must actually leave the Company within two years of a change in control. A change in control has no effect on the cash balance portion of the TCCC Pension Plan and there are no additional credited years of TCCC service. Upon a change in control, under the TCCC Pension Plan and

the TCCC Supplemental Pension Plan, the earliest retirement age is reduced resulting in an enhanced benefit for participants who have not reached the earliest retirement age. In addition, the Overseas Plan contains a provision reducing the normal retirement date to age 60, which increases the value of the benefit for participants who have not reached age 60.

The TCCC Thrift Plan, the TCCC Supplemental Thrift Plan, the CCR MESIP, the CCR Supplemental MESIP and the CCR Executive Pension Plan do not have special provisions for change in control.

Termination, Death, Disability

No payments may be made under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the CCR Pension Plan, the CCR Executive Pension Plan or the Overseas Plan until an employee has separated from service and met eligibility requirements. The CCR Executive Pension Plan provides for additional benefit service equal to the number of months of severance an employee receives, resulting in an enhanced benefit. Generally, no payments may be made under the TCCC Thrift Plan, the TCCC Supplemental Thrift Plan, the CCR MESIP, the CCR Supplemental MESIP or the International

Thrift Plan until separation from service, except distributions may be taken from the TCCC Thrift Plan and the CCR MESIP after age 59 ½, whether or not the employee has terminated.

Individuals who are designated as "specified employees" under Section 409A of the Tax Code, which include the U.S. based Named Executive Officers, may not receive payments from the TCCC Supplemental Pension Plan, the TCCC Supplemental Thrift Plan, the CCR Executive Pension Plan, the CCR Supplemental MESIP, the Overseas Plan or the International Thrift Plan for at least six months following termination of employment.

There are no enhanced benefits payable under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the CCR Pension Plan, the CCR Executive Pension Plan, the Overseas Plan, the TCCC Thrift Plan, the TCCC Supplemental Thrift Plan, the CCR MESIP, the CCR Supplemental MESIP or the International Thrift Plan upon a participant's death or disability.

Quantification of Payments upon Termination or Change in Control

The amounts shown in the tables below assume that the event that triggered the payment occurred on December 31, 2011. The tables do not include:

• the value of pension benefits that are disclosed in the 2011 Pension Benefits table on page 65, but do include any pension enhancement triggered by the event, if applicable.

• the amounts payable under deferred compensation plans that are disclosed in the 2011 Nonqualified Deferred Compensation Plan table on page 66.

• the value of any benefits (such as retiree health coverage, life insurance and disability coverage) provided on the same basis to substantially all other employees in the country in which the Named Executive Officer works.

Voluntary Separation

Messrs. Kent, Fayard and Reyes have satisfied the age and service requirement for acceleration of vesting of certain equity awards under the Company's equity plans. These Named Executive Officers have not satisfied the age and service requirement for acceleration of vesting of stock options granted in and after 2009 and for PSUs granted in and after 2010. In addition, Mr. Kent's special stock option awards granted in 2008 do not accelerate upon voluntary separation. For these Named Executive Officers, the amounts below reflect (i) the intrinsic value of the acceleration of vesting of any stock options that vest on separation (intrinsic value is the difference between the exercise price of the stock option and the closing price of Common Stock, which was $69.97 on December 30, 2011, the last trading day of the year) and (ii) the value of the share units issued upon satisfaction of the performance measure under the 2008-2010 PSU program, which would be released early upon separation. For Mr. Reyes, the total also includes an amount required under Mexican law to be paid upon separation. Mr. Bozer has not satisfied the age and service requirement for acceleration of any equity awards and therefore, no additional payments would be triggered upon his voluntary separation.

For Mr. Cahillane, the amounts below reflect payments under CCR plans which were assumed as part of the CCE Transaction.

Because the CCE Transaction was a change in control, payments would be triggered upon his subsequent voluntary termination for good reason. The amounts reflect (i) payments under the CCR Executive Severance Plan, (ii) the intrinsic value of the acceleration of vesting of stock options granted under CCE equity plans that vest on separation, (iii) the value of the share units issued upon satisfaction of the performance measures under PSUs granted pursuant to CCE equity plans in 2008 and 2009, which would be released early upon separation and (iv) the value of additional years of service credited under the CCR Executive Pension Plan. Mr. Cahillane has not satisfied the age and service requirement for acceleration of any equity awards under the Company equity plans and therefore, no additional payments would be triggered upon his voluntary separation.

No amounts are included for the 2010-2012 or 2011-2013 PSU programs because the PSUs remain subject to performance requirements even after separation. No amounts are included for the Performance Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether a voluntary separation occurred on December 31, 2011.

VOLUNTARY SEPARATION

Name	Severance Payments	Annual Incentive	Acceleration of Vesting of Stock Options	Restricted Stock/Units and PSUs	Pension Enhancement	Total
Mr. Kent	$ 0	$ 0	$ 1,081,550	$ 4,251,097	$ 0	$ 5,332,647
Mr. Fayard	0	0	666,954	2,621,496	0	3,288,450
Mr. Bozer	0	0	0	0	0	0
Mr. Cahillane[1]	2,699,531	0	798,423	11,381,320	398,824	15,278,098
Mr. Reyes	46,093	0	594,845	2,338,118	0	2,979,056

1 Payments assume Mr. Cahillane voluntarily separated for good reason following the CCE Transaction which was a change in control. If his voluntary separation was not for good reason, he would not be eligible to receive any of the payments in the table above. The severance payment does not include a payment in lieu of annual bonus as defined in the CCR Executive Severance Plan because he would be entitled to a full annual incentive payment under the Performance Incentive Plan.

Involuntary Termination

Messrs. Kent, Fayard and Reyes have satisfied the age and service requirement for acceleration of vesting of certain equity awards under the Company's equity plans. These provisions apply in the event of a separation, including an involuntary termination. These Named Executive Officers have not satisfied the age and service requirement for acceleration of vesting of stock options granted in and after 2009 and for PSUs granted in and after 2010. In addition, Mr. Kent's special stock option awards granted in 2008 do not accelerate upon involuntary termination. For these Named Executive Officers, the amounts below reflect (i) all of the amounts described above under "Voluntary Separation" and (ii) for Messrs. Kent and Fayard, severance due under the TCCC Severance Plan and for Mr. Reyes, severance due under Mexican law. For Mr. Bozer, the amounts below reflect severance due under the TCCC Severance Plan. Mr. Bozer has not satisfied the age and service requirement for acceleration of any equity awards and therefore, no additional payments would be triggered upon his involuntary termination.

For Mr. Cahillane, the amounts below reflect payments under CCR plans which were assumed as part of the CCE Transaction. Because the CCE Transaction was a change in control, payments would be triggered upon his subsequent involuntary termination. The amounts reflect (i) payments under the CCR Executive Severance Plan, (ii) the intrinsic value of the acceleration of vesting of stock options granted under CCE equity plans that vest on separation, (iii) the value of the share units issued upon satisfaction of the performance measures under PSUs granted pursuant to CCE equity plans in 2008 and 2009, which would be released early upon separation and (iv) the value of additional years of service credited under the CCR Executive Pension Plan. Mr. Cahillane has not satisfied the age and service requirement for acceleration of any equity awards under the Company equity plans and therefore no additional payments would be triggered upon his involuntary termination.

No amounts are included for the Performance Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether an involuntary termination occurred on December 31, 2011.

INVOLUNTARY TERMINATION

Name	Severance Payments[1]	Annual Incentive	Acceleration of Vesting of Stock Options[2]	Restricted Stock/Units and PSUs[2]	Pension Enhancement	Total
Mr. Kent	$ 2,800,000	$ 0	$ 1,081,550	$ 4,251,097	$ 0	$ 8,132,647
Mr. Fayard	1,582,080	0	666,954	2,621,496	0	4,870,530
Mr. Bozer	1,216,800	0	0	0	0	1,216,800
Mr. Cahillane[3]	2,699,531	0	798,423	11,381,320	398,824	15,278,098
Mr. Reyes	3,394,982	0	594,845	2,338,118	0	6,327,945

1   In the event of involuntary termination for cause, no severance would be payable to the Named Executive Officers, except Mr. Reyes, who would receive $46,093 pursuant to Mexican law.

2   Since 2004, Company equity awards have contained provisions that allow the Company to cancel awards or recover amounts under certain circumstances. If a Named Executive Officer was terminated for cause and the Company enforced this provision, these amounts would be zero.

3   The severance payment does not include a payment in lieu of annual bonus as defined in the CCR Executive Severance Plan because he would be entitled to a full annual incentive payment under the Performance Incentive Plan.

Disability

For Messrs. Kent, Fayard, Bozer and Reyes, the amounts below reflect (i) the intrinsic value of the acceleration of vesting of stock options, (ii) the value of the share units issued upon satisfaction of the performance measure under the 2008-2010 PSU program, which would be released early upon disability, (iii) for Mr. Fayard, the value of time-based restricted shares that would be released early upon disability and (iv) for Mr. Reyes, a severance amount required under Mexican law.

For Mr. Cahillane, the amounts below reflect (i) the intrinsic value of the acceleration of vesting of stock options, (ii) the value of the share units issued upon satisfaction of the performance

measures under PSUs granted pursuant to CCE equity plans in 2008 and 2009, which would be released early upon disability and (iii) the value of performance-based restricted share units that would be released early upon disability.

No amounts are included for the 2010-2012 and the 2011-2013 PSU programs because the PSUs remain subject to performance requirements even after disability. No amounts are included for the Performance Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether disability occurred on December 31, 2011.

DISABILITY

Name	Severance Payments	Annual Incentive	Acceleration of Vesting of Stock Options	Restricted Stock/Units and PSUs	Pension Enhancement	Total
Mr. Kent	$ 0	$ 0	$ 34,556,657	$ 4,251,097	$ 0	$ 38,807,754
Mr. Fayard	0	0	9,793,398	3,601,076	0	13,394,474
Mr. Bozer	0	0	8,829,780	2,057,468	0	10,887,248
Mr. Cahillane	0	0	2,255,128	13,382,462	0	15,637,590
Mr. Reyes	215,792	0	10,577,268	2,338,118	0	13,131,178

Death

For Messrs. Kent, Fayard, Bozer and Reyes, the amounts below reflect (i) the intrinsic value of the acceleration of stock options, (ii) the value of the share units issued upon satisfaction of the performance measure under the 2008-2010 PSU program, which would be released early upon death, (iii) the value of the number of shares earned, if any, for the 2010-2012 PSU program, based on performance through 2010, which would be paid early upon death, (iv) the value of the target number of shares granted under the 2011-2013 PSU program, which would be released early upon death, (v) for Mr. Fayard, the value of time-based restricted shares that would be released early upon death and (vi) for Mr. Reyes, amounts required to be paid under Mexican law.

For Mr. Cahillane, the amounts below reflect (i) the intrinsic value of the acceleration of vesting of stock options, (ii) the value of the share units issued upon satisfaction of the performance measures under PSUs granted pursuant to CCE equity plans in 2008 and 2009, which would be released early upon death and (iii) the value of performance-based restricted share units that would be released early upon death.

No amounts are included for the Performance Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether death occurred on December 31, 2011.

DEATH

Name	Severance Payments	Annual Incentive	Acceleration of Vesting of Stock Options	Restricted Stock/Units and PSUs	Pension Enhancement	Total
Mr. Kent	$ 0	$ 0	$ 34,556,657	$ 21,859,048	$ 0	$ 56,415,705
Mr. Fayard	0	0	9,793,398	9,737,445	0	19,530,843
Mr. Bozer	0	0	8,829,780	7,613,086	0	16,442,866
Mr. Cahillane	0	0	2,255,128	15,495,556	0	17,750,684
Mr. Reyes	46,093	0	10,577,268	8,463,991	0	19,087,352

Change in Control

For Messrs. Kent, Fayard, Bozer and Reyes, the amounts below reflect (i) the target annual incentive amount under the Performance Incentive Plan, which is guaranteed upon a change of control, (ii) the intrinsic value of the acceleration of vesting of stock options, (iii) the value of the share units issued upon satisfaction of the performance measure under the 2008-2010 PSU program, which would be released early upon a change in control, (iv) the value of the target number of shares granted under the 2010-2012 and 2011-2013 PSU programs, which would be released early upon a change in control, (v) for Mr. Fayard, the value of time-based restricted shares that would be released early upon a change in control, (vi) for Mr. Bozer, the value of a more favorable early retirement subsidy in the event of a change in control and subsequent termination and (vii) for Mr. Reyes, the value of the more favorable early retirement subsidy provided under the Overseas Plan in the event of a change in control and subsequent termination.

For Mr. Cahillane, the amounts below reflect (i) the target annual incentive amount under the Performance Incentive

Plan, which is guaranteed upon a change of control, (ii) the intrinsic value of the acceleration of vesting of stock options, (iii) the value of the share units issued upon satisfaction of the performance measures under PSUs granted pursuant to CCE equity plans in 2008 and 2009, which would be released early upon a change in control, (iv) the value of the target number of shares granted under the 2011-2013 PSU program, which would be released early upon a change in control and (v) the value of performance-based restricted share units that would be released early upon a change in control.

A change in control of the Company does not trigger any severance payments under the TCCC Severance Plan, the CCR Executive Severance Plan, the CCR Executive Pension Plan or under Mexican law. For plans with double-trigger change in control provisions, the table below assumes that both a change in control and a subsequent termination of employment has occurred.

CHANGE IN CONTROL

Name	Severance Payments	Annual Incentive	Acceleration of Vesting of Stock Options	Restricted Stock/Units and PSUs	Pension Enhancement	Total
Mr. Kent	$ 0	$ 2,800,000	$ 34,556,657	$ 18,301,073	$ 0	$ 55,657,730
Mr. Fayard	0	988,800	9,793,398	8,449,997	0	19,232,195
Mr. Bozer	0	760,500	8,829,780	6,465,578	1,912,047	17,967,905
Mr. Cahillane	0	960,938	2,255,128	15,495,556	0	18,711,622
Mr. Reyes	0	809,888	10,577,268	7,180,042	371,215	18,938,413

Summary of Plans

The following section provides information on Company-sponsored plans in which the Named Executive Officers participate that are noted in the Compensation Discussion and Analysis or in the executive compensation tables.

Retirement Plans – Pension

TCCC Pension Plan. The TCCC Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. non-union employees of the Company. Under the TCCC Pension Plan, a participant becomes vested after completing three years of service or, for employees hired prior to January 1, 2010, attaining age 60, or, for employees hired on or after January 1, 2010, attaining age 65, with one year of service. Normal retirement is age 65. The TCCC Pension Plan provides for payment of a reduced benefit prior to normal retirement age. A lump sum payment option is available.

In 2011, a participant could receive no more than $195,000 annually from the TCCC Pension Plan and no compensation in excess of $245,000 per year could be taken into account for calculating benefits under the TCCC Pension Plan.

Prior to 2010, all pension benefits were based on a percentage of the employee's final average compensation (the five highest consecutive calendar years of compensation out of the employee's last 11 years) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service. The term "compensation" for determining the pension benefit includes salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, PSUs, restricted stock or restricted stock units. It also excludes deferred compensation and any extraordinary payments related to hiring or termination of employment.

Beginning January 1, 2010, a benefit calculated using a cash balance formula was introduced. Participants employed as of December 31, 2009 retained the pension benefit they accrued under the prior benefit calculation formula based on years of credited service completed as of December 31, 2009 and final average compensation earned through December 31, 2019 (known as the Part A benefit). Effective January 1, 2010, participants began accruing a pension benefit under the new cash balance formula (known as the Part B benefit). As a result, beginning in 2010, a participant's benefit under the TCCC

Pension Plan is potentially based on two formulas, Part A (prior benefit calculation formula) plus Part B (new cash balance formula).

Under the new cash balance formula, the Company makes an annual pay credit allocation to each active participant's account on December 31, ranging from 3% to 8% of compensation, based on the participant's age. The term "compensation" under the new cash balance formula has substantially the same meaning as the term under the prior benefit formula. In addition, on December 31 of each year, the Company makes an annual interest credit allocation based on the value of the participant's account as of January 1 of the same year.

Participants employed as of December 31, 2009 are eligible for one or more special transition benefits. For those participants, the Part A benefit will be based on a participant's final average compensation earned through December 31, 2019. In addition, those participants whose age plus years of service equaled at least 55 as of December 31, 2009 will receive an additional 2% of pay credited under the new cash balance formula (Part B) each year while they are working. Finally, those participants who were eligible for early retirement as of December 31, 2009 will receive the greater of (i) the benefit calculated under the formula in effect prior to January 1, 2010 without change or (ii) the combination of the Part A and Part B benefits.

TCCC Supplemental Pension Plan. The TCCC Supplemental Pension Plan makes employees whole when the Tax Code limits the benefit that otherwise would accrue under the TCCC Pension Plan. The TCCC Supplemental Pension Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. Otherwise, electing to defer would reduce an employee's retirement benefits. The benefit under the TCCC Supplemental Pension Plan vests according to the same schedule as the TCCC Pension Plan.

Benefits under the TCCC Supplemental Pension Plan are calculated in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be paid from the TCCC Pension Plan. Accordingly, the changes made to the TCCC Pension Plan effective January 1, 2010 also were made in the same manner to the TCCC Supplemental Pension Plan. These changes include the addition of the new cash balance formula, the provision for special transition benefits for certain participants employed as of December 31, 2009 and the lessening of the vesting requirements to three years of service or attainment of age 65 with one year of service.

Like the TCCC Pension Plan, the TCCC Supplemental Pension Plan is comprised of two parts, a traditional pension benefit and a cash balance account. The traditional pension benefit is paid in the form of an annuity if the employee has reached at least age 55 with ten years of service at the time of his or her separation from the Company. The cash balance account is paid as a lump sum equal to the actual value of the account at the date of distribution.

The benefit under the TCCC Supplemental Pension Plan vests according to the same schedule as the TCCC Pension Plan. For participants who separate from service beginning January 1, 2010, vesting occurs after three years of service. However, if a participant separates prior to age 55 with ten years of service, the maximum compensation that is considered in calculating the benefit under the TCCC Supplemental Pension Plan is four times the compensation limit set by the Tax Code ($245,000 for 2011). If a participant separates after age 55 with ten years of service, all eligible compensation is taken into account.

CCR Pension Plan. The Company assumed the CCR Pension Plan as part of the CCE Transaction. The CCR Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. non-union employees of CCR and its participating subsidiaries. Under the CCR Pension Plan, a participant becomes vested after completing three years of service or by attaining age 65. Normal retirement is a participant's Social Security normal retirement age. The CCR Pension Plan provides for payment of a reduced benefit prior to normal retirement age. A lump sum payment option is available.

In 2011, a participant could receive no more than $195,000 annually from the CCR Pension Plan and no compensation in excess of $245,000 per year was taken into account for calculating benefits under the CCR Pension Plan. Prior to 2011, all pension benefits were based on a percentage of the employee's final average compensation (the three highest consecutive calendar years of compensation out of the employee's last ten years) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service. The term "compensation" for determining the pension benefit includes salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, PSUs, restricted stock or restricted stock units. It also excludes deferred compensation.

Beginning January 1, 2011, a benefit calculated using a cash balance formula was introduced and participants began accruing a pension benefit under this new formula. Under the new cash balance formula, the Company makes an annual pay credit allocation to each active participant's account on December 31, ranging from 3% to 5% of compensation, based on the participant's age. The term "compensation" under the new cash balance formula has substantially the same meaning as the term under the prior benefit formula. In addition, on December 31 of each year, the Company makes an annual interest credit allocation based on the value of the participant's account as of January 1 of the same year.

Participants employed as of December 31, 2010 retained the pension benefit they accrued under the prior benefit calculation formula based on years of credited service completed as of December 31, 2010 and final average compensation earned through December 31, 2010. As a result, beginning in 2011, a participant's benefit under the CCR Pension Plan is potentially based on two formulas, the prior final average earnings benefit calculation formula plus the new cash balance formula.

Participants who meet certain age and service requirements at January 1, 2011 are eligible for additional pay credits (transition credits) of 3%, 6% or 9% for seven years as long as they remain eligible to participate in the CCR Pension Plan.

CCR Executive Pension Plan. The Company assumed the CCR Executive Pension Plan as part of the CCE Transaction. The CCR Executive Pension Plan is a nonqualified defined benefit pension plan designed to provide enhanced pension benefits to certain management employees of CCR, including benefits that cannot be provided under the CCR Pension Plan due to Tax Code limits on qualified plans. Except as noted below, the material terms of the CCR Executive Pension Plan are the same as those of the CCR Pension Plan.

The CCR Executive Pension Plan provides a benefit equal to the participant's years of benefit service multiplied by the CCR Pension Plan formula plus 0.25% of the portion of final average earnings that exceeds the Social Security wage base in effect for the year in which the participant terminates employment (which was $106,800 for 2011). This benefit is then reduced by the participant's CCR Pension Plan benefit.

Benefit service is determined in the same manner as under the CCR Pension Plan, except that the Company may grant additional service, as described below. In certain severance situations, participants are also credited with benefit service equal to the number of months, if any, used to calculate their severance payments (but such severance payments are not included for purposes of determining final average earnings).

The maximum annual combined benefit amount under the CCR Pension Plan and the CCR Executive Pension Plan is three times the annual benefit limit under the CCR Pension Plan for the year the executive begins receiving his or her pension benefits. For 2011, the maximum benefit was $585,000.

A participant's final average earnings amount is calculated in the same manner as for the CCR Pension Plan, except that "compensation" includes any deferred salary or annual incentives and compensation above the limits under the CCR Pension Plan that are imposed by the Tax Code.

Benefits under the CCR Executive Pension Plan are payable at age 65, which is earlier than the CCR Pension Plan normal retirement age.

If a participant retires after attaining age 55, but before attaining age 65, the CCR Executive Pension Plan benefit will be reduced by 1.5% for each of the first five years, and 5% for each additional year, that the benefit commencement date precedes the participant's 65th birthday.

Benefits under the CCR Executive Pension Plan are generally paid (or begin, in the case of installment payments) as of the first of the month (or for certain officers, six months) following an executive's separation from service with the Company. Participants whose CCR Executive Pension Plan benefit at the time of their separation is less than $250,000 will receive a lump sum payment, and participants whose benefit is $250,000 or more will receive their benefit in ten equal annual installments.

Benefit accruals under the CCR Executive Pension Plan were frozen effective December 31, 2011. Therefore, the benefit under this plan is based on compensation and service prior to this date. Effective January 1, 2012, employees who were previously eligible to participate in this plan will begin participating in the CCR Supplemental Pension Plan.

CCR Supplemental Pension Plan. The CCR Supplemental Pension Plan makes employees whole when the Tax Code limits the benefit that otherwise would accrue under the CCR Pension Plan. The CCR Supplemental Pension Plan applies on the same terms for all U.S. non-union employees who participate in the CCR Pension Plan and who exceed the limits set by the Tax Code. The CCR Supplemental Pension Plan also operates to keep employees whole when they defer part of their salary or annual incentive. Otherwise, electing to defer would reduce an employee's retirement benefits. The benefit under the CCR Supplemental Pension Plan vests according to the same schedule as the CCR Pension Plan.

Benefits under the CCR Supplemental Pension Plan are calculated in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be included under the CCR Pension Plan. Accordingly, the changes made to the CCR Pension Plan effective January 1, 2011 also were made in the same manner to the CCR Supplemental Pension Plan.

Overseas Plan. The Overseas Plan provides a retirement benefit to International Service Associates who are not U.S. citizens.

The Overseas Plan applies on the same terms to the general population of International Service Associates worldwide. Payments under the Overseas Plan are reduced by benefits paid by other Company-sponsored plans, statutory payments and Social Security. Generally, the Overseas Plan pays benefits in a lump sum after separation from service. Under the Overseas Plan, a participant becomes vested after five years of service or attainment of age 60 while employed. The Overseas Plan was frozen effective December 31, 2011 for most participating employees who had not reached retirement age, and eligible employees were transitioned to a new pension plan for mobile employees. No Named Executive Officers participate in this new plan.

Mexico Plan. The Mexico Plan consists of a traditional defined benefit plan, a pension equity plan and a defined contribution plan. Eligible employees receive whichever plan formula (either the traditional defined benefit plan or the sum of the pension equity plan and the defined contribution plan) results in the larger benefit.

The traditional defined benefit plan is based on a percentage of the employee's final eligible earnings, determined over the last 36 months prior to retirement, multiplied by the employee's years of credited service. The benefit is then reduced by an offset for the benefit provided under the Retirement Savings Systems. The monthly pension benefit cannot be less than the pension that is provided by the termination indemnity required by Mexican law. The monthly pension benefit cannot exceed 70% of the final salary at retirement. The term "eligible earnings" for determining the pension benefit includes salary, vacation bonus, savings fund and incentive program. No stock options, PSUs, restricted stock or restricted stock units are included in the pension earnings.

The pension equity plan pays a lump sum at retirement, based on the employee's final average salary and points accumulated during employment. An employee earns points for each year of service based on age. The defined contribution plan is a savings plan in which employees can contribute up to 5% of their compensation on a pre-tax basis. The Company makes a matching contribution equal to 50% of the employee's contribution.

Under the Mexico Plan, a participant becomes eligible for a reduced benefit upon termination of employment as early as age 55 with at least ten years of service.

Retirement Plans – 401(k) and Savings Plans

TCCC Thrift Plan. The TCCC Thrift Plan is a broad-based tax-qualified defined contribution plan for most Company U.S. non-union employees. For 2011, the Company contributed to each participant's account an amount equal to 100% of the participant's contributions but not more than 3% of the participant's compensation or the amount allowable under the limits imposed under the Tax Code, whichever is lower.

For 2011, compensation over $245,000 may not be taken into account under the TCCC Thrift Plan. The Company's matching contribution is initially invested in Common Stock, but participants may move the contribution to any other available investment option. Employees hired after March 31, 2002 are vested in Company matching contributions one-third per year over three years.

Effective January 1, 2012, the CCR MESIP and certain other 401(k) plans were merged into the TCCC Thrift Plan and the TCCC Thrift Plan was renamed The Coca-Cola Company 401(k) Plan. Other changes to the TCCC Thrift Plan effective January 1, 2012 include an increased Company matching contribution (a total of up to 3.5%, an increase from 3% under the TCCC Thrift Plan) and faster vesting in Company matching contributions (two years versus three years). After-tax contributions were discontinued. These changes apply to all participants in The Coca-Cola Company 401(k) Plan, including the U.S. based Named Executive Officers.

TCCC Supplemental Thrift Plan. The TCCC Supplemental Thrift Plan makes employees whole when the Tax Code limits the Company matching contributions that otherwise would be credited to them under the TCCC Thrift Plan. The TCCC Supplemental Thrift Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. The Company credits the employee with the Company matching contributions in hypothetical share units of Common Stock. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service. Participants are immediately vested in their benefit. Employees are not permitted to make contributions to the TCCC Supplemental Thrift Plan.

Effective as of January 1, 2012, the TCCC Supplemental Thrift Plan was renamed The Coca-Cola Company Supplemental 401(k) Plan.

CCR MESIP. The Company assumed the CCR MESIP as part of the CCE Transaction. The CCR MESIP is a broad-based tax-qualified defined contribution plan for most U.S. non-union CCR employees. For 2011, the Company contributed to each participant's account an amount equal to 100% of the first 1% of participant's contributions and 50% of the next 5% of participant's contributions, but not more than 3.5% or the amount allowable under the limits imposed under the Tax Code, whichever is lower. For 2011, compensation over $245,000 may not be taken into account under the CCR MESIP. CCR employees hired on or after January 1, 2010 are vested in matching contributions after two years of vesting service. CCR employees hired before January 1, 2010 are immediately vested in all matching contributions.

Effective January 1, 2012, the CCR MESIP and certain other 401(k) plans were merged into the TCCC Thrift Plan and the TCCC Thrift Plan was renamed The Coca-Cola Company 401(k) Plan.

CCR Supplemental MESIP. The Company assumed the CCR Supplemental MESIP as part of the CCE Transaction. The CCR Supplemental MESIP has two components, a nonqualified, unfunded deferred compensation program and an "excess" component. The deferred compensation component allows participants to defer up to 70% of their base pay and cash incentive awards. The "excess" component makes employees whole when they defer part of their salary or incentive or the Tax Code limits the matching contributions that otherwise would be credited under the CCR MESIP. The Company credits the employee with the Company matching contributions in hypothetical amounts which then can be invested as directed by participants. A participant may receive distributions only following separation from service. The distribution is paid as a lump sum or in installments according to the participant's election. The CCR Supplemental MESIP does not guarantee a return or provide for above-market preferential earnings.

Effective December 31, 2011, the CCR Supplemental MESIP was frozen and eligible participants began participating in The Coca-Cola Company Supplemental 401(k) Plan. In addition, effective January 1, 2012, the deferred compensation component of the CCR Supplemental MESIP was discontinued and all eligible participants began participating in the Deferred Compensation Plan.

International Thrift Plan. The International Thrift Plan provides International Service Associates who are not U.S. citizens a benefit similar to that received by U.S. citizens under the TCCC Supplemental Thrift Plan. The International Thrift Plan provides a credit in hypothetical share units of Common Stock equivalent to 3% of the International Service Associate's eligible compensation. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service. Employees are vested in their International Thrift Plan benefit after four years of service. Employees are not permitted to make contributions to the International Thrift Plan.

Effective December 31, 2011, the International Thrift Plan was frozen and account balances are no longer based on the value of Common Stock as part of the transition to a new pension plan for mobile employees. No Named Executive Officers participate in this new plan.

Mexico Plan. As described above under "Retirement Plans – Pension," the Mexico Plan includes a defined contribution plan, which is a savings plan in which employees can contribute up to 5% of their compensation on a pre-tax basis. The Company makes a matching contribution equal to 50% of the employee's contribution.

Incentive Plans

Performance Incentive Plan. The Company maintains the Performance Incentive Plan for employees above a specified grade level. The Performance Incentive Plan provides an annual cash payment based on predetermined performance measures. The Compensation Committee may designate one or more performance measures from the list contained in the plan. Target annual incentives are established for each participant. Payments are generally made in March in the year following the applicable performance year. No participant may receive an annual payment greater than $12 million. The Performance Incentive Plan is designed to satisfy the requirements of Section 162(m) of the Tax Code.

Long-Term Equity Compensation Plans:

Company Stock Option Plans. The Company currently has outstanding options under the 2008 Stock Option Plan, the 2002 Stock Option Plan and the 1999 Stock Option Plan. These plans provide that the option price must be no less than 100% of the fair market value of Common Stock on the date the option is granted. The fair market value is the average of the high and low prices of Common Stock on the grant date. In certain foreign jurisdictions, the law requires additional restrictions on the calculation of the option price. The grants provide that stock options generally may not be exercised during the first 12 months after the grant date. Generally, options vest 25% on the first, second, third and fourth anniversaries of the grant date and have a term of ten years.

The 2008 Stock Option Plan, the 2002 Stock Option Plan and the 1999 Stock Option Plan each allow shares of Common Stock to be used to satisfy any resulting federal, state and local tax liabilities. Death, disability and separation after a specified age, with certain exceptions, cause the acceleration of vesting. Effective February 16, 2011, the 2008 Stock Option Plan and 1999 Stock Option Plan were amended to generally provide that future awards are subject to accelerated vesting following a change in control if an employee is terminated within two years following the change in control. Unvested awards granted prior to these amendments vest upon a change in control. In addition, effective February 16, 2011, the 2008 Stock Option Plan and 1999 Stock Option Plan were each amended to include a "clawback" provision with respect to the recapture of awards as may be required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other law or the listing standards of the NYSE.

Company Restricted Stock Plan. There are currently three types of awards under the 1989 Restricted Stock Plan that are outstanding. The majority of outstanding grants are PSUs tied to Company long-term performance measures which the Compensation Committee designates from the list contained in the 1989 Restricted Stock Plan. At the time of grant, the Compensation Committee sets the vesting schedule applicable to the award.

Performance Share Units. PSUs provide an opportunity for employees to receive Common Stock if a performance measure is met for a performance period. PSUs generally are subject to an additional holding period.

Restricted Stock. These awards may be performance-based or time-based. Shares of stock are granted and transferred into the employee's name. Shares remain subject to forfeiture until the shares are released under the terms of the awards.

Restricted Stock Units. These awards may be performance-based or time-based and are settled in stock when all required criteria are met. Employees may or may not receive dividend equivalents during the term.

Assumed CCE Equity Plans. As part of the CCE Transaction, the Company assumed certain CCE equity plans. Certain outstanding awards relating to CCE common stock granted under these plans were replaced with awards relating to the Company's Common Stock. Outstanding awards under these assumed plans include stock options, PSUs, restricted stock and restricted stock units.

Other Plans

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified and unfunded deferred compensation program offered in 2011 to approximately 550 U.S. based Company employees who are not International Service Associates. Eligible participants may defer up to 80% of base salary and up to 95% of their annual incentive. The Company has the benefit of full unrestricted use of all amounts deferred under the Deferred Compensation Plan until such amounts are required to be distributed to the plan participants. Gains and losses are credited based on the participant's election of a variety of deemed investment choices. The Company does not match any employee deferral or guarantee a return. Participants' accounts may or may not appreciate and may depreciate depending on the performance of their deemed investment choices. None of the deemed investment choices provide returns at above-market or preferential rates. All deferrals are paid out in cash upon distribution. Participants may schedule a distribution during employment or may opt to receive their balance after separation from service. Participants who are considered "specified employees" under Section 409A of the Tax Code (generally, the top 50 highest paid executives) may not receive a post-termination distribution for at least six months following separation. On occasion, the Company may provide a one-time credit to make up for benefits lost under various circumstances, such as benefits lost at a prior employer. The Company has not provided any such credits for any of the Named Executive Officers.

International Service Program. International Service Program benefits generally include a housing allowance (including certain housing expenses), a host country allowance (a cash adjustment designed to provide equivalent purchasing power), a cash allowance recognizing differences in living conditions in the host location, a home leave allowance and currency protection. The program also provides tax preparation services and tax equalization. Under the tax equalization program, an International Service Associate effectively pays tax at the same federal and state income tax rates as a resident of the State of Georgia on base salary, incentive compensation and personal income. The Company assumes responsibility for foreign taxes while on assignment.

TCCC Severance Plan. The TCCC Severance Plan provides cash severance benefits to eligible employees who are involuntarily terminated. Eligible employees include regular, non-union, non-manufacturing U.S. employees and International Service Associates. Generally, benefits are payable when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. Benefits are not payable if the employee is offered a comparable position with the Company or its affiliates, is terminated for cause or has entered into a separate agreement. The benefit payable is determined based on job grade level, salary and/or length of service. The minimum benefit is eight weeks of base pay and the maximum benefit is two years of base pay.

CCR Executive Severance Plan. As part of the CCE Transaction, the Company assumed the CCR Executive Severance Plan, which provides severance benefits to eligible officers and management employees of CCE who became employees of CCR as a result of the CCE Transaction. Generally, benefits are payable if an employee voluntarily resigns for good reason within two years following a change in control or is terminated other than for cause. The CCE Transaction constituted a change in control. Benefits are not payable when the employee is terminated for cause by the Company, voluntarily terminates employment without good reason or receives severance benefits under another severance plan, individual employment contract or severance contract. The benefit payable is determined based on salary band and/or length of service. The minimum benefit is one year of base salary and one times an annual bonus award, and the maximum benefit is two years of base salary and two times an annual incentive award. Additional benefits may include payment to mitigate the costs of future medical coverage, payment in lieu of the annual incentive award for the year of termination and vesting of certain restricted stock and stock units.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	170,648,065[1]	$ 51.23[2]	123,587,876[3]
Equity Compensation Plans Not Approved by Security Holders	0	N/A	0
TOTAL	**170,648,065**		**123,587,876**

1   Includes 158,404,933 shares issuable pursuant to outstanding options under the 1999 Stock Option Plan, the 2002 Stock Option Plan and the 2008 Stock Option Plan. The weighted-average exercise price of such options is $51.52. Also includes 8,356,712 full-value awards of shares outstanding under the 1989 Restricted Stock Plan and The Coca-Cola Company 1983 Restricted Stock Award Plan (the "1983 Restricted Stock Plan"), including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met.

   In connection with the CCE Transaction, certain outstanding awards relating to CCE common stock granted under stockholder-approved CCE equity incentive plans were replaced with awards relating to the Company's Common Stock. As a result, the table above includes 3,207,552 shares issuable pursuant to outstanding options under the following CCE equity incentive plans which were assumed by the Company in connection with the CCE Transaction: Coca-Cola Enterprises Inc. 1997 Stock Option Plan, Coca-Cola Enterprises Inc. 2001 Stock Option Plan, Coca-Cola Enterprises Inc. 2004 Stock Award Plan and Coca-Cola Enterprises Inc. 2007 Incentive Award Plan. The weighted-average exercise price of such options is $36.98. Also includes 678,868 full-value awards of shares outstanding under the Coca-Cola Enterprises Inc. 2001 Restricted Stock Plan, Coca-Cola Enterprises Inc. 2004 Stock Award Plan and Coca-Cola Enterprises Inc. 2007 Incentive Award Plan, which were assumed by the Company in connection with the CCE Transaction, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met.

2   The weighted-average term of the outstanding options is 5.93 years.

3   Includes 89,739,822 options which may be issued pursuant to future awards under the 1999 Stock Option Plan and the 2008 Stock Option Plan and 19,360,670 shares of Common Stock that may be issued pursuant to the 1983 Restricted Stock Plan and the 1989 Restricted Stock Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The maximum term of the options is ten years.

   Includes 1,068,938 options which may be issued pursuant to future awards under the Coca-Cola Enterprises Inc. 2001 Stock Option Plan and 13,418,446 shares of Common Stock which may be issued pursuant to future awards under the Coca-Cola Enterprises Inc. 2004 Stock Award Plan and Coca-Cola Enterprises Inc. 2007 Incentive Award Plan, which could be in the form of stock options, restricted stock, restricted stock units and performance share units, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The maximum term of the options is ten years. Future awards under such plans may only be granted to individuals who were employed by CCE or its subsidiaries immediately prior to the CCE Transaction or who have been hired by the Company following the CCE Transaction.

All numbers in the table above are as of December 31, 2011.

Share units credited under the TCCC Supplemental 401(k) Plan, the International Thrift Plan and the Directors' Plan are not included in the table above since payouts under those plans are in cash.

The Company provides a matching contribution in Common Stock under various plans throughout the world. No shares are issued by the Company under any of these plans and therefore these plans are not included in the table above. Shares are purchased on the open market by a third-party trustee. These plans are exempt from the shareowner approval requirements of the NYSE. These plans are as follows:

401(k) and Savings Plans (U.S.). There are several 401(k) and savings plans in the U.S. that include a Company matching contribution component, including the Company's primary plan, the 401(k) Plan. Effective January 1, 2012, under the 401(k) Plan, the Company matches employee contributions up to a maximum of 3.5% of an employee's compensation, subject to limits imposed by the Tax Code. Employees vest in the matching contributions over two years. Generally, employees may not withdraw the matching contributions until termination of employment. The other 401(k) and savings plans that include a Common Stock matching contribution component match employee contributions to a maximum of between 3% to 3.5% of an employee's contribution, subject to limits imposed by the Tax Code, include vesting provisions of between two and three years and have similar withdrawal restrictions as the 401(k) Plan.

The Coca-Cola Export Corporation Employee Share Savings Scheme (UK). Under this plan, the Company matches employee contributions to a maximum of £1,500 per year. The employee is vested in the matching contributions once a month when matching shares of Common Stock are purchased. However, the matching shares of Common Stock may not be withdrawn before a five-year holding period without adverse tax consequences.

Employees' Savings and Share Ownership Plan of Coca-Cola Ltd. (Canada). Under this plan, the Company matches 50% of an employee's contributions to a maximum of 4% of the employee's salary and incentive, where applicable. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until termination of employment.

Employee Stockholding Program (Japan). Under this plan, the employee must be employed for at least three years in order to participate and the Company matches contributions up to 3% of an employee's salary. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until the employee terminates from the Company or if the employee requests to terminate from the plan. Specific regulations apply for cases when employees request the termination from the plan.

Share Savings Plan (Denmark). Under this plan, the Company matches contributions up to 3% of an employee's salary. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn for five years without tax liability.

The Company also sponsors employee share purchase plans in several jurisdictions outside the U.S. The Company does not grant or issue Common Stock pursuant to these plans, but does facilitate the acquisition of Common Stock by employees in a cost-efficient manner. These plans are not equity compensation plans.

REPORT OF THE AUDIT COMMITTEE

The Company's Audit Committee (the "Audit Committee") is composed entirely of non-management Directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. In 2011, the Audit Committee held nine meetings. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements. Additionally, the Committee has continued its long-standing practice of having independent legal counsel.

During 2011, at each of its regularly scheduled meetings, the Audit Committee met with the senior members of the Company's financial management team. Additionally, the Audit Committee had separate private sessions, during its regularly scheduled meetings, with the Company's General Counsel or his designee, Independent Auditors and the chief of internal audit, at which candid discussions regarding financial management, legal, accounting, auditing and internal control issues took place. The Audit Committee's agenda is established by the Audit Committee's Chairman and the chief of internal audit.

The Audit Committee is updated periodically on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of the Company's internal control over financial reporting. The Audit Committee has also discussed with the Independent Auditors the Company's internal control assessment process, management's assessment with respect thereto and the Independent Auditors' evaluation of the Company's system of internal control over financial reporting.

The Audit Committee reviewed with senior members of management, including the chief of internal audit and General Counsel, and the Independent Auditors, the Company's policies and procedures with respect to risk assessment and risk management. The overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs, including the Company's Codes of Business Conduct, were also reviewed.

The Audit Committee evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, each year and determines whether to reengage the current Independent Auditors or consider other audit firms. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors, the auditors' global capabilities and the auditors' technical expertise and knowledge of the Company's global operations and industry. Based on this evaluation, the Audit Committee decided to engage Ernst & Young LLP as our Independent Auditors for the year ended December 31, 2011, and reviewed with senior members of the Company's financial management

team, the Independent Auditors and the chief of internal audit, the overall audit scope and plans, the results of internal and external audit examinations, evaluations by management and the Independent Auditors of the Company's internal controls over financial reporting and the quality of the Company's financial reporting. Although the Audit Committee has the sole authority to appoint the Independent Auditors, the Audit Committee will continue its long-standing practice of recommending that the Board ask the shareowners, at their Annual Meeting, to ratify the appointment of the Independent Auditors.

Management has reviewed and discussed the audited financial statements in the Company's Annual Report on Form 10-K with the Audit Committee including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant accounting judgments and estimates, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations and reviewed certifications prepared by the Chairman and Chief Executive Officer and the Chief Financial Officer that the unaudited quarterly and audited consolidated financial statements of the Company fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, and have expressed to both management and the auditors their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the Independent Auditors, the Audit Committee asks them to address, and discusses their responses to, several questions that the Audit Committee believes are particularly relevant to its oversight. These questions include:

- Are there any significant accounting judgments or estimates made by management in preparing the financial statements that would have been made differently had the Independent Auditors themselves prepared and been responsible for the financial statements?

- Based on the Independent Auditors' experience and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

- Based on the Independent Auditors' experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that, by thus focusing its discussions with the Independent Auditors, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Audit Committee also discussed with the Independent Auditors those matters required to be discussed by the auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee received the written disclosures and the letter from the Independent Auditors required by applicable requirements of the PCAOB regarding the Independent Auditors' communication with the Audit Committee concerning independence, and has discussed with the Independent Auditors their independence. The Audit Committee considered with the Independent Auditors whether the provision of non-audit services provided by them to the Company during 2011 was compatible with their independence.

In performing all of these functions, the Audit Committee acts in an oversight capacity. The Audit Committee reviews the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the SEC. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements, and other reports, and of the Independent Auditors, who are engaged to audit and report on the consolidated financial statements of the Company and subsidiaries and the effectiveness of the Company's internal control over financial reporting.

In reliance on these reviews and discussions, and the reports of the Independent Auditors, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, for filing with the SEC.

Peter V. Ueberroth, *Chair*
Ronald W. Allen
Evan G. Greenberg
Donald F. McHenry
James B. Williams

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS (ITEM 2)

The Audit Committee evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, each year and determines whether to reengage the current Independent Auditors or consider other audit firms. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors, the auditors' global capabilities and the auditors' technical expertise and knowledge of the Company's global operations and industry. Based on this evaluation, the Audit Committee has appointed Ernst & Young LLP to serve as Independent Auditors for the fiscal year ending December 31, 2012. Ernst & Young LLP has served as the Company's Independent Auditors for many years and is considered by management to be well qualified.

As a matter of good corporate governance, the Audit Committee submits its selection of the Independent Auditors to our shareowners for ratification. If the shareowners should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

Audit Fees and All Other Fees

The following table shows the fees for audit and other services provided by Ernst & Young LLP for fiscal years 2011 and 2010.

	2011 Fees (In thousands)	2010 Fees (In thousands)
Audit Fees	$ 30,212	$ 29,524
Audit-Related Fees	3,715	3,294
Tax Fees	4,685	3,392
All Other Fees	1,088	115

Audit Fees. This category includes fees associated with the annual audit and the audit of internal control over financial reporting, registration statements in 2011 and 2010, the reviews of the Company's Quarterly Reports on Form 10-Q, and statutory audits required internationally.

Audit-Related Fees. This category consists of services that are reasonably related to the performance of the audit or review of financial statements and are not included in "Audit Fees". These services principally include due diligence in connection with acquisitions, consultation on accounting and internal control matters, audits in connection with proposed or consummated acquisitions, information systems audits and other attest services.

Tax Fees. This category consists of fees for tax services, including tax compliance, tax advice and tax planning.

All Other Fees. This category consists of services that are not included in the above categories and primarily include advisory services related to process assessments and training services in international locations.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the Independent Auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the Independent Auditors.

Under the policy, pre-approval is generally provided for work associated with the following:

• registration statements under the Securities Act of 1933 (for example, comfort letters or consents);

• statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits;

• due diligence work for potential acquisitions or dispositions;

• attest services not required by statute or regulation;

• adoption of new accounting pronouncements or auditing and disclosure requirements and accounting or regulatory consultations;

• internal control reviews and assistance with internal control reporting requirements;

• review of information systems security and controls;

• tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities, expatriate and other individual tax services; and

- assistance and consultation on questions raised by regulatory agencies.

For each proposed service, the Independent Auditors are required to provide detailed supporting documentation at the time of approval to permit the Audit Committee to make a determination whether the provision of such services would impair the Independent Auditors' independence.

The Audit Committee has approved in advance certain permitted services whose scope is routine across business units, including statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits.

Other Information

The Company has been advised by Ernst & Young LLP that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

One or more representatives of Ernst & Young LLP will be present at this year's Annual Meeting of Shareowners. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of the Independent Auditors requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners.

The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as Independent Auditors.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (ITEM 3)

The Company seeks a non-binding advisory vote from its shareowners to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis beginning on page 40 and the Executive Compensation section beginning on page 55.

The Company has designed its compensation programs to reward employees for producing sustainable growth consistent with the Company's 2020 Vision, to attract and retain world-class talent and to align compensation with the long-term interests of our shareowners. We believe that our compensation policies and procedures are centered on a pay for performance philosophy. In deciding how to vote on this proposal, the Board urges you to consider the following factors, which are more fully discussed in the Compensation Discussion and Analysis beginning on page 40:

- In 2011, the Company delivered strong operating results. The Company's total shareowner return (including reinvested dividends) for the five-year period ended December 31, 2011 was approximately 68%, outperforming the S&P 500 Index and the Company's comparator group during this period.

- The great majority of executive pay is not guaranteed. The Company sets clear financial goals for corporate and business unit performance and differentiates based on individual achievement. In evaluating performance, the Company assesses progress toward goals in the 2020 Vision, including in the areas of People, Planet, Productivity, Partners, Portfolio and Profit, along with other strategic priorities.

- The Company has implemented many executive compensation best practices. In 2011, the Company adopted double-trigger change in control provisions for future equity awards.

- The Company does not engage in certain compensation practices that are believed not to be in the best interest of shareowners.

- The Company has adopted stringent share ownership guidelines, which all Named Executive Officers exceed. These guidelines are designed to align the executives' long-term financial interests with those of shareowners.

The Board recommends that shareowners vote FOR the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative."

Because your vote is advisory, it will not be binding upon the Board. However, the Board values shareowners' opinions and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors recommends a vote FOR the advisory vote to approve executive compensation.

QUESTIONS AND ANSWERS ABOUT COMMUNICATIONS, SHAREOWNER PROPOSALS AND COMPANY DOCUMENTS

1. How can I access the shareowner forum?

Shareowners may access our shareowner forum at *www.theinvestornetwork.com/forum/KO*. The forum provides validated shareowners the ability to learn more about our Company, participate in a shareowner survey and submit questions in advance of the Annual Meeting of Shareowners.

Shareowners may also view the Company's proxy materials, vote through the Internet and access the live webcast of the meeting through the shareowner forum. To access the forum, you must have your control number available, which can be found on your notice or proxy card.

2. How do I submit a proposal for action at the 2013 Annual Meeting of Shareowners?

A proposal for action to be presented by any shareowner at the 2013 Annual Meeting of Shareowners will be acted upon only:

- if the proposal is to be included in the proxy statement, pursuant to Rule 14a-8 under the 1934 Act, the proposal is received at the Office of the Secretary on or before November 8, 2012; or
- if the proposal is not to be included in the proxy statement, pursuant to our Bylaws, the proposal is submitted in writing to the Office of the Secretary on or before December 26, 2012,

and such proposal is, under Delaware Law, an appropriate subject for shareowner action.

In addition, the shareowner proponent, or a representative who is qualified under state law, must appear in person at the Annual Meeting of Shareowners to present such proposal.

Proposals should be sent to the Office of the Secretary by fax to (404) 676-8409 or by mail to the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *shareownerservices@na.ko.com.*

3. How does a person communicate with the Company's Directors?

Mail can be addressed to Directors in care of the Office of the Secretary, as described in response to question 2. At the direction of the Board, all mail received may be opened and screened for security purposes. The mail will then be logged in. All mail, other than trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items will be forwarded. Trivial items will be delivered to the Directors at the next scheduled

Board meeting. Mail addressed to a particular Director will be forwarded or delivered to that Director. Mail addressed to "Outside Directors" or "Non-Employee Directors" will be forwarded or delivered to the Chairman of the Committee on Directors and Corporate Governance. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board.

4. What is householding?

As permitted by the 1934 Act, only one copy of this proxy statement is being delivered to shareowners residing at the same address, unless the shareowners have notified the Company of their desire to receive multiple copies of the proxy statement. This is known as householding.

The Company will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareowner residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future

years should be directed to the Office of the Secretary as described in the response to question 2.

Shareowners of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, Computershare Trust Company, N.A. ("Computershare"), to request that only a single copy of the proxy statement be mailed in the future.

Contact Computershare by phone at (888) 265-3747 or by mail at 250 Royall Street, Canton, MA 02021.

Beneficial owners, as described in the response to question 6 on page 11, should contact their broker or bank.

5.   Where can I see the Company's corporate documents and SEC filings?

The Company's website contains the Company's Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, Board Committee Charters, the Codes of Business Conduct and the Company's SEC filings. To view these documents, go to *www.thecoca-colacompany.com,* click on "Investors" and click on "Corporate Governance". To view the Company's SEC filings and Forms 3, 4 and 5 filed by the Company's Directors and executive officers, go to *www.thecoca-colacompany.com,* click on "Investors" and click on "SEC Filings".

6.   How can I obtain copies of the Corporate Governance Guidelines, the Committee Charters or the Codes of Business Conduct?

The Company will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, the Board Committee Charters or the Codes of Business Conduct to any shareowner requesting a copy. Requests should be directed to the Office of the Secretary as described in the response to question 2. To print copies of these documents from the Company's website at *www.thecoca-colacompany.com,* click on "Investors" and click on "Corporate Governance".

7.   How can I obtain copies of the Company's Annual Report on Form 10-K?

The Company will promptly deliver free of charge, upon request, a copy of the Form 10-K to any shareowner requesting a copy. Requests should be directed to the Company's Consumer and Industry Affairs Department, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301.

OTHER INFORMATION

The Company has made previous filings under the Securities Act of 1933, as amended, and the 1934 Act that incorporate future filings, including this proxy statement, in whole or in part. However, the Report of the Compensation Committee and the Report of the Audit Committee shall not be incorporated by reference into any such filings.

Management does not know of any items, other than those referred to in the accompanying Notice of Annual Meeting of Shareowners, which may properly come before the meeting or other matters incident to the conduct of the meeting.

As to any other item or proposal that may properly come before the meeting, including voting on a proposal omitted from this proxy statement pursuant to the rules of the SEC, it is intended that proxies will be voted in accordance with the discretion of the proxy holders.

The form of proxy and this proxy statement have been approved by the Board of Directors and are being provided to shareowners by its authority.

Gloria K. Bowden

Associate General Counsel and Secretary

Atlanta, Georgia
March 8, 2012

The 2011 Annual Report on Form 10-K includes our financial statements for the year ended December 31, 2011. We have furnished the 2011 Annual Report on Form 10-K to all shareowners. The 2011 Annual Report on Form 10-K does not form any part of the material for the solicitation of proxies.

ANNEX A
The Coca-Cola Company and Subsidiaries
Reconciliation of GAAP and Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting.

For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the Company's Current Reports on Form 8-K filed with the SEC on February 7, 2012 and February 9, 2011. This information is also available in the "Investors" section of the Company's website, *www.thecoca-colacompany.com*.

Year Ended December 31, 2009

(UNAUDITED) *(In millions)*	Net operating revenues	Cost of goods sold	Gross profit	Gross margin	Selling, general and administrative expenses	Other operating charges	Operating income	Operating margin
Reported (GAAP)	$ 30,990	$ 11,088	$ 19,902	64.2%	$ 11,358	$ 313	$ 8,231	26.6%
Items Impacting Comparability:								
Asset Impairments/Restructuring	-	-	-		-	(206)	206	
Productivity Initiatives	-	-	-		-	(107)	107	
Equity Investees	-	-	-		-	-	-	
Transaction Gains	-	-	-		-	-	-	
Certain Tax Matters	-	-	-		-	-	-	
Accounting Guidance Changes	(819)	(476)	(343)		(177)	-	(166)	
After Considering Items (Non-GAAP)	$ 30,171	$ 10,612	$ 19,559	64.8%	$ 11,181	$ -	$ 8,378	27.8%

CURRENCY NEUTRAL:

(UNAUDITED)	2010 vs. 2009			2010 vs. 2009		
	Net operating revenues	Cost of goods sold	Gross profit	Selling, general and administrative expenses	Other operating charges	Operating income
% Change - Reported (GAAP)	13	14	13	16	-	3
% Currency Impact	2	2	2	1	-	3
% Change - Currency Neutral Reported	11	12	11	15	-	0
% Change - After Considering Items (Non-GAAP)	16	17	16	17	-	14
% Currency Impact After Considering Items (Non-GAAP)	2	2	2	1	-	3
% Change - Currency Neutral After Considering Items (Non-GAAP)	14	15	14	16	-	11

Note: Certain columns may not add due to rounding.

(UNAUDITED) (In millions except per share data)	Interest income		Interest expense		Equity income (loss) - net		Other income (loss) - net		Income before income taxes		Income taxes		Effective tax rate	Net income attributable to shareowners of The Coca-Cola Company			Diluted net income per share[1]	
									Year Ended December 31, 2009									
Reported (GAAP)	$	249	$	355	$	781	$	40	$ 8,946		$ 2,040		22.8%	$		6,824	$	2.93
Items Impacting Comparability:																	
Asset Impairments/ Restructuring		-		-		-		27	233		16					217		0.09
Productivity Initiatives		-		-		-		-	107		38					69		0.03
Equity Investees		-		-		86		-	86		18					68		0.03
Transaction Gains		-		-		-		(44)	(44)		-					(44)		(0.02)
Certain Tax Matters		-		-		-		-	-		15					(15)		(0.01)
Accounting Guidance Changes		(6)		(16)		79		(2)	(79)		(35)					-		-
After Considering Items (Non-GAAP)	$	243	$	339	$	946	$	21	$ 9,249		$ 2,092		22.6%	$		7,119	$	3.06

(UNAUDITED)	Interest income	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes		Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share
	2010 vs. 2009							**2010 vs. 2009**	
% Change - Reported (GAAP)	27	106	31	-	59	17		73	73
% Change - After Considering Items (Non-GAAP)	30	15	15	-	15	15		14	14

Note: Certain columns may not add due to rounding.

(1)   2,329 million average shares outstanding - diluted.

Year Ended December 31, 2011

(UNAUDITED) (In millions)	Net operating revenues	Cost of goods sold	Gross profit	Gross margin	Selling, general and administrative expenses	Other operating charges	Operating income	Operating margin
Reported (GAAP)	$ 46,542	$ 18,216	$ 28,326	60.9%	$ 17,440	$ 732	$ 10,154	21.8%
Items Impacting Comparability:								
Asset Impairments/ Restructuring	-	-	-		-	(119)	119	
Productivity Initiatives	-	-	-		-	(156)	156	
Equity Investees	-	-	-		-	-	-	
CCE Transaction	-	(19)	19		-	(362)	381	
Transaction Gains	-	-	-		-	(35)	35	
Certain Tax Matters	-	-	-		-	-	-	
Other Items	12	(110)	122		(23)	(60)	205	
After Considering Items (Non-GAAP)	$ 46,554	$ 18,087	$ 28,467	61.1%	$ 17,417	$ -	$ 11,050	23.7%

Year Ended December 31, 2010

(UNAUDITED) (In millions)	Net operating revenues	Cost of goods sold	Gross profit	Gross margin	Selling, general and administrative expenses	Other operating charges	Operating income	Operating margin
Reported (GAAP)	$ 35,119	$ 12,693	$ 22,426	63.9%	$ 13,158	$ 819	$ 8,449	24.1%
Items Impacting Comparability:								
Asset Impairments/ Restructuring	-	-	-		-	(153)	153	
Productivity Initiatives	-	-	-		-	(190)	190	
Equity Investees	-	-	-		-	-	-	
CCE Transaction	-	(255)	255		(74)	(216)	545	
Transaction Gains	-	-	-		-	-	-	
Certain Tax Matters	-	-	-		-	-	-	
Other Items	4	22	(18)		-	(260)	242	
After Considering Items (Non-GAAP)	$ 35,123	$ 12,460	$ 22,663	64.5%	$ 13,084	$ -	$ 9,579	27.3%

CURRENCY NEUTRAL:

(UNAUDITED)	2011 vs. 2010 Net operating revenues	Cost of goods sold	Gross profit	2011 vs. 2010 Selling, general and administrative expenses	Other operating charges	Operating income
% Change - Reported (GAAP)	33	44	26	33	-	20
% Currency Impact	3	3	3	3	-	4
% Change - Currency Neutral Reported	29	40	23	30	-	16
% Change - After Considering Items (Non-GAAP)	33	45	26	33	-	15
% Currency Impact After Considering Items (Non-GAAP)	3	3	3	3	-	3
% Change - Currency Neutral After Considering Items (Non-GAAP)	29	42	23	30	-	12

Note: Certain columns may not add due to rounding.

Year Ended December 31, 2011

(UNAUDITED) *(In millions except per share data)*	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes	Effective tax rate	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share[1]
Reported (GAAP)	$ 417	$ 690	$ 529	$ 11,439	$ 2,805	24.5%	$ 8,572	$ 3.69
Items Impacting Comparability:								
Asset Impairments/Restructuring	-	-	58	177	23		154	0.07
Productivity Initiatives	-	-	-	156	49		107	0.05
Equity Investees	-	53	-	53	8		45	0.02
CCE Transaction	-	-	5	386	145		241	0.10
Transaction Gains	-	-	(641)	(606)	(289)		(317)	(0.14)
Certain Tax Matters	-	-	-	-	7		(7)	-
Other Items	(9)	-	-	214	77		137	0.06
After Considering Items (Non-GAAP)	$ 408	$ 743	$ (49)	$ 11,819	$ 2,825	23.9%	$ 8,932	$ 3.84

Year Ended December 31, 2010

(UNAUDITED) *(In millions except per share data)*	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes	Effective tax rate	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share[2]
Reported (GAAP)	$ 733	$ 1,025	$ 5,185	$ 14,243	$ 2,384	16.7%	$ 11,809	$ 5.06
Items Impacting Comparability:								
Asset Impairments/Restructuring	-	-	41	194	12		182	0.08
Productivity Initiatives	-	-	-	190	53		137	0.06
Equity Investees	-	66	-	66	9		57	0.02
CCE Transaction	-	-	(5,310)	(4,765)	49		(4,814)	(2.06)
Transaction Gains	-	-	(23)	(23)	(10)		(13)	(0.01)
Certain Tax Matters	-	-	-	-	(296)		296	0.13
Other Items	(342)	-	110	694	205		489	0.21
After Considering Items (Non-GAAP)	$ 391	$ 1,091	$ 3	$ 10,599	$ 2,406	22.7%	$ 8,143	$ 3.49

(UNAUDITED)	2011 vs. 2010						2011 vs. 2010	
	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes		Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share
% Change - Reported (GAAP)	(43)	(33)	-	(20)	18		(27)	(27)
% Change - After Considering Items (Non-GAAP)	4	(32)	-	12	17		10	10

Note: Certain columns may not add due to rounding.

(1) 2,323 million average shares outstanding - diluted.

(2) 2,333 million average shares outstanding - diluted.



THANK YOU

Thank you for being a shareowner and for the trust you have in The Coca-Cola Company.

At The Coca-Cola Company we strive to refresh the world, inspire moments of optimism and happiness, create value and make a difference.

3,500+ beverages

15 billion dollar brands

1.7+ billion servings every day

200+ countries where our beverages are sold

50 consecutive years with increased dividends

To learn more, visit our website, **www.thecoca-colacompany.com**

If you have a smartphone*, you can scan the QR codes below for more information

* Some smartphones will require the installation of a reader to scan the code. Please visit the app menu on your device for instructions on how to download the free software.









Our Proxy Statement   *Our 2011 Annual Report on Form 10-K*   *Our 2010/2011 Sustainability Report*   *Our Company website*

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